12/27

07028946

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toyota Industries Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

FILE NO. 82- 05112

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/2/08

TOYOTA

TOYOTA INDUSTRIES CORPORATION





ANNUAL REPORT 2007

Year ended March 31, 2007





Profile

Toyota Industries Corporation was founded in 1926 to manufacture and sell automatic looms (weaving machines) invented by Sakichi Toyoda. In the ensuing years, Toyota Industries extended the scope of its business domains to encompass textile machinery, automobiles (vehicles, engines, car air-conditioning compressors), materials handling equipment, electronics and logistics. With production bases in North America, Europe and Asia, including Japan, China and India, as well as a worldwide sales network, mainly in its Materials Handling Equipment and Textile Machinery segments, the operations of the Toyota Industries Group span the globe.

In November 2006, Toyota Industries celebrated the 80th anniversary of its founding. Looking ahead, we remain committed to actively undertaking initiatives aimed at achieving further development and growth.

Definition of Terms

"Fiscal 2007" refers to the fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries," "Toyota Industries Group" or the "Group" herein are to the Company and its 162 consolidated subsidiaries.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following: (1) reliance on a small number of customers, (2) product development capabilities, (3) intellectual property rights, (4) product defects, (5) price competition, (6) reliance on suppliers of raw materials and components, (7) environmental regulations, (8) success or failure of strategic alliances with other companies, (9) exchange rate fluctuations, (10) share price fluctuations, (11) effects of disasters, power blackouts and other incidents, (12) latent risks associated with international activities and (13) retirement benefit liabilities.






Contents

Financial Highlights

Toyota Industries Corporation
Years ended March 31

	Millions of yen					% change 2007 vs 2006	Thousands of U.S. dollars
	2007	2006	2005	2004	2003		**2007**
For the Year							
Net sales	**¥1,878,398**	¥1,505,955	¥1,241,538	¥1,164,378	¥1,069,218	24.7%	**$15,911,886**
Operating income	**89,954**	64,040	53,120	52,631	52,477	40.5	**762,002**
Ordinary income	**108,484**	80,635	70,912	58,970	51,375	34.5	**918,971**
Net income	**59,468**	47,077	43,357	33,623	21,933	26.3	**503,756**
Depreciation and amortization	**106,060**	87,287	70,213	65,351	59,154	21.5	**898,433**
Capital expenditures	**166,505**	158,835	136,506	89,508	87,559	4.8	**1,410,466**
Research and development expenses	**34,548**	31,166	30,051	29,562	29,705	10.9	**292,657**
Per Share Data (yen, U.S. dollars)							
Net income — basic	**¥189.88**	¥146.16	¥135.09	¥108.04	¥70.19	29.9%	**$1.61**
Net income — diluted	**189.66**	146.02	135.03	101.97	62.90	29.9	**1.61**
Cash dividends	**50.00**	38.00	32.00	24.00	22.00	31.6	**0.42**
At Year-End							
Total assets	**¥3,585,857**	¥3,245,341	¥2,326,824	¥2,011,995	¥1,650,391	10.5%	**$30,375,755**
Total net assets	**1,810,483**	1,611,227	1,115,747	1,016,763	738,867	12.4	**15,336,578**
Number of employees	**36,096**	32,977	30,990	27,431	25,030	9.5	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 118.05 yen = US$1, the exchange rate on March 31, 2007.
All the amounts throughout this report are rounded down.

Sales by Business Segment

	Millions of yen					Thousands of U.S. dollars
	2007	2006	2005	2004	2003	**2007**
Net sales						
Automobile	**¥904,893**	¥746,795	¥616,200	¥603,862	¥595,459	**$7,665,345**
Materials Handling Equipment	**767,237**	595,236	503,989	443,443	373,007	**6,499,258**
Logistics	**89,470**	65,145	–	–	–	**757,908**
Textile Machinery	**58,403**	49,789	43,902	45,968	48,740	**494,735**
Others	**58,392**	48,988	77,446	71,103	52,010	**494,641**

Net Sales


(¥ Billion)
2,000
1,500
1,000
500
0
FY
03
04
05
06
07

Operating Income


(¥ Billion)
100
80
60
40
20
0
FY
03
04
05
06
07

Net Income


(¥ Billion)
60
50
40
30
20
10
0
FY
03
04
05
06
07

Overseas Sales


(¥ Billion)
1,000
750
500
250
0
FY
03
04
05
06
07

Total Assets


(¥ Billion)
4,000
3,000
2,000
1,000
0
FY
03
04
05
06
07

Total Net Assets


(¥ Billion)
2,000
1,500
1,000
500
0
FY
03
04
05
06
07

Net Income per Share (Basic)


(¥)
200
150
100
50
0
FY
03
04
05
06
07

Cash Dividends per Share and Consolidated Payout Ratio


(¥)
(%)
50
40
30
20
10
0
FY
03
04
05
06
07
Payout ratio (right)

R&D Expenses


(¥ Billion)
40
30
20
10
0
FY
03
04
05
06
07


JAT710
TOYOTA

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Letter to Shareholders

The fiscal year ended March 31, 2007 (fiscal 2007), was an important year for Toyota Industries in two major respects. First, we reached a milestone by marking the 80th anniversary of our founding, and second, we initiated our new Medium-Term Management Plan announced in fall 2005.

In reflecting back on the past 80 years, our history can be characterized by our consistent dedication to manufacturing. The Toyoda Type G automatic loom (weaving machine) completed in 1924 by company founder Sakichi Toyoda was significant because this weaving machine was able to quickly detect breaking of yarn during the weaving process and automatically stop operating. The development of this weaving machine highlighted a strong desire to eliminate waste and avoid sending defective goods to post-processes. Guided by this thinking, which represents Toyota Industries' origins, together with the spirit of "contributing to society through manufacturing," which has been handed down through successive generations, we have steadily broadened the scope of our business over the years from textile machinery to such domains as vehicles, automotive parts, materials handling equipment and electronics.

Toyota Industries' businesses today are extensions of these domains, in which we have compiled many achievements.

New Medium-Term Management Plan Gets Off to a Smooth Start

The underlying objectives of Toyota Industries' new Medium-Term Management Plan are to spur further growth and raise corporate value. In tandem, our Vision 2010 embodies our aspirations for the type of company we seek to be in 2010. Under this vision, Toyota Industries is striving to enhance our team strengths and spirit across all businesses and generations and in turn promote the development of advanced technology and strengthening of our value chain while also fostering change, with the goal of becoming "Undisputed No. 1." Regarding financial targets for fiscal 2011, the Medium-Term Management Plan aims for consolidated net sales of more than ¥2,000 billion and ordinary income of ¥140.0 billion as of the end of fiscal 2011.

Fiscal 2007 marked the first year of our new Medium-Term Management Plan and thus was an extremely important year in getting off to a smooth start and firmly on track toward realizing our targets. Consolidated net sales amounted to ¥1,878.3 billion, an increase of ¥372.4 billion, or 24.7%, over the previous fiscal year. At the profit level, operating income increased ¥25.9 billion, or 40.5%, to ¥89.9 billion, and ordinary income increased ¥27.8 billion, or 34.5%, to ¥108.4 billion,

Medium-Term Management Plan



Ordinary Income
(¥ Billion)
58.9
70.9
80.6
108.4
115.0
¥140.0
Net Sales
(¥ Billion)
1,164.3
1,241.5
1,505.9
1,878.3
1,950.0
Over
¥2,000.0
Textile Machinery, etc.
¥1,000 billion in Materials Handling Equipment-related businesses
¥1,000 billion in Automobile-related businesses
FY 04
05
06
07
08 (Projection)
11 (Targets)
(Announced Oct. 2005)

as an increase in depreciation expenses and rising prices of raw materials were offset by increased net sales and the effects of cost-reduction efforts. These figures represent record highs and mark our eighth consecutive year of increased net sales and ordinary income.

Implementation of Strategies for All Business Segments Firmly Underway

Solid execution of medium-term strategies and forward-looking initiatives in our main businesses resulted in strong performances in fiscal 2007. Specific measures implemented in these segments are outlined below.

Materials Handling Equipment Segment

We anticipate that the global market for lift trucks will experience mild growth overall. Sharp growth is expected particularly in emerging economies such as the BRICs (Brazil, Russia, India and China) nations. Additionally, we foresee rising demand for products that consider the environment and the safety of customers.

By accurately responding to market trends and the needs of our customers, we plan to record higher unit sales and raise our global share to secure our position as "Undisputed No. 1" in the global lift truck market.

Our medium-term strategy for attaining these goals contains two important tasks. The first is to offer superior product value, and the second is to maximize synergies between the TOYOTA brand, the global leader in counterbalanced lift trucks, and the BT brand, the world's top name in warehouse trucks.

As the first step of this strategy, in September 2006 we carried out a full model change for TOYOTA brand's mainstay 1- to 3.5-ton GENEO (8-Series and Toyota Tonero overseas) internal combustion counterbalanced lift trucks and commenced production at the Takahama Plant in Japan. We also started production of this new lift truck in the United States in January 2007 and plan to inaugurate production in France in fall 2007.

Based on the concept of setting new standards for safety and environmental friendliness, the new GENEO offers greater safety, meets environmental regulations ahead of schedule and offers improved comfort and ease of operation, thus providing a differentiated value unmatched by competitor products. Following its launch, the



New GENEO (8-Series and Toyota Tonero) internal combustion counterbalanced lift truck



Tetsuro Toyoda
President

Hybrid Lift Truck

new GENEO has earned high acclaim from many customers. With this strategic lift truck, we plan to aim for higher market share and increased profitability in working to be "undisputed No. 1" in the global lift truck market.

With an eye toward maximizing synergies between the TOYOTA brand and the BT brand, in April 2006 we officially launched the Toyota Material Handling Group (TMHG) as the framework for integrating both entities. In undertaking operations, TMHG implements optimal policies in global markets that are divided into the four geographic regions of Japan, North America, Europe and International.

At the same time, key functions such as quality, R&D and plant operations are handled taking a cross-sectional approach that transcends all geographic regions as we utilize the entire capabilities of the Toyota Industries Group in making improvements and innovations. The launch of TMHG has already yielded and we believe will continue to generate important synergies that include mutually supplying each other's brand products, undertaking joint development, promoting the implementation of the Toyota Production System (TPS) at production bases worldwide and reorganizing sales structures. Looking ahead, we plan to focus on the timely planning and introduction of competitive new products and improvement of after-sales service.

Automobile Segment



Nagakusa Plant

The Automobile Segment is another pillar of the Toyota Industries Group's business along with the Materials Handling Equipment Segment.

Greater global demand for compact cars is expected due to rising crude oil prices, while Toyota Motor Corporation's (TMC) domestic production is likely to remain at a high level.

In view of these circumstances, we will strive to expand our role within the Toyota Group backed by our strength—always aiming to be global No. 1 in terms of quality, cost and delivery (QCD)—that we have cultivated as a manufacturer specializing in compact and midsize cars.

We have achieved smooth progress up through fiscal 2006 in establishing, increasing and strengthening plant infrastructure and assembly lines. Accordingly, we now operate a solid structure capable of stable production exceeding 350,000 units annually, up from just over 200,000 units previously.

During fiscal 2007, we continued full-scale production of the Vitz (Yaris outside Japan) and the RAV4 and attained record-high sales of 350,000 units. We intend to make further improvements in QCD to ensure continued high levels of production as we work to further strengthen collaboration between Toyota Industries and TMC. At the same time, we expect to continue to upgrade our development capabilities and expand our roles in both production and development.

In the Engine Business, mounting concerns about the environment have led to a high level of demand for clean diesel engines in Europe. Meanwhile, Japan and the United States are witnessing moves to reevaluate diesel engines given their excellent energy efficiency. In addressing these trends, we aim to become a top manufacturer of diesel engines within the Toyota Group from both a development and production perspective.

From fiscal 2006, Toyota Industries began producing two globally strategic engines. These include AD diesel engines, a clean, quiet and fuel-efficient new-generation diesel engine jointly developed with TMC, and KD diesel engines for TMC's Innovative International Multi-Purpose Vehicle (IMV) Project. In fiscal 2007, we maintained high production levels of these engines throughout the year and increased our production volume from over 300,000 units to 490,000 units. We also proceeded firmly on a number of fronts to strengthen our development capabilities by taking steps that included constructing a new



New engine testing center

testing center and increasing development staff. In responding accurately to TMC's strategies, we will strive to even more fully utilize our development and production capabilities within the Toyota Group.

In the Car Air-Conditioning Compressor Business, although the rise in the percentage of new vehicles fitted with air conditioners in the European market has slowed down, we foresee a growing need for fuel-efficient air conditioners. Additionally, we anticipate higher demand particularly in emerging markets such as the BRICs due to an increase in automobile sales.

Regarding medium-term targets, as a top manufacturer, Toyota Industries will aim to further expand global market share while striving to increase its earnings power via thorough cost reductions.

As we receive steadily increasing orders from customers, our overriding theme is to respond accurately to such increases by establishing an optimized, global and flexible production structure. Accordingly, Toyota Industries has made smooth strides in expanding production capabilities. Achievements include the start of production at a second North American production base in the U.S. state of Georgia in December 2005 followed by the commencement of production at a plant in China in April 2006. We are also focusing efforts on further expanding sales to automakers, and during fiscal 2007 these efforts have enabled us to secure new customers, mainly comprising European manufacturers of compact cars.



TD Automotive Compressor Kunshan Co., Ltd.

As a result, in fiscal 2007 we sold 20.45 million car air-conditioning compressors, surpassing 20 million units for the first time. Deploying our technological superiority as a competitive advantage, we plan to continue to develop cutting-edge technologies and new products that contribute to new car development as we respond to an ever-greater need for car air-conditioning compressors for hybrid vehicles in addition to conventional engine-powered vehicles.

The Automobile Segment is also involved in car electronics and automotive stamping dies. In other words, this segment is active in a broad range of fields covering the entire automobile business from vehicle assembly and engines to components. To prevail amid severe competition, we intend to strengthen collaboration among these businesses to leverage our strong overall capabilities.

With this in mind, in January 2007 we established the Automotive Headquarters to fortify collaboration among respective businesses in the Automobile Segment. We have now consolidated and achieved close cooperation among the vehicle assembly, engine, automotive stamping dies and car electronics businesses to create synergies. In so doing, we are actively contributing to TMC's global strategy. Besides strengthening each individual business, we plan to focus on increasing our total strengths while elevating the potential and performance of the Automobile Segment.

Textile Machinery Segment



JAT710 air-jet loom

Ever since our founding, textile machinery has been tantamount to a "family business," and a strong performance by this segment energizes all employees of the Toyota Industries Group. In fiscal 2007, this segment posted excellent results, as sales of our mainstay air-jet looms surpassed 10,000 units due to extremely buoyant conditions that included extraordinary demand in China. As an easy-to-understand example, the continuous operation of 10,000 air-jet looms for one month would weave enough material for dress shirts for 100 million people, a number that virtually corresponds to Japan's entire population. Compared with the Toyoda Type G automatic loom of 80 years ago, current air-jet looms boast four times greater weaving width and six times higher weaving speed, thus giving these weaving machines 24 times the productivity.

Up until approximately five years ago, total worldwide demand for air-jet looms was around 10,000 units annually, but subsequently surged to over 20,000 units annually since 2002. Along with improvements in air-jet loom productivity, the main factor driving this increase has been technological innovations in air-jet looms enabling the production of fabrics that were previously difficult to produce unless using other machines such as rapier weaving machines.

For fiscal 2008 and beyond, we plan to further strengthen the product appeal of our air-jet looms and maintain our position as the global leader as we continue the legacy of our "family business."

Refocusing on the Basics of Manufacturing and Strengthening the Company's Constitution

To continue "contributing to society through manufacturing," sustainable growth and development is imperative. Maintaining an unwavering commitment to this concept, we believe that refocusing on the "basics of manufacturing" is of paramount importance at the juncture of our 80th anniversary.

Accordingly, in fiscal 2007 we pursued further growth and development with a renewed spirit by thoroughly promoting guidelines focused on the basic thinking and behavior for all employees of the Toyota Industries Group.

Attracting Highly Ambitious Individuals and Creating a Vibrant Workplace

Toyota Industries has designated "enhance team strength and spirit" as the main thrust of its Vision 2010 and a core initiative for driving future growth. Realizing this concept hinges on further raising the level of every employee's unique skills and specialized techniques as well as management capabilities.

As a key focal point, in fiscal 2007 Toyota Industries promoted the cultivation of personnel possessing the skills, perspectives and spirit of TPS in all business divisions, with each division working to attain clearly defined targets. Concurrently, the Corporate Center (corporate headquarters) upgraded TPS training programs and undertook TPS training by encouraging the participation of staff and providing TPS support for each business division. Determined to accelerate the development of personnel possessing top-caliber skills and techniques as well as the required execution capabilities in terms of manufacturing, we further enhanced our Technical Training Center with the establishment of the Engineering Education Office and began operations in January 2007 as the Technical Learning Center.


Technical Learning Center

With the adoption of these measures, we believe that the strengths of each individual are steadily advancing. Combined with these assets, we believe that a "spirit of harmony," namely, teamwork and an overarching sense of humanity, will serve as a cornerstone needed to fully utilize our team strengths. We will press forward with the creation of a spirited workplace where communication flows smoothly and employees can gather for positive discussions and work to their fullest abilities with a high sense of motivation.

Making Strides in Global Environmental Management

No discussion concerning corporate management can take place in the 21st century without mentioning environmental concerns. Toyota Industries has continually carried out environmental management and proactive information disclosure over the course of three successive environmental action plans. Under our Third Environmental Action Plan completed in fiscal 2006, Toyota Industries achieved all numerical targets, which included reducing CO_2 emissions by 5% compared with fiscal 1991 levels and attaining a 50% reduction of targeted PRTR (pollutant release and transfer register) substances compared with fiscal 1999 levels.

The increased environmental load results not only from the production process but also the use of products by customers. Driven by this awareness, we are making unprecedented efforts to expand our lineup of ecological products under our Fourth Environmental Action Plan launched in fiscal 2007. In the automobile field, for example, Toyota Industries is working on the development of products that reduce CO_2 emissions, including diesel engines and key components for hybrid vehicles. We believe that these efforts will also spawn new business opportunities further down the road.

We plan to expand this approach to all Toyota Industries Group companies and work to build global environmental management to vigorously reduce emissions of greenhouse gases, utilize resources more efficiently and reduce environmental risk factors, which we believe will allow us to resolutely fulfill our corporate responsibility.

Building Quality into Our Own Processes and Assuring Quality for Customers

One aim of Toyota Industries' manufacturing philosophy is to ensure that customers can use our products with a sense of reassurance worldwide. Based on TPS and Total Quality Management (TQM), our development, design, production technology, manufacturing and quality assurance divisions act in unison, with design reviews as a core element, as part of our steadfast efforts to attain quality. Reflecting the success and recognition of these quality initiatives, in fiscal 2007 the Automobile Segment once again earned the Superior Quality Performance Award presented to suppliers by TMC.



Superior Quality Performance Award

Our approach to quality initiatives is unrelenting. For instance, we believe that the presidential guidelines issued at the beginning of fiscal 2008 ensure that all employees thoroughly understand the meaning of "quality assurance." Fully absorbing this concept will further improve our awareness and actions, and each individual will be able to incorporate quality into his or her own work activities. We believe that employees who take pride in manufacturing will in turn ensure that no defects are sent to post-processes, thereby ultimately eliminating problems for our customers.

Thoroughly Ensuring Safe Work Operations

Safety serves as the basis for earnestly undertaking manufacturing and represents the starting point of all our activities. Within the Toyota Group, we say, "safe work is 'the door' to all work." In keeping with this stance, all employees strive to work cohesively in taking steps to ensure that even the smallest risk is not overlooked and that the sources of any potential accidents are clearly eliminated.



On-site inspections by top management

As a means of bolstering our safety initiatives in fiscal 2007, we implemented a variety of initiatives such as improving management systems along with safety inspections and audits by the executive vice president in charge of overseeing production. At the same time, in accordance with the theme of making regular on-site inspections, top management continued to visit numerous worksites in person to confirm that safety is categorically being maintained accompanied by improvements in quality and productivity.

Raising Corporate Value

Regarding the outlook for fiscal 2008, the global economy is expected to sustain a mild expansion despite disparities among geographic regions. Nonetheless, there are concerns of risks within Toyota Industries' operating environment, including exchange rate fluctuations and rising prices for crude oil and other raw materials.

In view of these factors, we are aiming for an increase in consolidated net sales of ¥71.7 billion, or 3.8%, to ¥1,950.0 billion; an increase in operating income of ¥5.1 billion, or 5.6%, to ¥95.0 billion; and an increase in ordinary income of ¥6.6 billion, or 6.0%, to ¥115.0 billion.

We believe this solid performance will be the result of our various management approach. Above all, we are resolved to making unrelenting efforts to raise corporate value by refocusing on the basics of manufacturing, strengthening our corporate constitution and providing products that ensure the satisfaction of customers worldwide.

In closing, we fully appreciate the continued support and guidance of our shareholders, customers, local communities, and employees and their families.

June 2007

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

At a Glance

Automobile Segment


48.2%

Percentage of Net Sales

Main Products

- Passenger vehicles
- Diesel engines
- Gasoline engines
- Car air-conditioning compressors
- Electronic components for automobiles
- Foundry parts
- Stamping dies



RAV4



2AD
Diesel engine



7SEU17
Compressor



DC-DC converter

Materials Handling Equipment Segment


40.8%

Percentage of Net Sales

Main Products

- Counterbalanced lift trucks
- Warehouse trucks
- Aerial work platforms
- Automated storage and retrieval systems
- Automatic guided vehicles



GENEO (8FG25)
Internal combustion counterbalanced lift truck



Reflex
Reach truck



TZ-10A type "RR"
Truck mount aerial work platform

Logistics Segment


4.8%

Percentage of Net Sales

Main Services

- Land transportation services
- Logistics planning
- Operation of distribution centers
- Cash collection and delivery and cash proceeds management







Textile Machinery Segment


3.1%

Percentage of Net Sales

Main Products

- Ring spinning frames
- Roving frames
- Drawing frames
- Air-jet looms
- Water-jet looms
- Sizing machines



RX240NEW
Ring spinning frame



JAT710
Air-jet loom

Others Segment


3.1%

Percentage of Net Sales

Main Products

- Semiconductor package substrates
- Flexible printed circuit (FPC) substrates
- Manufacturing equipment
- Low-temperature polysilicon TFT-LCDs



Wire bonding package substrate



FPC substrate



Low-temperature polysilicon TFT-LCDs

The Automobile Segment is Toyota Industries' largest business segment and accounts for over 48% of consolidated net sales. Within this segment, the Vehicle Business manufactures the Vitz (Yaris outside Japan) and RAV4 under consignment from Toyota Motor Corporation (TMC). The Engine Business produces diesel and gasoline engines under consignment from TMC as well as engines for its own materials handling equipment. Commanding the top global share, the Car Air-Conditioning Compressor Business develops and produces fixed-displacement compressors and variable-displacement compressors. This segment also produces foundry parts for engines and electronics devices for automobiles. In fiscal 2007, net sales of the Automobile Segment were ¥904.8 billion and operating income amounted to ¥33.5 billion.

Net Sales


(¥ Billion)
1,000
800
600
400
200
0
FY
05
06
07

Operating Income


(¥ Billion)
80
60
40
20
0
FY
05
06
07

The Materials Handling Equipment Segment manufactures and sells industrial vehicles such as lift trucks, aerial work platforms, shovel loaders and tow tractors in addition to automated storage and retrieval systems and automatic guided vehicles. Toyota Industries sells its materials handling equipment under the Toyota L&F (Toyota Industrial Equipment outside Japan), BT, Raymond, CESAB and AICHI brands. In fiscal 2007, net sales of the Materials Handling Equipment Segment amounted to ¥767.2 billion. Operating income totaled ¥47.2 billion.

Net Sales


(¥ Billion)
1,000
800
600
400
200
0
FY
05
06
07

Operating Income


(¥ Billion)
80
60
40
20
0
FY
05
06
07

In addition to engaging in truck cargo transport and warehousing operations, Toyota Industries carries out the Logistics Solutions Business for handling all aspects of logistics to help customers reduce their logistics costs. We are building proprietary business models that strive to optimize the overall flow of "goods," "cash" and "information" from the manufacturer to the consumer. Through these activities, we aim to contribute to the overall optimization of our customers' logistics. In fiscal 2007, net sales of the Logistics Segment amounted to ¥89.4 billion. Operating income was ¥1.7 billion.

The logistics-related business, which was included in the Others Segment, had been separated and declared independently as the Logistics Segment starting from fiscal 2006.

Net Sales


(¥ Billion)
100
80
60
40
20
0
FY
05
06
07

Operating Income


(¥ Billion)
8
6
4
2
0
FY
05
06
07

The Textile Machinery Segment produces and sells spinning and weaving machinery. Spinning machinery includes the manufacture and sales of high-speed ring spinning frames and roving frames while weaving machinery involves the manufacture and sales of air-jet looms, which insert weft yarns using air, and water-jet looms, which use water for the same purpose. We also manufacture and sell such preparatory machinery for weaving processes as sizing machines and automatic drawing-in machines. In fiscal 2007, net sales of the Textile Machinery Segment were ¥58.4 billion, and operating income totaled ¥1.0 billion.

Net Sales


(¥ Billion)
100
80
60
40
20
0
FY
05
06
07

Operating Income


(¥ Billion)
6
4
2
0
(2)
FY
05
06
07

The Others Segment includes newer businesses that we have entered relatively recently. This segment includes TIBC Corporation, a joint venture with Ibiden Co., Ltd. that produces semiconductor package substrates. ST Liquid Crystal Display Corp. (STLCD)* and ST Mobile Display Corporation (STMD)*, joint ventures with Sony Corporation, produce low-temperature polysilicon TFT-LCDs. In fiscal 2007, net sales of the Others Segment amounted to ¥58.3 billion and operating income was ¥6.3 billion.

* As STLCD and STMD are affiliates and not consolidated subsidiaries, their sales and operating income (losses) are not included in the consolidated figures, but are accounted for by the equity method.

The logistics-related business, which was included in the Others Segment, had been separated and declared independently as the Logistics Segment starting from fiscal 2006.

Net Sales


(¥ Billion)
100
80
60
40
20
0
FY
05
06
07

Operating Income


(¥ Billion)
8
6
4
2
0
FY
05
06
07

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income (losses) arising from intersegment transactions.







Materials Handling Equipment

Share Our Strength

The Materials Handling Equipment Business is fortifying its global No. 1 position through the Toyota Material Handling Group (TMHG), a new organization that integrates TOYOTA Material Handling Company (TMHC), the global leader in counterbalanced lift trucks, and the BT Industries Group, the world's top name in warehouse trucks. The BT Industries Group of companies were acquired and became subsidiaries of the Toyota Industries Group in 2000.

Initiating full-scale activities in April 2006, TMHG is already steadily generating a wide range of noteworthy achievements. We believe that TMHG meets customers' logistics needs by providing one-stop shopping for products and services that combine a broad scope of materials handling equipment with optimal business solutions. This approach enables the Company to enhance customers' logistics efficiency worldwide, further strengthening Toyota Industries' position as a world-leading supplier of materials handling equipment.

The Materials Handling Equipment Business also includes Aichi Corporation, a subsidiary that commands the dominant share of Japan's market for aerial work platforms.

Market Overview for Materials Handling Equipment

Market for Materials Handling Equipment Continues to Expand

Having experienced continuous growth since calendar year 2002 in tandem with a general economic recovery, the global market for materials handling equipment grew by around 12% in calendar year 2006. Despite concerns about soaring prices for crude oil and steel materials, the outlook from calendar year 2007 onward is also for relatively high growth in emerging markets, particularly in the BRICs (Brazil, Russia, India and China) countries. Modest expansion in such key markets as Europe, North America and Japan is also expected.

Rising Safety and Environmental Consciousness

Customer needs within these markets reflect a growing global awareness of safety and the environment, as evidenced by steadily rising demand for materials handling equipment that not only minimizes such dangers as rollover accidents but also stresses ergonomics, low noise and low vibration, as well as reduced exhaust emissions.

As a noteworthy response to customer needs, our new generation of engine-powered lift trucks represents a significant advance over previous models and incorporates original systems that contribute to marked improvements in terms of reduced noise and vibration along with both operator safety and comfort and operating efficiency. Production of the newly improved model got underway in Japan in September 2006 and in the United States in January 2007, and will begin in Europe in September 2007. The new generation of lift trucks is sold as the GENEO in Japan, the 8-Series in North America and International, and the Toyota Tonero in Europe.

By improving our previous engines, as a leading manufacturer we are able to offer a new series of lift trucks that not only meets strict exhaust emissions regulations in Japan one year in advance of required implementation but also incorporates leading-edge technologies that satisfy stringent 2010 emissions regulations in the United States three years ahead of schedule and meets new European emissions standards that will take effect in 2008.

In addition, a new hand pallet truck based on a new-type pump and manufactured on an entirely new production line was introduced in Europe. This truck delivers improved performance and is manufactured in an environment-friendly manner that reduces the impact on the environment in terms of chemical usage, lower energy consumption and highly efficient production processes.

Integration of TMHG

Since becoming partners in 2000, TMHC and the BT Industries Group have continued to examine each other's strengths in the pursuit of synergies that include mutually supplying respective brand products, sharing sales and production know-how, exchanging resources and jointly procuring products. Determining that the time was ripe for maximizing synergies via the full-scale integration of operations, TMHG became operational from April 2006 as a new framework integrating TMHC and the BT Industries Group.

In managing and carrying out its operations, TMHG has divided its global markets into four regions—Europe, North America, International and Japan—and established a Board as the decision-making body within each of these four regional organizations. A Management Committee composed of TMHG top management and representatives of each regional organization oversees the formulation of strategies and manages TMHG as a whole.

TMHG has also set up Sub-Committees comprising functional

Organizational Chart of Toyota Material Handling Group


TMHG
Management Committee
Global Strategy, Optimum Resource Allocation, Global Management Control
TMHE
Toyota Material Handling Europe
TMHNA
Toyota Material Handling North America
TMHI
Toyota Material Handling International
TMHJ
Toyota Material Handling Japan
Sub-Committees
Quality, R&D, Product Planning, Information System/Information Technology, Plant Operation, Human Resources and Finance

sections of each regional organization to handle such principal functions as Quality, R&D, Product Planning, Information System/ Information Technology, Plant Operation, Human Resources and Finance. Cross-sectional linkages permeating the entire organization facilitate the sharing of best practices and know-how cultivated regionally as well as globally.

We are currently pushing ahead with measures aimed at realizing our target of becoming "Undisputed No. 1" in the global industrial truck market, and each of these initiatives has already begun to steadily yield important results. Examples of the growing synergies already created include joint product development (e.g., three-wheel electric lift truck for the European market), development of our own key components, strengthening of our production structure through the horizontal deployment of the Toyota Production System (TPS) throughout the entire group, the reorganization of sales structures in a number of regions and enhanced development efficiency through the sharing of systems.

While the BT and Raymond brands wield strong brand power in Europe and North America, respectively, the TOYOTA brand has achieved a solid position in Japan, the United States, Europe and several International markets (e.g., Australia and a number of Asian countries). In its operations, TMHG intends to firmly maintain its core TOYOTA, BT and Raymond brands while solidifying the optimal brand and sales structures in each region to ensure that the power of each brand is fully utilized.

Through the implementation of these measures, we plan to work toward capturing an even higher global market share while aiming for a further increase in profitability.

TMHG's Sales in 2006

TMHG achieved record-high sales of almost 190,000 industrial trucks in calendar year 2006. Besides supplying cutting-edge products manufactured in Japan, North America, Europe and China, TMHG also provides top-quality services worldwide.

Business Activities in Fiscal 2007 by Geographic Region

Japanese Market

Amid a stable Japanese market, unit sales in the overall lift truck market increased 5% to 86,000 units in fiscal 2007.

Calendar year 2006 marked the 50th anniversary since we commenced sales of lift trucks in Japan. Commemorating this occasion, Toyota Material Handling Japan (TMHJ) put more energy into sales promotion activities, which resulted in an impressive 43% market share for domestic sales of lift trucks in fiscal 2007. This means we have maintained the top position in the Japanese lift truck industry for the 41st consecutive year. In September 2006, TMHJ commenced sales of the new generation of engine-powered 1- to 3.5-ton internal combustion counterbalanced lift trucks (sold as the GENEO in Japan) following a full model change. As its mainstay product, the GENEO provides dramatically greater product value in terms of safety, environmental attributes and ease of operation, and is expected to contribute significantly to the performance of the Materials Handling Equipment Business.

Aichi Corporation, which is involved in the manufacture and sales of aerial work platforms, posted increases in both sales and earnings due to a brisk investment climate as Japanese companies continued to enjoy strong sales.

The year 2006 also marked the 20th anniversary since we started sales of materials handling systems. In response to greater demand for automatic guided vehicles (AGVs), during fiscal 2007 we upgraded our product lineup with the introduction of the Tugcart, a compact yet highly powerful AGV that enables a reduction in customers' logistics personnel as well as improvements in logistics processes.

Capitalizing on its comprehensive product lineup for materials handling, TMHJ intends to continue to offer products closely tailored to customer needs and provide solid logistics-related solutions.

Launch of the Tugcart AGV

Sales of the Tugcart AGV commenced in February 2007 in Japan. Developed in response to a heightened need for AGVs that enable customers to reduce their logistics personnel and improve their logistics processes, the Tugcart is easy to introduce, plus courses can be set up or changed by simply affixing magnetic tape on guidepaths. It can also be used with existing carts without the need for drastic modifications, and though only 19 cm high, boasts high power with a maximum 1-ton towing capacity. Although the Tugcart AGV is primarily utilized on factory floors within the manufacturing industry at present, its wide range of applications extend from components manufacturers seeking to increase automation to product transport in the light manufacturing industry and tray services at hospitals. Accordingly, sales expansion will be targeted by proposing these and other uses.



Tugcart AGV

North American Market

Toyota Material Handling North America (TMHNA) increased its lead as the No. 1 materials handling company in North America for the fifth consecutive year. Of significant note was the TOYOTA brand's 2006 growth rate, which was nearly double that of the entire U.S. market for industrial trucks. In addition, TMHNA launched the highly anticipated new generation of engine-powered lift trucks (sold as the 8-Series in North America).


8-Series
Internal combustion counterbalanced lift truck

The 8-Series, with 70% less smog-forming emissions than the 2007 U.S. Environmental Protection Agency (EPA) federal emissions standards, is just one environmentally focused initiative TMHNA is employing to distinguish itself from its competitors. Another key initiative is fuel-cell lift trucks. A prototype of the industry's first fuel-cell lift truck was proudly displayed at ProMat 2007. The TOYOTA prototype uses hydrogen as its main power source and produces electricity without combustion, generating zero CO_2 emissions. Additionally, Raymond received a contract from the New York State Energy Research and Development Authority (NYSERDA) for a hydrogen fuel-cell feasibility study at a manufacturing facility of Toyota Material Handling Manufacturing North America (TMHMNA) in Greene, New York, which we believe will expedite the commercialization of our environment-friendly technology. TMHMNA also continued implementation of TPS at its manufacturing facilities in Greene, New York; Muscatine, Iowa; Brantford, Ontario; and Columbus, Indiana. We believe this will enable improvement of our already strong reputation for product quality and reliability. Furthermore, TMHMNA continued efforts to competitively supply high-quality products; as part of this effort, the procurement department was centralized at its facility in Greene, New York, which we believe will enable more cost-effective production of lift trucks.

Many other significant events took place during the fiscal year under review. Raymond received an award for its human resources development policies from the New York Management Council in recognition of its best practices in health and safety that are part of its unsurpassed safety program. Additionally, Raymond will celebrate the production of its 300,000th Raymond-brand lift truck during 2007. Meanwhile, the TMHMNA manufacturing plant in Indiana received the Indiana Governor's Award for Environmental Excellence and celebrated the production of its 250,000th TOYOTA-brand lift truck.

European Market

The overall European market for industrial trucks continued to show significant growth, with especially strong growth recorded in the markets of Central and Eastern Europe. Accordingly, Toyota Material Handling Europe (TMHE) established a new sales record for TOYOTA-, BT- and CESAB-brand units.

TMHE took steps to both further develop its central organizational structure and launch new, unified sales and marketing organizations in a number of European markets. Centrally, TMHE unveiled a new management structure and identified areas—including sales, service and marketing—where customers will be better served by integrating these support functions.

European customers, particularly those with large fleets, are increasingly looking for materials handling suppliers who can provide them with a full range of products, supported by services, fleet management systems, as well as the flexibility of lease and rental programs. To address these evolving market demands, TMHE created a new European Key Accounts (EKA) Department combining the previous Toyota and BT major account teams. The EKA Department provides our largest customers with a consistent, comprehensive offering of TOYOTA and BT products and services.

TMHE has also studied each European market to determine the best approach to strengthen customer relationships and improve customer contact. TMHE has launched unified Marketing & Sales Companies in a number of European markets, including the Nordic countries, Germany and the United Kingdom, each of which will provide its market with a complete range of TOYOTA and BT products and services.

At the same time, TMHE has taken steps to increase the number of fully owned distribution companies by acquiring independent distributors, such as Toyota distributors in Austria, Finland, Greece, the Netherlands and Spain.

In terms of its available products, TMHE had very positive results for its new range of three-wheel, 24-volt electric counterbalanced trucks marketed under the TOYOTA, BT and CESAB brands. This range was developed by engineers in Europe in close collaboration with their colleagues in Japan and is an excellent example of our global coordination and synergy building. The success of these trucks, which are produced at TMHE's manufacturing facility in Bologna, Italy, demonstrates the kind of benefits that can be realized by further integration.

Furthermore, a new range of compact TOYOTA electric tow tractors was introduced, and a number of BT-brand products were launched in 2006, including the market's fastest horizontal transport truck that delivers driving speeds of nearly 20 km/h with three loaded full-sized pallets. A new BT-brand truck designed for customers needing to stack and load/unload two pallets on top of each other was also released to market along with a new hand pallet truck that uses the newly developed pump production line in Mjölby, Sweden. The new pumps further enhance the durability of the truck and reduce the environmental impact.

Other highlights included the power truck division in Mjölby reaching a milestone in 2006 with the shipment of its 500,000th unit, an electric pallet truck. The factory in Ancenis, France, celebrated

10 years of production and 100,000 units of cumulative production, and the factory in Bologna, Italy, earned the International Best Factory Award for excellence in such areas as quality, lead-times and innovation.

International Market

These markets include Africa, Asia, the Middle East, Oceania and South America—areas where economic expansion is creating growing demand for materials handling equipment. Prominent among these areas are the BRICs countries, where Toyota Material Handling International (TMHI) is concentrating major efforts on meeting expanding requirements for its products and services. The ability to offer a full range of counterbalanced lift trucks and warehouse trucks is of vital importance in this process.

TMHI's activities have included the strengthening of its production, sales and service capabilities at its bases in China. Specific measures there include a structured training process of its sales and service network to ensure a high level of product knowledge so that customers can gain support in all areas of materials handling, including major investment projects where TMHI can offer sophisticated software systems designed to maximize utilization of space. For distribution centers and other complex applications, its own regional experts in Shanghai support the national dealer network. In Brazil, TMHI is enhancing its sales network to meet growing demand, while in the Middle East, efforts are being carried out to rationalize and strengthen operations. The establishment of a sales and service base in India is also a key focus in view of a growing need for materials handling equipment and quality solutions for customers' planned distribution centers. With the proliferation of local production plants for a variety of industries including car manufacturers and suppliers for these plants, TMHI will work to ensure quality products will be available to meet these needs.

In addition to activities in the marketplace, we have also focused on internal structures in order to ensure the organizational infrastructure is in place to support our business across the substantial number of markets under our responsibility. To this end, we have rationalized key management areas to integrate the skills within our international operations. This enables us to drive our business in an ever more coherent fashion, as well as increase our efficiencies and competencies.

These and other measures have contributed to continued favorable results in International markets.

September 2006 marked the start of imports from Japan of the new generation of engine-powered lift trucks (sold as the 8-Series in International). The enhanced safety and environmental performance of the 8-Series have earned this lift truck especially high acclaim, which is underscored by a steady increase in unit sales.

Looking Ahead

Japanese Market

In 2007, we anticipate a stable business environment supported by sustained growth in the Japanese industrial truck market.

Against this backdrop, TMHJ aims to expand industrial truck sales in the domestic market by highlighting the product value of the new generation of engine-powered lift trucks launched in September 2006. We also realize it is increasingly important to provide the kinds of services that comprehensively support customers' logistics not only through sales of materials handling products but also by providing solutions. Keeping this in mind, we intend to deploy solution-based sales with TPS at the core and respond to customer needs from both the hardware and software aspects.

We established the TMHG Training Center as the organization overseeing the nurturing of professionals with high levels of expertise and abilities in the areas of sales and services at both domestic and overseas distributors. We have already devised new training curricula and commenced training for distributors worldwide. A specialized training facility is under construction in Handa, Aichi Prefecture, and we will continue to actively engage in human resources development to ensure the future growth of Toyota Industries.



TMHG Training Center

North American Market

TMHNA anticipates that the general industrial truck market in North America will slow down in 2007, but that the market for electric lift trucks will remain strong. The continued strength of the latter market coincides with TMHNA's continued environmental focus. With several environmental accolades already under its belt, TMHNA will again make this important business and social issue a top priority. Several new electric lift trucks will be launched under the TOYOTA brand in 2007, including a tow tractor and a Class 3 AC-powered truck. Recognizing that the strongest segment of the electric truck market consists of companies where warehousing, distribution or order fulfillment are critical success factors (e.g., wholesale and retail distribution), ongoing investment in the development of more reliable, high-performance, Raymond-brand electric lift trucks will continue to play a key role in enabling distributors to both trim costs and increase throughput.

Through both of TMHNA's market-leading TOYOTA and Raymond brands, we remain committed to helping our customers improve their business. Under the TOYOTA brand, for example, we are set to launch the new "Toyota Fleet Solution" fleet management program, a data-driven, comprehensive approach to fleet management designed to deliver better bottom-line business performance to customers. Under the Raymond brand, we plan to continue to focus on anticipating customers' needs and developing warehousing solutions to improve Raymond's position as the leading provider of materials handling equipment to this large market segment.

The year 2007 also marks the 40-year anniversary of establishing TOYOTA-brand lift truck operations in the United States. From the first lift truck, a cushion tire 6,000-pound capacity internal combustion model introduced nearly four decades ago, to the new generation of engine-powered lift trucks (sold as the 8-Series in North America), Toyota continues to push the bounds of product and technology innovation with its full line of high-quality lift trucks.

European Market

There are some concerns that the rate of growth in the European market will slow down due to the persistent strength of the euro and the effects of a decelerating U.S. economy. Nevertheless, we foresee robust demand, particularly in Central and Eastern European countries.

During fiscal 2008, TMHE intends to continue to integrate a number of central support functions as well as local operations in countries where it has determined this would allow operations to improve service to its customers.

We believe that our commitment to investment in product development will lead to several new and renewed items in our warehouse and counterbalanced product ranges, including the launch of the new generation of engine-powered lift trucks (sold as the Toyota Tonero in Europe). These 1.5- to 3.5-ton internal combustion counterbalanced lift trucks demonstrate the best of Toyota's global research and development capabilities and give European customers a European-produced truck that addresses their specific needs in terms of safety, productivity, durability, comfort and the environment. The new lift trucks will offer a formula (known as the Tonero+ formula) that allows customers to specify additional features in the areas of safety, productivity, comfort and durability in order to fulfill their individual business needs.

In addition, several truck models will be equipped with a built-in wireless communication system. This innovative system will provide customers with remote access to performance data from the trucks and will allow monitoring of the battery status, with collision sensors providing additional data.

International Market

TMHI sees continuing and significant growth potential in International markets—a trend that has been further developing over the 12 months ended March 31, 2007 and shows no sign of abating. This trend underlines the development of many markets, and confirms the importance of efficient logistics for industrial and commercial partners. Where customers seek to build and invest in a business, the need for an informed supplier to deliver good solutions, products and support services is paramount. Strong growth in fiscal 2007 in the fields of third-party logistics and warehousing/distribution centers emphasizes this point, and is a key component of business planning.

Our focus continues to be directed at improving internal structures to ensure the right levels of support to our market operations. We look to continue our commitment in key markets to provide high-quality sales and service operations and to ensure that local skill levels are further developed through carefully planned training courses. We strive to underpin our position as a market leader by developing products that accurately ascertain the needs of different markets and by establishing optimal sales and service structures in all markets, with a strong focus on market coverage and on quality of products and support to ensure customer satisfaction.

TMHI remains dedicated to providing the optimum solutions for its customers.

Worldwide Manufacturing Bases of TMHG


BT
TOYOTA
INDUSTRIAL EQUIPMENT
CESAB
TOYOTA L&F
TOYOTA
INDUSTRIAL EQUIPMENT
RAYMOND
TOYOTA
INDUSTRIAL EQUIPMENT

Topics

Toyota Industries Displays Hybrid Lift Trucks at EVS 22

In October 2006, Toyota Industries displayed its hybrid lift truck prototypes, developed jointly with Toyota Motor Corporation, at the 22nd International Battery, Hybrid and Fuel Cell Electric Vehicle Symposium & Exposition (EVS 22). This is the world's largest international symposium for electric vehicles, which covers such fields as electric vehicles, hybrid cars and fuel-cell cars. The event attracted participants from a vast range of sectors, spanning not only manufacturers and ordinary users from around the world but also representatives of national and municipal government bodies, research institutes and the media. Amid a rising tide of global interest in electric vehicles, this exhibition served as an excellent forum for extolling the benefits of our future technologies.



Toyota Factory Celebrates Production Milestone

In September 2006, the Toyota Industrial Equipment plant in Ancenis, France, celebrated 10 years of operation and cumulative production of 100,000 units. The Ancenis facility produces electric and engine-powered counterbalanced lift trucks for the European market, and since beginning production in 1996 has established itself as a world-class manufacturing plant.

Raymond Celebrates 85th Anniversary

Increases in population and evolving lifestyles have spurred increased demand for warehouses and delivery capabilities. In responding to this trend, Raymond has continually developed high-performance lift trucks, thus playing a key role in enabling shippers to trim costs and raise processing capabilities. Upon the occasion of its 85th anniversary in 2006, Raymond remains committed to responding to customer needs as a leader in both offering materials handling equipment and providing solutions.



Raymond Receives Award for Human Resources Development Policies

In October 2006, Raymond received an award for its human resources development policies from the New York Management Council in recognition of its best practices in health and safety that are part of its unsurpassed safety program. Raymond provides its employees with a safety program comprised of five different principal categories: policies and procedures, practice, problem awareness and solutions, communication, and remuneration and awareness. The management of Raymond is making its best efforts to ensure this program functions efficiently.



BT Attains Cumulative Production of 500,000 Warehouse Trucks

The BT power truck division in Mjölby, Sweden, achieved cumulative production of 500,000 units in November 2006. While it took 28 years to reach cumulative production of its first 100,000 units since commencing production 60 years ago, BT subsequently accelerated production to produce its most recent 100,000 units over a period of just three years. Although attaining aggregate production of 500,000 units represents a significant milestone, BT will continue working to establish a structure that will allow the annual production of 60,000 units in line with plans to further expand sales.



BT New Compact Three-Wheel Counterbalanced Lift Truck Earns Safety Award

In October 2006, BT's compact three-wheel counterbalanced lift truck earned recognition as a lift truck with the highest standard of safety at the Préventica exhibition in France. This biennial exhibition focuses on safety and ergonomics, and the most recent exhibition attracted 6,000 visitors. The BT-brand series of C3E-R electric lift trucks was awarded the Innovation Prize, winning high acclaim for such features as the C3E-R's automatic speed reduction on cornering and drive-wheel direction indicator. The C3E-R was developed by engineers in Europe in close collaboration with their colleagues in Japan and is an excellent example of global coordination and synergy building in the Toyota Material Handling Group.

Cesab Wins International Best Factory Award

Cesab's factory in Bologna, Italy, earned the International Best Factory Award, which is presented to excellent production plants in Italy. Sponsored by Bocconi University's SDA Bocconi, one of the world's authoritative institutions in economics and business administration, as well as *Sole 24 Ore*, a leading economic newspaper, this award is presented based on a comprehensive evaluation that encompasses quality, lead-times, flexibility and innovation. Cesab has achieved high name recognition internationally.

Products for the Japanese Market

TOYOTA L&F

Industrial Vehicles



GENEO (8FG25)
Internal combustion counterbalanced lift truck



GENEO-B (7FB15)
Electric counterbalanced lift truck



GENEO-E (7FBE15)
Three-wheel electric counterbalanced lift truck



GENEO-R (7FBR15)
Electric reach truck



Tow Tractor
(2TD25)



Skid Steer Loader
(4SDKL8)

Materials Handling Systems



Partner Rack
Rail-less mobile rack



Rack Sorter B
Automated storage and retrieval system
(Plastic container type)



Rack Sorter P
Automated storage and retrieval system
(Pallet type)



Tugcart
Automatic guided vehicle system



2AFBR15
Automatic guided lift truck



APLB8
Automatic guided pallet truck

AICHI CORPORATION

Please visit *www.aichi-corp.jp* for more information.

Truck Mount Aerial Work Platforms



SH15B



SE08C



TZ-10A type "RR"



SC40A

Self-Propelled Aerial Work Platforms



SR-18AJ



RX07B

Note: Although Aichi Corporation is not integrated into the Toyota Material Handling Group, it comprises an important part of the Materials Handling Equipment Business.

Products for the North American Market

TOYOTA
INDUSTRIAL EQUIPMENT

Please visit *www.toyotaforklift.com* for more information.



7FGU70
Internal combustion pneumatic tire counterbalanced lift truck



8FGCU25
Internal combustion cushion tire counterbalanced lift truck



7FGCU55-BCS
Internal combustion cushion tire counterbalanced lift truck—boxcar special model



8FGU25
Internal combustion pneumatic tire counterbalanced lift truck



7FBEU20
Three-wheel electric counterbalanced lift truck



7FBCU25
Electric cushion tire counterbalanced lift truck



7BPUE15
Electric order picker

RAYMOND
Above. And beyond.™

Please visit *www.raymondcorp.com* for more information.



Raymond Model 7400
***Reach-Fork* Truck**
Reach truck



Raymond Model 4200 Stand-Up Counterbalanced Truck
Electric counterbalanced truck



Raymond Model 8400 Pallet Truck
Electric pallet truck



Raymond Model 5600 Orderpicker
Order picking truck



Raymond
***Swing-Reach* Truck**
Very narrow aisle truck

Products for the European Market

TOYOTA
INDUSTRIAL EQUIPMENT

Please visit *www.toyota-forklifts.eu* for more information.



TONERO
Internal combustion counterbalanced lift truck (1.5-3.5 ton)
*Launched in calendar year 2007



7FG/D35
Internal combustion counterbalanced lift truck (3.5-5 ton)


GENUINE PARTS

7FBMF25
Electric counterbalanced lift truck (80V)



7FBEF15
Three-wheel electric counterbalanced lift truck (48V)



TRAGO
Three-wheel electric counterbalanced lift truck (24V)



4CBT2
Electric tow tractor

BT®

Please visit *www.toyota-forklifts.eu* for more information.



Vector
Very narrow aisle truck with shuttle forks



Reflex
Reach truck



Stratos
Powered stacker truck with stand-in cab



Ixion
Support arm stacker truck



Minimover
Powered stacker truck



Opus
Low-level order picking truck



Orion
Powered pallet truck



Pro Lifter
Hand pallet truck

Car Air-Conditioning Compressor









Car Air-Conditioning Compressors Top 20 Million Units to Lead the Global Market

With annual sales exceeding 20 million units, Toyota Industries commands the world's No. 1 share for car air-conditioning compressors—testimony to the high reliability of these products. Underlying this leading position is our ability to develop new products that we believe anticipate the needs of the times as well as outstanding technological capabilities that support product development. In maintaining the top global position, we remain committed to addressing the need for car air-conditioning compressors that are more compact, lighter in weight and offer higher performance, thereby enhancing the comfort of vehicles.

Toyota Industries Achieves Record Sales of 20.45 Million Units

The Car Air-Conditioning Compressor Business is one core business of the Automobile Segment as well as an important strategic business of Toyota Industries. Tapping excellent development and technological capabilities, Toyota Industries develops and manufactures high-quality, efficient products that it supplies not only to Toyota Motor Corporation (TMC), but also to other premier automakers worldwide. In so doing, we believe we are making valuable contributions to technological advances, improvements in comfort and fuel efficiency of vehicles.

Thanks to the development of products that anticipate user needs and to our proactive sales expansion activities, Toyota Industries' total sales of car air-conditioning compressors in fiscal 2007 reached an all-time high of 20.45 million units, an increase of 1.34 million units from the previous fiscal year. In gearing up to meet increased demand, we made further strides in strengthening our optimal global production structure during the fiscal year. Among the more noteworthy achievements, in April 2006 Toyota Industries began producing variable-displacement compressors at our fourth overseas compressor manufacturing subsidiary, TD Automotive Compressor Kunshan Co., Ltd. (TACK) in Kunshan, China. In North America, we strengthened our production capacity for variable-displacement compressors at TD Automotive Compressor Georgia, LLC (TACG), while in Japan we completed renovation of our Obu Plant in May 2006.

All of Toyota Industries' car air-conditioning compressors are supplied to DENSO Corporation (DENSO), which in turn sells them to leading automakers worldwide.



TD Automotive Compressor Kunshan Co., Ltd.

Product Development Capabilities that Respond to Global Needs Focusing on Basic Performance

Toyota Industries' car air-conditioning compressors continually anticipate the latest user needs, earning high acclaim for our products from TMC and other leading automakers worldwide.

We have compiled a solid record of ongoing achievements in developing technologically advanced car air-conditioning compressors, with strong emphasis on basic performance requirements, including reliability at high operating speeds, quiet operation, compactness, light weight and fuel efficiency. Moreover, because our customers are leading global automakers, we engage in well-honed product development to closely tailor our compressors to diverse customer needs while vigorously promoting product development with a view to the future.

As excellent examples of major world-first technological developments, in 1981 Toyota Industries developed a compact, lightweight 10-cylinder swash-plate fixed-displacement compressor with an excellent reputation for quietness and superb reliability at high operating speeds. Adding to our achievements, in 1995

Compressor Sales


(Million units)
22
20
18
16
14
12
10
8
6
4
2
0
FY 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
World's first 10-cylinder swash-plate fixed-displacement compressor
World's first one-way swash-plate variable-displacement compressor
World's first variable-displacement clutchless compressor
World's first mass-produced electrically driven compressor for hybrid vehicles
World's first electrically driven compressor equipped with an inverter
Others
Variable-displacement compressor
Fixed-displacement compressor

we addressed growing concerns about the environment with the development of an internally controlled one-way swash-plate variable-displacement compressor that contributes to lower CO_2 emissions and energy savings by reducing the load on the engine to increase fuel efficiency. In 1997, Toyota Industries once again broke new ground by successfully developing an externally controlled continuous variable-displacement clutchless compressor that enhances acceleration and reduces energy consumption by changing displacement in response to the heat load and engine revolutions. Subsequently, in 2003 we collaborated with DENSO to develop an electrically driven compressor for hybrid vehicles. This compressor allows the air conditioner to be operated even when a hybrid vehicle's engine is stopped, thus realizing an optimal balance between fuel efficiency and comfort. In 2005, Toyota Industries developed a new compact electrically driven compressor equipped with an inverter.

We believe that each of these car air-conditioning compressors offers irrefutable proof of the technological and competitive superiority that has propelled Toyota Industries to the world's top position in terms of unit sales and market share.

Looking to the future, we intend to continue our active approach to developing cutting-edge technologies and new products that contribute to the development of new cars by automakers worldwide, not only for conventional engine-powered vehicles but also for hybrid vehicles, for which global demand is expected to rise amid soaring energy prices and mounting concern for environmental protection.

Operating an Optimal Global Production Structure

Underscoring our firm commitment to meeting the needs of customers worldwide, Toyota Industries has been striving to realize a flexible global production structure for its Car Air-Conditioning Compressor Business.

Toyota Industries currently operates a far-reaching network of production bases spanning Japan, North America, Europe and Asia. In Japan, our largest production base, we have built an integrated production structure encompassing molds, die casts, processing and assembly centered on the Kariya, Obu and Higashiura plants. These three facilities play a key role as mother plants for our domestic and overseas subsidiaries. As one example, these plants' highly advanced aluminum die-cast technologies and technologies for automating production lines utilizing robots are being deployed at production bases in Japan and overseas, enabling major achievements.

In North America, Michigan Automotive Compressor, Inc. (MACI), based in the U.S. state of Michigan, has been producing swash-plate fixed-displacement compressors since 1990. In December 2005, TACG, which is located in the U.S. state of Georgia, began production of variable-displacement compressors as our second North American compressor production base. Although fixed-displacement compressors are currently the mainstream compressor used in North America, we anticipate that greater global environmental awareness will drive increased demand for variable-

Worldwide Manufacturing Bases of Car Air-Conditioning Compressor


TDDK
DNTS
Toyota Industries Corporation
DWHI
YSD
TACK
SUBROS
DNIA
MACI
TACG
ACTIS
DNBR
● Consolidated subsidiaries
● Licensed manufacturers

Toyota Industries produces compressors through a global tripolar structure encompassing Europe, the United States and Asia (including Japan), established through direct investments. We also license production in Asia (excluding Japan) and South America. By carrying out production near our markets, we believe we are better able to supply products precisely tailored to local market needs while reducing shipment costs and exchange rate risks.

displacement compressors, which enable excellent energy efficiency.

In Europe, where environmental awareness is high, TD Deutsche Klimakompressor GmbH (TDDK) has been producing swash-plate variable-displacement compressors since 2000.

In China, where the automobile market is recording remarkable growth, we began producing variable-displacement compressors at TACK in April 2006.

As these examples illustrate, Toyota Industries is making significant progress in further strengthening its global production structure.

Reflecting our determination to contribute to reducing the environmental load and reusing resources, we also remanufacture compressors for the aftermarket (auto replacement parts and supplies market) at Texas-based ACTIS Manufacturing, Ltd., LLC in the United States.

Regarding future trends, we foresee increased demand for compressors in line with a rise in automobile sales. Consequently, Toyota Industries will push forward with initiatives to upgrade its global production structure to respond to customer needs for globally optimal production and procurement.

* Remanufacturing involves repairing and recycling products to give them the same functions as new products by overhauling rebuilt, used and malfunctioning products and exchanging components.

Topics

Obu Plant Renovation Completed

In fiscal 2007, we completed the phased renovation of the Obu Plant in Japan that began in 2000. The Obu Plant carries out integrated production encompassing the manufacture of molds for aluminum die-cast products and aluminum die casts as well as component processing. The Obu Plant plays a key role both as the Materials Development Center and as the mother plant for production bases in Japan and overseas.



Fixed-Displacement Type



10S17 compressor
(Swash-plate type)



SCS06 compressor
(Scroll type)



SV07 compressor
(Vane type)

Continuous Variable-Displacement Type



7SBU16 compressor
(Swash-plate type)



7SEU17 compressor
(Externally controlled, clutchless type)

For Hybrid Vehicles



ES27 electric compressor
(Hermetic scroll type)



ES34 electric compressor
(Hermetic scroll type)







Automobile

A Key Role in Toyota Motor Corporation's Global Production

Toyota Industries supports Toyota Motor Corporation's (TMC) global operations by assembling compact and midsize automobiles as one of the Toyota Group's vehicle assembly arms. We also contribute to TMC's operations on a multiplicity of other fronts. These include proactive participation in TMC's new car development, development and production of diesel engines as well as power electronics and other car electronics products, and manufacture of stamping dies. In January 2007, we established the Automotive Headquarters to further strengthen this segment as a pillar of our operations on par with the Materials Handling Equipment Segment.


Automotive Headquarters
Vehicle Division
Machinery & Tools Sub-Div.
Engine Division
Electronics Division

Vehicle

Manufacturing TMC's Global Models

Toyota Industries has compiled a stellar record of achievement during the 40 years since commencing vehicle production under consignment from TMC in 1967. At present, Toyota Industries manufactures two Toyota models, the Vitz (Yaris outside Japan) and the RAV4 for overseas markets. Additionally, as an automobile body manufacturer, we participate in the development of new Toyota vehicles, handling both the development and design of automobile bodies.

Record-High Production of 350,000 Vehicles Achieved

In fiscal 2007, Toyota Industries achieved record-high production of 350,000 vehicles, which was supported by robust sales of the RAV4 in overseas markets.

Since commencing vehicle assembly operations under consignment from TMC in 1967, Toyota Industries has produced such vehicles as the Starlet, Sprinter Carib and Corolla (van). In 1999, we started manufacturing the Vitz as the successor model of the Starlet. The first-generation Vitz (Yaris) sparked an expansion in the compact car market in Japan and subsequently attained a position as a global-standard compact car. Undergoing a full model change in 2005, the second-generation Vitz (Yaris) integrates the most-advanced safety and environmental technologies, earning extensive acclaim worldwide as a compact car of the highest quality. Sales of the Vitz (Yaris) were launched in the United States in 2006.

Toyota Industries commenced production of the RAV4 in 2001. Relaunched upon a full model change in 2005, the third-generation RAV4 offers an even roomier interior, superb driving performance and world-class environmental and safety performance. Of particular note, we participated in TMC's development project for the RAV4 for Europe from the initial phase. Moreover, the RAV4 is also equipped with Toyota Industries' AD diesel engine produced at the Hekinan Plant.

Vehicle Production


(Thousand units)
400
300
200
100
0
FY 03 04 05 06 07

A Vital Role in TMC's Global Operations

Toyota Industries' vehicle assembly operations have also been lauded for maintaining the Toyota Group's top-class quality, cost and delivery (QCD) and capabilities in making quick production launches. In fiscal 2007, we received the Superior Quality Performance Award from TMC in recognition of our efficient, high-quality production carried out under the Toyota Production System as well as for our daily improvement activities.

Annual global production of the Vitz (Yaris) tops more than 500,000 vehicles, more than one-third of which is produced by our Nagakusa Plant. Meanwhile, production of the RAV4 is carried out at the Nagakusa Plant and TMC's Tahara Plant. The Nagakusa Plant is also supporting preparations for production at Toyota Motor Manufacturing Canada Inc., which is set to begin production of the RAV4 in 2008.

Determined to continue playing an important role in TMC's global business, Toyota Industries intends to maintain its top-level QCD, while expanding its business domains that contribute to TMC, including further increasing its role in the development of new vehicles and supporting the quick start-up of new vehicle production at overseas production plants.

Topics

Toyota Industries Receives Superior Quality Performance Award

In February 2007, the Vehicle Division and Machinery & Tools Sub-Division (stamping dies) received the Superior Quality Performance Award from TMC. This marks the seventh time the Vehicle Division has earned this award in the past 10 years and the eighth time for the Machinery & Tools Sub-Division over the same period.

Vehicles



Vitz
(Yaris outside Japan)



RAV4

Engine

Sharp Increase in Diesel Engine Sales Lift Production to Record High

Toyota Industries' Engine Business manufactures diesel and gasoline engines. In addition to manufacturing engines for vehicles under consignment from TMC, Toyota Industries manufactures engines for lift trucks and other materials handling equipment. As another important activity, we engage in the joint development of new diesel engines with TMC.

Favorable Results for New Diesel Engines with Outstanding Environmental Performance

In fiscal 2007, Toyota Industries achieved record-high sales of 490,000 engines (unit sales to outside customers) on the back of increased sales of AD diesel engines fitted in TMC's RAV4 for the European market and the Lexus IS as well as KD diesel engines for TMC's Innovative International Multi-Purpose Vehicle (IMV).

Our new diesel engines, noted for their superb environmental performance, are particularly attracting attention. Toyota Industries manufactures AD diesel engines jointly developed with TMC, which comply with Europe's strict EURO 4 environmental regulations on exhaust emissions. The advantages of diesel engines in comparison with gasoline engines lie in high fuel efficiency and low CO_2 emissions—a key reason diesel engines are in high demand in Europe. In the North American market as well, the number of pickup trucks fitted with diesel engines is expected to rise amid rapidly increasing energy prices.

Engine Production


(Thousand units)
500
400
300
200
100
0
FY 03 04 05 06 07
Gasoline engine
Diesel engine

Reflecting our firm commitment to becoming a top manufacturer of diesel engines within the Toyota Group, in fiscal 2007 we constructed a new testing center to bolster our diesel engine development capabilities. Looking ahead, we will seek to make further contributions through actively participating in the joint development and production of diesel engines with TMC.

Toyota Industries also engages in broad-ranging production of engines for industrial equipment, including engines for lift trucks that offer high power output and excellent environmental performance, as well as engines for other materials handling equipment and gas engine-driven heat pumps. Toyota Industries' engines represent the source of competitiveness of its lift trucks, which have secured the No. 1 global market share.

At our production bases worldwide, we also manufacture a broad assortment of engine parts that include engine blocks, heads, camshafts and crankshafts.



New Testing center

Developing Global Business through Domestic and Overseas Collaboration

Our engine production operations have garnered strong praise not just for responding quickly to changes due to flexible production lines utilizing automatic guided vehicles but also for the ability to start up production in short time periods.

Following the 1994 establishment of Toyota Industry (Kunshan) Co., Ltd. (TIK), an engine foundry parts production company in China, we have steadily strengthened our engine production capabilities overseas. At present, we operate production bases for engines and engine parts at TIK and Toyota Industry Automotive Parts (Kunshan) Co., Ltd. (TIAP) in China, Kirloskar Toyoda Textile Machinery Private Limited (KTTM) in India and Toyota Motor Industries Poland Sp.zo.o. (TMIP) in Poland, allowing us to further contribute to TMC's global development.

In Japan, the Hekinan Plant (engine assembly and parts processing), together with the Kyowa Plant (engine parts processing) and Higashichita Plant (foundry parts, aluminum die casts, engine assembly and parts processing) function as mother plants for overseas production bases in providing support for plant start-ups and operations. Through this global cooperation, we believe we are able to assure QCD at the highest levels and raise productivity at each of our overseas plants.

Worldwide Manufacturing Bases of Engine


TMIP
Manufacture of diesel engines for TMC's plants in the U.K. and Turkey
KTTM
Manufacture of transmission parts for TKAP
TIK
Manufacture of foundry parts for Japan and manufacturing bases in Poland and India
TIAP
Manufacture of foundry parts for engines
Hekinan Plant
Manufacture of diesel and gasoline engines
Kyowa Plant
Manufacture of engine parts
Higashichita Plant
Manufacture of foundry parts
Manufacture and supply of diesel engines for IMV Project

Engines



2AD diesel engine
(Displacement: 2.2 liters, used in the Avensis, RAV4, Corolla Verso and Lexus IS)



2KD diesel engine
(Displacement: 2.5 liters, used in the Hilux Vigo)



2AZ-FE gasoline engine
(Displacement: 2.4 liters, used in the Estima)



1FZ-FE gasoline engine
(Displacement: 4.5 liters, used in the Land Cruiser)



4Y gasoline engine
(Displacement: 2.2 liters, used in lift trucks)



Cylinder block for AD diesel engine



Cylinder head for AD diesel engine

Car Electronics
Stamping Dies

Manufacturing Key Parts for Hybrid Vehicles and Stamping Dies

Utilizing power electronics circuit technologies and electric drive system development capabilities cultivated through its experience with electric lift trucks, Toyota Industries develops and manufactures electronic components and devices for automobiles, including hybrid vehicles. Toyota Industries also boasts an abundance of experience in manufacturing high-quality automotive stamping dies.

Newly Developed DC-DC Converters for the Toyota Camry Hybrid

Fitted in TMC's Prius, Toyota Industries' DC-DC converters are key devices for hybrid vehicles. These converters down-convert the high-voltage direct current (DC) of the main battery to a lower voltage to recharge the auxiliary battery and supply power for lights, wipers, the horn and other in-car devices. We also develop and manufacture compact, low-cost DC-DC converters for electric power steering systems for hybrid vehicles.

A wide selection of Toyota Industries' products also includes DC-AC inverters for cars with hybrid and conventional engines. The inverter is capable of converting currents into the same voltage as household electricity, thereby allowing the use of various household electronic appliances.

In fiscal 2007, Toyota Industries began shipments of numerous products through a serialization of existing products such as DC-DC converters for the Camry Hybrid for North America and DC-DC converters for electric power steering (EPS) for the Lexus LS.

Amid growing worldwide interest in environmental protection, we expect that demand for hybrid vehicles will steadily increase. In preparing to meet this demand, we are augmenting an advanced development structure. This will enable us to develop not only products for hybrid vehicles but also controllers for electric lift trucks, power supply devices for hybrid lift trucks and others that will raise the competitiveness of our materials handling equipment and textile machinery. To expand our selection of automotive products, we are planning to put more energy into the development of key components in addition to the current lineup of auxiliary components such as converters. We are also pressing forward with the preparations for mass production at a new plant in order to handle expansion of the hybrid vehicle market.





Major Car Electronics Products


DC-DC converter for EPS
Fitted in the Harrier Hybrid (RX 400h)
DC-AC inverter
Fitted in the Tacoma
DC-DC converter
Fitted in the Prius
DC-DC converter
Camry Hybrid
DC-DC converter for EPS
Lexus LS
New products
DC-DC converters for EPS
DC-DC converters
DC-AC inverters
FY 2003
2004
2005
2006
2007
2008
2011

Car Electronics


DC-DC converter for the Prius


DC-DC converter for electric power steering for the Harrier Hybrid (RX 400h)


DC-DC converter for Camry Hybrid


DC-AC inverter for the Tacoma (400W)

Manufacture and Quick Delivery of High-Quality Automotive Stamping Dies

Toyota Industries undertakes the design and manufacture of automotive stamping dies mainly for TMC vehicles (Toyota and Lexus brands) as well as stamping dies for our own lift trucks and other materials handling equipment. Combining advanced skills with leading-edge simulation technologies, Toyota Industries has earned high marks from customers for quick delivery times and top quality. In fiscal 2007, we won TMC's Superior Quality Performance Award in recognition of the high quality of our stamping dies as well as our ongoing daily improvement activities.

We are also making important progress in bolstering our overseas operations. Toyota Industries established Lio Fung Tool & Die (Kunshan) Co., Ltd. (LFTD, in which Toyota Industries has a 35% stake) in Kunshan, China, as a joint venture with Taiwan-based Lioho Machine Works, Ltd. LFTD produces stamping dies for TMC vehicles manufactured in China as well as for Toyota Industries lift trucks.


Trim die for engine hood




Draw die for rear door



Logistics

Supporting the Optimization of Overall Logistics

Toyota Industries is engaged in proposing optimal overall logistics solutions from customers' perspectives. We handle customers' logistics by combining our extensive business experience in lift trucks, automated storage and retrieval systems and other materials handling equipment with our production and logistics know-how, as well as the Toyota Production System cultivated in pursuit of the most efficient methods of manufacturing. In so doing, we propose so-called market-in logistics that supply only "what is needed, when it is needed, and in the amount needed!"

Making Optimal Logistics Proposals as a Group of Specialists

In fiscal 2007, net sales of the Logistics Segment increased sharply by 37% to ¥89.4 billion.

Toyota Industries' Logistics Business is centered on the three business pillars of planning, design and operation of distribution centers, high value-added services and distribution of automotive parts. Planning, design and operation of distribution centers are carried out mainly through the Advanced Logistics Division. Specifically, this business aims to reduce companies' logistics costs through Advanced Logistics Solutions Co., Ltd. (ALSO), a wholly owned subsidiary, as well as through joint ventures with customers and logistics operators. Meanwhile, high value-added services are provided through two subsidiaries, Asahi Security Co., Ltd. (Asahi Security) and Wanbishi Archives Co., Ltd. (Wanbishi Archives), whereas the Taikoh Transportation Group handles distribution of automotive parts.

Since entering the logistics solutions field in 2002, we have achieved continuous growth and development. We intend to aim for higher added value and efficiency. To this end, we are pursuing synergies internally and externally by strengthening collaboration with the Materials Handling Equipment Business, which handles lift trucks and automated storage and retrieval systems, as well as by sharing logistics businesses with our customers. In tandem, we are also focusing our efforts on reinforcing the earnings structure of the Logistics Business through continuous improvements.

In fiscal 2007, we acquired a 50.5% stake from Nissen Co., Ltd. (Nissen), a leading mail-order company, in Nissen Logistics Service Co., Ltd., which became a subsidiary and was renamed Mail & e Business Logistics Service Co., Ltd. (Mail & e Business Logistics). This move reflects Nissen's decision to utilize Toyota Industries' logistics solutions in an effort to improve this area of operations by discontinuing its policy of handling logistics internally. With the acquisition of this stake in Mail & e Business Logistics, Toyota Industries and Nissen will work together in promoting mail-order logistics reforms by optimizing the flow of the entire logistics process from procurement to delivery to customers.

Business Models Offering High Value-Added Services

Toyota Industries regards logistics as a process that continues until a product passes the checkout counter at a retail store and is delivered to the customer. We are building proprietary business models that aim to optimize this overall flow, which involves not only the management of the flow of "goods" but also the flow of "cash" and the flow of "information."

As part of these efforts, Asahi Security, which became a subsidiary in March 2005, offers cash management outsourcing services including cash collection and cash proceeds management services for the retail, services and transportation sectors. Wanbishi Archives, in which we acquired a stake in January 2006, provides highly advanced risk-related services that include storing and managing important data for companies and government agencies and providing data backup services in the event of disasters. In May 2007, we raised our stake in Wanbishi Archives to 100%, making it a wholly owned subsidiary, as we aim to expand this business by benefiting from such trends as the implementation of the Japanese version of the U.S. Sarbanes-Oxley Act (J-SOX) and the Personal Information Protection Act.

Using these wide-reaching service-related technologies as a foundation, we are firmly poised to expand the scope of our high value-added services that address the outsourcing needs of companies.

Business Model for Wanbishi Archives


Customer
Wanbishi Archives
Storage center
FAX·TEL
Request for storage
Request for retrieval and/or delivery of required documents
Distribution by e-mail or fax (or via Website)
PC
Internet
Receiving requests
Retrieve
Searched documents
Document boxes
Digitization
Mail distribution
High-volume digitization
Ledgers/ sales promotion materials
Delivery
Storage/ delivery
Data Destruction and recycling center
Data destruction
Unnecessary documents
Worksite
Delivery
Transportation


TOYOTA

Textile Machinery

Sales of Air-Jet Looms Surpass 10,000 Units to an All-Time High

The history of the Toyota Group began with the invention of an automatic weaving machine by Toyota Industries founder Sakichi Toyoda. With a long history dating back to the origin of Toyota Industries, the Textile Machinery Business, as an industry leader, has built an integrated structure that encompasses functions ranging from development to sales. Our air-jet looms have maintained the top global market share, while our ring spinning frames, roving frames and other spinning machinery have garnered high acclaim from customers worldwide.

Weaving Machinery

Toyota Industries manufactures and sells two types of weaving machinery: air-jet looms, which insert weft yarns using air, and water-jet looms, which use water for the same purpose. Our state-of-the-art weaving machinery, excellent in basic performance requirements for high speed and reliability, incorporates such advanced functions as monitoring and remote setting via the Internet, earning high praise from customers around the world.

In fiscal 2007, sales of air-jet looms, our mainstay product, reached a record-high 10,600 units, supported by a large increase in sales in China. Up until roughly five years ago, total worldwide demand for air-jet looms stood at around 10,000 units, but this demand subsequently surged to over 20,000 units from around 2002. This increase was driven by a confluence of several factors, including improvements in productivity for our air-jet looms and development of air-jet looms that enable the production of woven fabrics previously difficult to produce, in addition to a shift in textile production to China. Consequently, Toyota Industries supplied roughly half of all global demand in fiscal 2007. In March 2007, we further expanded our product offerings when we initiated production of a new water-jet loom. Rounding out our product lineup, we also manufacture and sell such preparatory machinery for weaving as sizing machines for yarns.

Weaving Machinery



JAT710 air-jet loom



LWT710 water-jet loom



Mackee
Sizing machine for spun yarn



Filamaster
Sizing machine for filament yarn

Spinning Machinery

The Spinning Machinery Business meets a broad range of customer needs by offering an extensive lineup of spinning machinery, including high-speed ring spinning frames and roving frames, capable of both spinning high-quality yarns and providing superior productivity. We also produce and sell combers and drawing frames.

Overseas, Kirloskar Toyoda Textile Machinery Private Limited (KTTM), our subsidiary in India, manufactures ring spinning frames for the local market.

Spinning Machinery



RX240NEW ring spinning frame



FL100 roving frame



DX8 drawing frame



VC5A comber

Topics

KTTM Marks its 10th Anniversary

In 2006, KTTM marked the 10th anniversary of its establishment in India. Founded as a joint venture with India's Kirloskar Group, KTTM began production and sales of spinning frames in 1997. In 2004, KTTM commenced production of aluminum die-cast components for manual transmissions for Toyota Motor Corporation's Innovative International Multi-Purpose Vehicle Project. KTTM further expanded its scope of activities in 2006 when it began engaging in after-service and sales of lift trucks in the Bangalore District.









Electronics

On the Cutting Edge of Providing High-Quality Electronics Products

Toyota Industries engages in the manufacture of semiconductor package substrates through TIBC Corporation (TIBC)[*1]*. We are also actively involved in the manufacture of low-temperature polysilicon TFT-LCD panels at ST Liquid Crystal Display Corp. (STLCD)*[*2] *and ST Mobile Display Co., Ltd. (STMD)*[*3]*. Utilizing our expertise rooted in the Toyota Production System—a source of Toyota Industries' competitiveness—we quickly provide a stable supply of high-quality electronics products.*

*1 A joint venture with Ibiden Co., Ltd. (Ibiden)
*2, *3 Joint ventures with Sony Corporation (Sony) accounted for as equity-method affiliates, with Toyota Industries holding a 50% stake in STLCD and a 20% stake in STMD.

Plastic Package Substrates for High-Performance Semiconductors and Substrates for IC Cards

TIBC manufactures leading-edge semiconductor package substrates to enable more compact, lighter weight PCs, mobile phones and other electronic devices. Specifically, TIBC currently manufactures plastic package substrates, including flip chip (FC) package substrates and wire bonding package substrates, for high-performance semiconductors, as well as flexible printed circuit (FPC) substrates for IC cards. TIBC is able to supply high-quality, high-performance products by achieving synergies derived from the quality management and production technology capabilities of Toyota Industries and Ibiden, an industry leader in this field.

TIBC's semiconductor plastic package substrates are sold through Ibiden to the world's premier semiconductor manufacturers and semiconductor-packaging companies for such applications as PCs and mobile phones. At the same time, TIBC's FPC substrates are also marketed through Ibiden to SIM card and smart card suppliers mainly in Europe and China for integration into credit cards and telephone cards.

TIBC



Wire bonding package substrate



Flip chip package substrate



Flexible printed circuit package substrate

Low-Temperature Polysilicon TFT-LCD Panels for Mobile Devices

STLCD and STMD manufacture small- and medium-sized low-temperature polysilicon (poly-Si) TFT-LCD panels, primarily for such applications as video and digital still cameras, and mobile phones. These TFT-LCD panels are noted for such outstanding basic features as high-quality, high-resolution images and low energy consumption. In addition, Sony is promoting its system-on-glass technology that integrates the display device and its driver circuits onto a single glass substrate (panel). This technology enables highly reliable, lightweight and miniaturized display modules, and in turn contributes to both companies' proactive efforts to develop display devices for compact, lightweight mobile products.

Through synergies that fully utilize Sony's technological capabilities and Toyota Industries' production technologies, STLCD and STMD have built optimal production systems for creating globally competitive products. The products manufactured by these companies are used in the mobile devices of Sony and other high-tech device manufacturers worldwide.

Since commencing mass production in 1999, STLCD has achieved cumulative production of 200 million panels as of August 2006. STMD, our second manufacturing base after STLCD, began mass production of panels on schedule in April 2006.



ST Liquid Crystal Display Corp.

STLCD



Low-temperature polysilicon TFT-LCDs

Company-Wide Strategic Research and Division-Based Product Development and Improvements Form the Two Pillars of R&D

Guided by its founding spirit, "Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement," Toyota Industries undertakes Company-wide strategic R&D aimed not just at improving short-term business results but also at achieving sustainable growth over the long term. At the same time, each business division actively carries out R&D activities that are important for ensuring that the Toyota Industries Group maintains its competitive advantage.

Toyota Industries' R&D can be broadly divided into the two categories of product development and improvements performed independently within each business division in addition to R&D undertaken mainly by the Research & Development Center. The latter is carried out from the perspective of Company-wide management strategy.

Toyota Industries operates in an extensive range of business spheres, and each of the Company's divisions has its own distinctive technological strengths, core technologies and market characteristics. Accordingly, to efficiently develop products tailored to customer needs, it is imperative that technical development sections of each division play a leading role in product improvement, technology development and applied research. As such, these technical development sections maintain their own experiment equipment and research laboratories and proactively undertake technology development activities in cooperation with manufacturing divisions based on product development plans.

The Research & Development Center within the Corporate Center (corporate headquarters) engages in R&D in technology fields such as materials fields that serve as a common foundation for all divisions in addition to undertaking R&D in new domains. The Research & Development Center is also working to further strengthen and enhance the efficiency of our Company-wide R&D structure, promote lateral transfers of technologies among different divisions and investigate new technology development themes. Concurrently, the center deploys the accumulated technologies and know-how of each business division in a continuous search for and creation of new products and services that will form the pillars of our future business. Depending on specific research themes, the center also promotes joint research in collaboration with Toyota Central Research & Development Laboratories, Inc., an R&D facility of the Toyota Group that engages in basic research, as well as with universities and other outside R&D institutions.



Our "e-Lab" IT research laboratory within the Information System Development Department undertakes IT-related R&D. This laboratory is making progress in research on digital simulation technologies for shortening product development times and reducing lead-times from development to production and shipping. Moreover, "e-Lab" is building an infrastructure and systems for allowing each business division to undertake joint development with overseas bases.

Toyota Industries actively promotes in-house manufacturing of essential processing and assembly equipment. The Machinery & Tools Sub-Division develops and manufactures specialized manufacturing equipment for the Compressor Division, Engine Division, Toyota Material Handling Company and affiliates. Manufacturing such equipment internally yields a host of advantages, which include speedy development and manufacturing through cooperation among development and design departments as well as the rapid launch of production lines. Toyota Industries' outstanding manufacturing equipment also contributes to the Toyota Industries Group's manufacturing, serving as a source of competitiveness for each business and protecting against any outflow of proprietary production know-how. We are also utilizing our strength in creating manufacturing equipment for the quick start-up of operations at overseas production bases while striving to nurture personnel with expertise in such equipment, as we aim to further raise the production technology capabilities of the Toyota Industries Group.

In fiscal 2007, R&D expenses increased 10.9% from the previous fiscal year to ¥34.5 billion. By segment, R&D expenses amounted to ¥16.2 billion in the Automobile Segment, ¥15.7 billion in the Materials Handling Equipment Segment, ¥0.8 billion in the Textile Machinery Segment and ¥1.6 billion in the Others Segment.



NC machine tool
for aluminum parts



Circuit board inspection system
with high-resolution line scan
camera

Materials Handling Equipment

New GENEO

In September 2006, Toyota Industries commenced domestic sales of 1- to 3.5-ton internal combustion lift trucks (sold as the GENEO in Japan, 8-Series in North America and International, and the Toyota Tonero in Europe) after a full model change. The 1- to 3.5-ton class internal combustion lift trucks represent the largest market for lift trucks, accounting for approximately 50% of the entire Japanese lift truck market, and are used by a wide variety of customers primarily in the transport and warehouse industries. To address the needs of this market, Toyota Industries developed the new GENEO to attain an even higher level of performance and functionality in the areas of safety, environmental features and ease of operation.



Development of Hybrid Systems for Lift Trucks

Heightened global environmental awareness coupled with persistently high crude oil prices has spurred a rapidly rising market need for improved fuel economy. Paralleling this development, there are high hopes that hybrid technologies will enable significant increases in fuel economy for internal combustion lift trucks.

Utilizing the Toyota Group's hybrid technologies and components, Toyota Industries is developing highly efficient hybrid systems for lift trucks that offer superior reliability, durability and cost performance. Our new hybrid concept model maintains the same performance as conventional internal combustion lift trucks while significantly raising fuel economy and achieving a balance between high environmental performance and cost efficiency. We will continue pursuing the development of new technologies for the commercialization of hybrid lift trucks.


Speed 20 km/h



Textile Machinery

LWT710 Water-Jet Loom

Toyota Industries launched the new LWT710 water-jet loom, which features a newly developed nozzle pump and a short stroke for achieving high versatility and weaving high-quality textiles. Moreover, the LWT710 shares a common frame with the world's top-selling JAT710 air-jet loom, thereby enabling high-speed, low-vibration weaving of all types of textiles. The use of a common frame also permits a significant increase in the use of common spare parts.



Automobile (Car Electronics)

Development of Air-Cooled DC-DC Converter

Toyota Industries has developed an air-cooled DC-DC converter for hybrid vehicles. This converter is an essential component for down-converting the high voltage of the main battery—the drive source for hybrid vehicles—to the lower voltage needed for operating lights, audio systems and other in-car devices. Incorporating Toyota Industries' independently developed IC, the new DC-DC converter enables a more than 20% reduction in the number of components. Unlike the conventional water-cooling method, an air-cooled converter affords greater freedom for positioning within the vehicle. Our new DC-DC converters are fitted on the Camry Hybrid that Toyota Motor Corporation began selling in North America in May 2006.



Corporate Governance

Maintaining and Enhancing Efficient Management and the Fairness and Transparency of Corporate Activities

We believe that enhancing the long-term stability of corporate value and maintaining society's confidence in Toyota Industries are extremely important management issues. Taking the enrichment of society through business activities as a basic premise, we also consider it vital to build good relationships with stakeholders ranging from shareholders and customers to business partners, local communities and employees.

With this in mind, we are working to maintain and enhance management efficiency and the fairness and transparency of company activities by strengthening corporate governance. In addition to building a corporate governance system that can respond quickly and flexibly to changes in the business environment, we are working to reinforce management supervision and to provide timely and accurate information disclosure.

Towards Speedy and Efficient Management

Toyota Industries is striving to increase the efficiency and speed of management as well as facilitate appropriate decision-making. We hold Board of Directors meetings every month to discuss and resolve important management matters and monitor business operations. A Management Committee has also been established to discuss important matters such as corporate vision, management policies, medium-term business strategies and major investments. This committee consists of directors above the executive vice president level, and when the president considers it necessary, other relevant directors also attend meetings.

We have adopted a divisional organization system and have set up a Business Operation Committee to enable the president to oversee business operations through general managers (directors) of each division.

At the Management Council, directors and managing officers convene to share reports on the monthly status of operations of each business.

These committees and meetings facilitate precise decision-making, ensuring fair and efficient management.

Strengthening Auditing through the Board of Auditors and Corporate Auditor's Office

Toyota Industries has chosen to maintain a Corporate Auditor/Board of Corporate Auditors system. The Board of Corporate Auditors consists of five corporate auditors, three of whom are independent auditors who bring an outsider's viewpoint and an auditing perspective combined with professional experiences and careers to our internal monitoring function. Meetings of the Board of Corporate Auditors are held once a month to discuss and make decisions on important matters, such as auditing policy and reporting.

The Corporate Auditor's Office has been established to reinforce the auditing of duties carried out by directors. It is staffed by five dedicated personnel who work directly for the corporate auditors and are not under the authority of our directors.

The corporate auditors also cooperate with the Audit Office, which is in charge of internal audits, and independent auditors, receiving reports as appropriate and, where necessary, conducting additional surveys.

Thorough Implementation of Compliance via Corporate Code of Conduct Committee

Toyota Industries perceives compliance as observing laws and regulations in addition to respecting local cultures and customs in a manner that is in tune with the changing times.

The Corporate Code of Conduct Committee plays a central role in strengthening the Company's systems and mechanisms, stipulating conduct guidelines and making every effort to ensure that all employees are informed through education and enlightenment activities. This committee is in charge of controlling the Toyota Industries Group's overall corporate activities regarding compliance and crisis response. Chaired by the president, the committee consists of directors, including the chairman and the president, as well as managing officers and corporate auditors, and meets several times a year. Confirming the status of any important incidents that may have occurred along with the countermeasures and responses adopted, the committee draws on these outcomes in deliberating on the matters to be addressed in the coming fiscal year.

In conjunction with our overall efforts to further strengthen our compliance system, under the direction of the Corporate Code of Conduct Committee, we designated a number of departments as legal compliance departments to provide thorough guidance to other divisions and departments on respective legal compliance.

Toyota Industries also established the Compliance Subcommittee and the Information Security Subcommittee. These subcommittees are comprised of a chairman nominated from among directors and members of relevant divisions and departments, and meet each month to consider concrete measures directed toward boosting compliance based on individual action plans.

The Audit Office and designated legal compliance departments cooperate in supervising compliance in individual divisions, departments and affiliates in Japan and overseas.

Appropriate and Timely Disclosure of Information

To enhance management transparency, Toyota Industries is working to strengthen its accountability by publishing quarterly financial statements and establishing an Investor Relations Office to provide information to shareholders and investors. We have also set up an Information Disclosure Committee to ensure the completeness, appropriateness and timeliness of important information disclosed in financial statements and other materials.

Corporate Governance Structure of Toyota Industries Corporation



Shareholders' Meeting
Appointment/ Dismissal
Reporting
Appointment/ Dismissal
Reporting
Appointment/ Dismissal
Board of Corporate Auditors
5 auditors
(including 3 external auditors)
Cooperation
Independent Auditors
Monitoring
Board of Directors
16 directors
(including 1 external director)
Reporting
Reporting
Monitoring
Monitoring
Accounting audit
Corporate Auditor's Office
Appointment/ Monitoring
Discussing/ Reporting
President
Directives
Directives
Reporting
Reporting
Management Committee
(Deliberates on important matters from management's perspective)
Management Council
(Reports on execution of business operations)
Business Operation Committee
(Follows up on execution of business operations)
Committees*
Audit Office
Directives
Internal audits
Directives
Directives
Directives
Discussing/Reporting
Reporting
Reporting
Reporting
Reporting
Directors/Managing Officers
Business Divisions/In-House Company/Departments

Members of the Respective Committees and Meeting Frequency

- **Board of Directors:** 16 directors (including 1 external director) participate in monthly meetings.
- **Management Committee:** Meetings are held whenever important matters arise, and are attended by the chairman, the president, directors above the executive vice president level and other relevant directors and managing officers, as specified by the president and according to the matters in question.
- **Management Council:** Directors and managing officers participate in monthly meetings.
- **Business Operation Committee:** The president, executive vice presidents and divisional general managers participate in two regular meetings before the interim and annual closing of accounts while irregular meetings are also held as required.

*** Major Committees**

Corporate Code of Conduct Committee

Environmental Committee

Export Transaction Control Committee

Stock Option Committee

Environmental and Social Contribution Efforts

Environmental Activities

Achieving Compatibility between Environmental Protection and Economic Development

The Toyota Industries Group is aiming to achieve compatibility between both environmental protection and economic development, and to that end, all of our employees are working together to tackle the challenging task of environmental management. By means of our products and services, the Toyota Industries Group is undertaking daily business activities to contribute to the world's economic development and the creation of vibrant and healthy communities. Further, we believe that in every aspect of our business operations it is essential to constantly give environmental considerations to the overall product lifecycle.

Launch of Fourth Environmental Action Plan

In the Third Environmental Action Plan, which ran from fiscal 2002 through fiscal 2006, we concentrated our efforts on the introduction of equipment that promoted environmental protection such as cogeneration systems and the use of more efficient sources of energy at plants. In achieving the targets of the five-year plan, we also succeeded in reducing resource consumption and energy costs.

Under our current Medium-Term Management Plan, we are targeting consolidated net sales of more than ¥2,000 billion for fiscal year 2011. Net sales in fiscal 2006 totaled ¥1,505.9 billion. Accordingly, reaching the Medium-Term Management Plan target means increasing net sales by 30% over five years. This means that if environmental protection measures remain at the current level as our sales increase, the environmental load would also increase proportionately. Taking this into account, we have formulated the Fourth Environmental Action Plan, which contains even more stringent targets than previous plans and primarily focuses on the concept of balancing environmental protection with economic activities.

Ensuring Environmentally Sound Products and Production

The Toyota Industries Group is undertaking initiatives to reduce environmental load throughout the product lifecycle.

Coinciding with the Fourth Environmental Action Plan started in fiscal 2007, we revised our environmental management system. A Production Environment Subcommittee was set up as part of the Environmental Committee, with the goal of enhancing comprehensive

Address environmental concerns by working in harmony with both regional communities and global society.



Harmony
Sustainable Management
Enhancement
Responsibility

Enhance the eco-efficiency of all our business activities, products, and services.

Fulfill our social responsibility to participate in environmental conservation.

Key Points of the Fourth Environmental Action Plan

Curbing Global Warming
Strengthen the development and sale of environmentally friendly products to promote environmental action at the product use stage of the product lifecycle, when the impact on the environment is greatest.

Reducing Greenhouse Gas Emissions
Actively promote countermeasures to global warming, the most serious of the world's environmental issues.

Improving Resource Productivity
Promote the reduction of resource wastage, keeping in mind soaring raw materials costs caused by resource and energy problems.

Reducing Environmental Risk Factors
Reduce environmental risks by enhancing management of chemical substances and curtailing emissions of substances of concern.

Global Environmental Management
Keep in mind that, as production by Toyota Industries Group companies increases, the Group's overall impact on the environment rises. Strengthen consolidated environmental management, giving priority to curbing global warming, increasing resource productivity and reducing environmental risk factors.

environmental measures in the area of production. We determined that the new subcommittee should aim to successfully combine global environmental conservation and economic growth.

Moreover, in ensuring our products are as environmentally friendly as possible, Toyota Industries purchases components, materials and equipment with minimal adverse environmental impact from business partners who maintain a high level of environmental consciousness. In order to comply with regulations regarding the use of substances of concern, such as the European Union's end-of-life vehicles directive (EU-ELV), we also require suspension or reduction of use as well as the management of usage of these substances included in products or manufacturing processes based on our green procurement guidelines.

By actively contributing to environmental protection in the areas of products and production, more customers will support our products. We believe that the result will be less impact on the global environment, and thus, contribute to the realization of a sustainable society.

Please refer to our *Social & Environmental Report* for more details.

Environmental Management System Organizational Framework



Changes to Company-Wide Organization
Environmental Committee
Product Technology Subcommittee
(Now-defunct) Energy Subcommittee
Resource Utilization Subcommittee
Pollution Prevention Subcommittee
integrated into
(Newly created) Production Environment Subcommittee
Company-Wide Organization (From FY2007)
•Determining corporate managerial direction for important environmental issues
Environmental Committee
Chairman: Company president
Members: Chairman of Product Technology Subcommittee, chairman of Production Environment Subcommittee, divisional general managers
Aims: Promote and integrate overall corporate environmental response
Product Technology Subcommittee
Chairman: Executive vice president
Members: General managers of each division such as engineering dept., others
Aims: Promote reduction of environmental impact and minimization of environmental risk in company products
Production Environment Subcommittee
Chairman: Executive vice president
Members: General managers of each division such as engineering dept., others
Aims: Comprehensively promote energy saving and risk minimization in company production processes
Each Division •Promote EMS based on Environmental Committee accounting decisions

Social Contribution Activities

Committed to a Wide Range of Corporate Citizenship Activities that Benefit Local Communities

While achieving corporate development and longevity, Toyota Industries strives to fulfill its role as a good corporate citizen so that the regions that provide a foundation for its corporate activities and the life of its employees become more prosperous and more comfortable to live in. Based on this perspective, we are committed to a wide range of social contribution activities that benefit local communities, mainly in the areas of social welfare facilities and traffic safety activities, making donations to welfare events, community programs for the education of young people, community and sports events, environmental protection activities and providing company facilities for use in various community activities.

Social Contribution Activity System

Toyota Industries and its affiliates worldwide are promoting social contribution activities at each location in accordance with local circumstances. As one example, the Heartful Group, a full-time organization established within Toyota Industries' General Administration Department, drafts annual plans that aim to enhance planning and implementation of volunteer activities, communication with local communities and in-house education and enlightenment activities, among other initiatives.

In order to promote social contribution activities throughout the Toyota Industries Group, including at our overseas affiliates, in fiscal 2006 Toyota Industries established the Regional Society Contribution Subcommittee under the Corporate Code of Conduct Committee, which is under the direct authority of our president. The Regional Society Contribution Subcommittee is studying medium-term actions the entire Toyota Industries Group can take to promote corporate citizenship on a global scale while also considering key activities to enhance our corporate value.

Please refer to our *Social & Environmental Report* for more details.



(http://www.toyota-industries.com/csr/library/)

History

Foundation – 1980s



Founder
Sakichi Toyoda

Sakichi Toyoda was born in Shizuoka Prefecture, Japan, in 1867. He became an inventor while still in his teens and devoted his life to the study and development of textile machinery. Starting with a wooden handloom (weaving machine), he subsequently pioneered a new era in textile machinery with inventions that included Japan's first power loom, the circular loom and the Toyoda Type G automatic loom. Sakichi was awarded 84 patents and 35 utility models in his lifetime and is remembered with pride in Japan as one of the world's greatest inventors. We at Toyota Industries are proud to carry on the engineering spirit of our illustrious founder.



1924
Toyoda Type G automatic loom invented by Sakichi Toyoda.

1926
Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation) established to manufacture and market automatic looms invented by Sakichi Toyoda.



1929
Spinning frame production starts.

Automatic loom patent sold to Platt Brothers & Co., Ltd. of the U.K.

1933
Automobile Division set up.

1934
A-type automobile engine completed.

1935
Prototype of Model A1 passenger car completed.



Company unveils Model G1 truck at a new car-release exhibition in Shibaura, Tokyo.

1937
Automobile Division separates and becomes Toyota Motor Co., Ltd. (now Toyota Motor Corporation).

1940
Steel Production Division separates and becomes Toyoda Steel Works, Ltd. (now Aichi Steel Corporation).

1944
Obu Plant starts operations, producing castings.

1949
Company stock listed on Tokyo, Osaka and Nagoya stock exchanges.

1952
Automobile engine (S-type gasoline engine) production starts.

1953
Kyowa Plant starts operations, producing engines and assembling automobiles.

1955
Vehicle Division set up.

1956
Lift truck production starts.

1959
P-type gasoline engine production starts.

1960
Shovel loader production starts.

Car air-conditioning compressor (CC3A type, CC3B type) production starts.

1963
Dump truck production starts.

Friction welder production starts.

1964
J-type diesel engine production starts.

1967
Nagakusa Plant starts operations, producing small commercial vehicles.

Publica (van) and Mini Ace (automobile) production starts.

Electric counterbalanced lift truck production starts.

1968
Open-end spinning machine production starts.

1970
Takahama Plant starts operations, producing industrial vehicles.

1971
Corolla (van) production starts.

Divisional organization system introduced (3 divisions: Textile Machinery, Industrial Vehicle and Vehicle).

Toyoda-Sulzer Manufacturing Ltd. established as a joint venture with Sulzer Brothers, Ltd. of Switzerland to produce projectile looms.

1974
6P compressor production starts.

1977
Swash-plate compressor technology licensed to Chrysler and Ford.

Compressor Division separates from Textile Machinery Division.

1978
Starlet (automobile) production starts.

Aerial lift equipment production starts.

1980
JA air-jet loom production starts.

1981
10P compressor production starts.

1982
Production starts on C-type diesel engines for small passenger cars.

Hekinan Plant starts operations, producing automobile diesel engines.

1985
Engine Division separates from Vehicle Division.

10PA compressor production starts.

1986
Company awarded the Deming Application Prize for quality control implementation.



Deming Application Prize

X300 series lift truck production starts.

1987
Sprinter Cielo (exported as the Corolla Lift Back) production starts.

Electronics Sub-Division set up.

1988
Toyota Industrial Equipment Mfg., Inc. (TIEM) established in Columbus, Indiana, in the U.S., as a joint venture with Toyota Motor Corporation.

RX100 ring spinning frame production starts.

1989
Michigan Automotive Compressor, Inc. (MACI) established in Jackson, Michigan, in the U.S., as a joint venture with DENSO Corporation.

1990s – 2000s –

1990
Sprinter Carib (automobile; exported as the Corolla Wagon) production starts.

Company receives 1990 PM Excellent Plant Award.



1992
Materials Handling System Division set up.

Production starts on automated storage and retrieval systems.

JAT600 air-jet loom production starts.

1993
RX200 ring spinning frame production starts.

1994
X500 series internal combustion counterbalanced lift truck production starts.

Toyota Industry (Kunshan) Co., Ltd. (TIK) established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd.

R500 reach truck production starts.

1995
Toyota Industrial Equipment, S.A. (TIESA) established in France as a joint venture with Toyota Motor Corporation and Manitou B.F.

7SB compressor production starts.

B500 electric counterbalanced lift truck production starts.

Kirloskar Toyoda Textile Machinery Private Limited (KTTM) established in India as a joint venture with the Kirloskar Group.

1996
JAT610 air-jet loom production starts.

RX240 ring spinning frame production starts.

1997
Compressor production at Kariya Plant reaches 100 million units.

6SE compressor production starts.

ST Liquid Crystal Display Corp. (STLCD) established as a joint venture with Sony Corporation.

1998
TD Deutsche Klimakompressor GmbH (TDDK) established in Germany as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

GENEO (7FG/D outside Japan) internal combustion counterbalanced lift trucks introduced.

TIBC Corporation (TIBC) established as a joint venture with Ibiden Co., Ltd. to produce semiconductor package substrates.

10S compressor production starts.

1999
Vitz (Yaris outside Japan) production starts.

Company takes over water-jet loom business from Nissan Texsys Co., Ltd.

1CD diesel engine production starts.

GENEO-B (7FB outside Japan) electric counterbalanced lift trucks introduced.

2000
LW600 series water-jet loom production starts.

BT Industries AB of Sweden, a world-leading manufacturer of warehouse trucks, becomes a Toyota Industries subsidiary.

2UZ gasoline engine production starts.

Higashichita Plant starts operations, producing foundry parts.

2001
GENEO-R (7FBR outside Japan) reach truck production starts.

Company takes over the Industrial Equipment Sales Division of Toyota Motor Corporation.

TOYOTA Material Handling Company established as an in-house company.

RAV4 production starts.

Name changed to Toyota Industries Corporation.

2002
Advanced Logistics Solutions Co., Ltd. (ALSO) established to plan overall logistics operations and operate distribution centers.

Higashiura Plant starts operations, producing parts for car air-conditioning compressors.

Toyota Motor Industries Poland Sp.zo.o. (TMIP) established in Poland as a joint venture with Toyota Motor Corporation to produce diesel engines.

2003
JAT710 air-jet loom production starts.



GENEO-E (7FBE outside Japan) three-wheel electric counterbalanced lift truck production starts.

Aichi Corporation, a manufacturer of special-purpose vehicles, becomes one of Toyota Industries' subsidiaries.

2004
Toyota Industry Automotive Parts (Kunshan) Co., Ltd. (TIAP) established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. to produce foundry parts.

TD Automotive Compressor Georgia, LLC (TACG) established in the U.S. as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

2005
Asahi Security Co., Ltd., which engages in collection and delivery of cash, management of sales proceeds and electronic security service, becomes a subsidiary of Toyota Industries.

Vitz (Yaris outside Japan) production starts after a full model change.



TD Automotive Compressor Kunshan, Co., Ltd. (TACK) established in China as a joint venture with DENSO Corporation and other entities to produce car air-conditioning compressors.

AD diesel engine production starts.



KD diesel engine production starts.



New RAV4 production starts after a full model change.



2006
New GENEO (8FG/D outside Japan) internal combustion counterbalanced lift truck production starts.



2007
LWT710 water-jet loom production starts.



Wanbishi Archives Co., Ltd. becomes a subsidiary of Toyota Industries.

Corporate Data (As of March 31, 2007)

Major Plants (Parent Company)

	Main Products	Start of Operations
Kariya Plant	Textile machinery, car air-conditioning compressors	1927
Obu Plant	Parts for car air-conditioning compressors	1944
Kyowa Plant	Electronic equipment, automotive press dies, production facilities, engine parts	1953
Nagakusa Plant	Automobiles	1967
Takahama Plant	Lift trucks, materials handling systems	1970
Hekinan Plant	Engines for automobiles and industrial equipment	1982
Higashichita Plant	Engines for automobiles, foundry parts, engine parts	2001
Higashiura Plant	Parts for car air-conditioning compressors	2002

Major Consolidated Subsidiaries

	Company Name	Location of Head Office	% of Voting Rights
Japan			
	Aichi Corporation	Saitama	51.1%
	TIBC Corporation	Aichi	60.0%
	Mail & e Business Logistics Service Co., Ltd.	Mie	50.5%
	Asahi Security Co., Ltd.	Tokyo	100.0%
	TOYOTA L&F Tokyo Co., Ltd.	Tokyo	100.0%
	Altex Co., Ltd.	Shizuoka	75.0%
	Sun River Co., Ltd.	Osaka	100.0%
	Izumi Machine Mfg. Co., Ltd.	Aichi	68.8%
	TOYOTA L&F Keiji Co., Ltd.	Kyoto	75.0%
	Tokyu Co., Ltd.	Aichi	63.3%
	Advanced Logistics Solutions Co., Ltd.	Aichi	100.0%
	Toyoda High System, Incorporated	Aichi	90.0%
	Nishina Industrial Co., Ltd.	Nagano	82.0%
	ALTRAN Corporation	Aichi	60.0%
	KTL Co., Ltd.	Tokyo	50.5%
	TF Logistics Co., Ltd.	Tokyo	51.0%
	Tokaiseiki Co., Ltd.	Shizuoka	92.1%
	Taikoh Transportation Co., Ltd.	Aichi	51.4%
	SKE Inc.	Aichi	100.0%
	SK Maintenance Corporation	Aichi	70.0%
	Unica Co., Ltd.	Aichi	100.0%
	Iwama Loom Works, Ltd.	Aichi	100.0%
	Nagao Kogyo Co., Ltd.	Aichi	100.0%
	TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	100.0%
	Hara Corporation	Gifu	100.0%
	Sun Valley Inc.	Aichi	100.0%
	Mizuho Industry Co., Ltd.	Aichi	93.8%
	Sun Staff, Inc.	Aichi	100.0%
	ALT Logistics Co., Ltd.	Aichi	60.0%
	Shine's Inc.	Aichi	100.0%
	Toyota Industries Well Support Corporation	Aichi	100.0%
Europe			
Belgium	Toyota Material Handling Europe SA/NV	Brussels	100.0%
	Toyota Material Handling Belgium SA/NV	Temse	100.0%
Denmark	Toyota Truck Danmark A/S	Vejle	100.0%
	Toyota Truckudlejning Danmark A/S	Vejle	100.0%

	Company Name	Location of Head Office	% of Voting Rights
France	Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France/Brussels, Belgium	100.0%
	Toyota Industrial Equipment, S.A.	Ancenis	60.0%
Germany	TD Deutsche Klimakompressor GmbH	Straßgräbchen	65.0%
	Toyota Gabelstapler Deutschland GmbH	Duisburg	100.0%
	Toyota Gabelstapler Stuttgart GmbH	Stuttgart	70.0%
Italy	Toyota Carrelli Elevatori Italia S.r.l.	Bologna	100.0%
	CESAB Carrelli Elevatori S.p.A.	Bologna	100.0%
Norway	Toyota Truck Norge AS	Trondheim	100.0%
	Toyota Truckutleie Norge AS	Trondheim	100.0%
Sweden	Toyota Industries Sweden AB	Mjölby	100.0%
	BT Industries AB	Mjölby	100.0%
	Toyota Industries Finance International AB	Mjölby	100.0%
	BT Products AB	Mjölby	100.0%
Switzerland	Toyota Textile Machinery Europe AG	Zurich	100.0%
U.K.	Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire	100.0%
	Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire	100.0%
North America			
U.S.A.	Michigan Automotive Compressor, Inc.	Parma, Michigan	60.0%
	The Raymond Corporation	Greene, New York	100.0%
	Toyota Industries North America, Inc.	Elk Grove, Illinois	100.0%
	TD Automotive Compressor Georgia, LLC	Jefferson, Georgia	65.0%
	Toyota Industrial Equipment Mfg., Inc.	Columbus, Indiana	100.0%
	Toyota Material Handling USA, Inc.	Irvine, California	100.0%
	ACTIS Manufacturing Ltd., LLC	Grapevine, Texas	60.0%
	Toyoda Textile Machinery Inc.	Charlotte, North Carolina	100.0%
	Toyota-Lift of Los Angeles, Inc.	Santa Fe Springs, California	100.0%
	Toyota Industries Personnel Service of America, Inc.	Elk Grove, Illinois	100.0%
South America			
Brazil	Toyota Industries Mercosur Ltda.	São Paulo	100.0%
	Toyota Maquinas Texteis Brasil Ltda.	São Paulo	100.0%
Asia and Oceania			
Australia	Toyota Industries Corporation Australia Pty Limited	Sydney	100.0%
China	Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu	60.0%
	Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu	70.0%
	TD Automotive Compressor Kunshan Co., Ltd.	Kunshan, Jiangsu	59.8%
	Toyota Industries Trading & Logistics (China) Co., Ltd.	Shanghai	100.0%
	Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai	70.0%
India	Kirloskar Toyoda Textile Machinery Private Limited	Bangalore, Karnataka	95.1%

Major Affiliates Accounted for by the Equity Method

	Company Name	Location of Head Office	% of Voting Rights
Japan			
	ST Liquid Crystal Display Corp.	Aichi	50.0%
	Wanbishi Archives Co., Ltd.	Tokyo	43.1%
	Fuji Logistics Co., Ltd.	Tokyo	26.8%
	ST Mobile Display Corp.	Shiga	20.0%
Europe			
Poland	Toyota Motor Industries Poland Sp.zo.o.	Jelcz-Laskowice	40.0%

Directors, Corporate Auditors and Managing Officers (As of June 21, 2007)

Board of Directors



Chairman
Tadashi Ishikawa*



President
Tetsuro Toyoda*



Executive Vice President
Norio Sato*



Executive Vice President
Yoshikatsu Mizuno*



Executive Vice President
Tatsuo Matsuura*



Executive Vice President
Akira Imura*

** Representative Director*

Senior Managing Directors

Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda
Yutaka Murodono
Kazunori Yoshida
Kosaku Yamada
Toshiyuki Sekimori
Kimpei Mitsuya

Honorary Chairman

Yoshitoshi Toyoda

Director

Tatsuro Toyoda

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Hiroshi Okuda
Fumio Kawaguchi
Katsuaki Watanabe

Managing Officers

Hiroya Kono
Kenji Takenaka
Satoshi Kaseda
Hiroshi Sakai
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki
Hirotaka Morishita
Shinya Furukawa
Hironori Ito
Akira Onishi
Per Zaunders
Eishi Furuta
Tadayoshi Baba
Takashi Okubo
Norio Sasaki
Toshifumi Ogawa
Hayato Ikeda
Toshifumi Onishi
Kouhei Nozaki
Osamu Miura
Taku Yamamoto
Yukihisa Tsuchimoto

Financial Section

Consolidated Eleven-Year Summary

Toyota Industries Corporation
Years ended March 31
The figures in this table are unaudited.

	Millions of yen			
	2007	2006	2005	2004
For The Year				
Net sales	**¥1,878,398**	¥1,505,955	¥1,241,538	¥1,164,378
Operating income	**89,954**	64,040	53,120	52,631
Ordinary income	**108,484**	80,635	70,912	58,970
Net income	**59,468**	47,077	43,357	33,623
Overseas sales	**¥ 791,913**	¥ 620,946	¥ 539,002	¥ 497,356
Depreciation and amortization	**106,060**	87,287	70,213	65,351
Capital expenditures	**166,505**	158,835	136,506	89,508
Research and development expenses	**34,548**	31,166	30,051	29,562
Per share of common stock (yen, U.S. dollars):				
Net income per share— basic	**¥ 189.88**	¥ 146.16	¥ 135.09	¥ 108.04
Net income per share — diluted	**189.66**	146.02	135.03	101.97
Total net assets per share	**5,612.11**	5,044.45	3,504.80	3,199.69
Cash dividends per share	**50.00**	38.00	32.00	24.00
At Year-End				
Total assets	**¥3,585,857**	¥3,245,341	¥2,326,824	¥2,011,995
Total net assets	**1,810,483**	1,611,227	1,115,747	1,016,763
Common stock	**80,462**	80,462	80,462	80,462
Number of shares outstanding (excluding treasury stock) (thousands)	**312,075**	319,320	318,237	317,666
Cash Flows				
Net cash provided by operating activities	**¥ 177,467**	¥ 131,784	¥ 100,095	¥ 92,406
Net cash used in investing activities	**(164,446)**	(205,013)	(128,230)	(92,667)
Net cash provided by (used in) financing activities	**(19,749)**	85,172	50,020	(56,015)
Cash and cash equivalents at end of year	**108,569**	112,596	100,535	77,212
Indices				
Return on equity (ROE) (%)	**3.5**	3.5	4.1	3.8
Return on assets (ROA) (%)	**1.7**	1.7	2.0	1.8
Return on sales (ROS) (%)	**3.2**	3.1	3.5	2.9
Debt/equity ratio (%)	**28.9**	29.4	34.4	31.6
Interest coverage (times)	**7.4**	7.8	7.7	7.4
EBITDA (millions of yen, thousands of U.S. dollars)	**¥ 191,007**	¥ 150,674	¥ 128,381	¥ 113,676
Number of employees at year-end	**36,096**	32,977	30,990	27,431

Notes: 1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥118.05 = US$1, the approximate exchange rate on March 31, 2007.

2. Main changes in accounting standards and methods during the above periods are as follows. These changes have not been applied to the financial statements presented prior to each year retroactively.

(1) Effective beginning the year ended March 31, 2007, the new accounting standards for directors' bonus, presentation of net assets in the balance sheet, share-based payment and business combinations have been applied. Details are described in Notes to Consolidated Financial Statements.

(2) Effective beginning the year ended March 31, 2005, the new accounting standards for impairment on fixed assets have been applied. Details are described in Notes to Consolidated Financial Statements.

(3) Effective beginning the year ended March 31, 2003, the new accounting standards for net income per share have been applied.

(4) Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits, financial instrument and foreign currency transactions have been applied.

(5) Effective beginning the year ended March 31, 2000, Toyota Industries Corporation (the "Company") has used annual average exchange rate instead of the year-end rate in order to present the operating results more precisely as significance of overseas consolidated subsidiaries had been increasing and their revenue and expenses were incurred throughout the fiscal years. The Company has also adopted tax effect accounting due to the amendment of the accounting standards for income taxes.

Millions of yen							Thousands of U.S. dollars
2003	2002	2001	2000	1999	1998	1997	**2007**
¥1,069,218	¥ 980,163	¥ 767,382	¥625,772	¥558,875	¥572,698	¥530,851	**$15,911,886**
52,477	46,330	47,304	28,867	24,813	32,729	32,675	**762,002**
51,375	47,865	44,526	27,162	23,172	33,201	31,157	**918,971**
21,933	27,311	22,637	13,686	10,391	20,491	17,930	**503,756**
¥ 451,593	¥ 396,470	¥ 298,794	¥191,992	¥178,737	¥150,417	¥116,738	**$ 6,708,292**
59,154	55,173	46,454	42,751	34,379	27,958	28,042	**898,433**
87,559	88,319	127,273	44,746	60,468	62,006	35,407	**1,410,466**
29,705	29,985	26,195	24,061	23,231	23,112	19,691	**292,657**
¥ 70.19	¥ 87.28	¥ 75.90	¥ 48.32	¥ 36.30	¥ 72.33	¥ 63.55	**$ 1.61**
62.90	78.26	67.77	43.18	32.62	63.48	55.20	**1.61**
2,522.52	2,809.54	3,036.77	1,116.62	1,063.05	1,056.81	996.18	**47.54**
22.00	19.00	17.00	16.00	16.00	16.00	16.00	**0.42**
¥1,650,391	¥1,770,401	¥1,869,642	¥685,914	¥617,070	¥593,003	¥556,291	**$30,375,755**
738,867	878,812	951,298	316,293	301,158	304,097	281,154	**15,336,578**
68,046	68,021	68,018	40,178	40,178	40,133	31,457	**681,598**
292,777	312,796	313,260	283,260	283,296	287,752	282,233	
¥ 103,183	¥ 81,078	¥ 78,412	¥ 68,057	¥ 44,133	¥ 50,952	¥ 51,327	**$ 1,503,328**
(95,120)	(106,710)	(155,870)	(67,186)	(96,222)	(26,897)	(74,968)	**(1,393,021)**
57,775	1,225	94,472	27,499	24,368	(12,918)	69,081	**(167,295)**
136,929	71,119	95,296	77,332	49,955	74,303	62,322	**919,691**
2.7	3.0	3.6	4.4	3.4	7.0	6.5	
1.3	1.5	1.8	2.1	1.7	3.6	3.6	
2.1	2.8	2.9	2.2	1.9	3.6	3.4	
55.6	35.9	30.7	60.5	51.6	37.5	46.0	
6.7	5.8	9.1	14.5	16.4	17.6	13.0	
¥ 95,472	¥ 97,540	¥ 79,921	¥ 64,681	¥ 51,033	¥ 55,212	¥ 55,548	**$ 1,618,020**
25,030	23,056	21,118	13,132	12,797	11,239	10,738	

Deferred tax assets have been newly recognized in current assets, and investments and other assets. Deferred tax liabilities have been recognized in current and long-term liabilities.

(6) Effective beginning the year ended March 31, 1999, the Company has presented consolidated financial statements as follows: In the consolidated statements of income, enterprise taxes, which had been included in selling, general and administrative expenses up to and including the previous year, have been included in income taxes.

Amortization of goodwill, which had been classified as a deductible item from income before income taxes until the previous year, has been included in selling, general and administrative expenses. Equity in earnings/losses of affiliates, which had been added to or deducted from income before income taxes until the previous year, has been included in non-operating income or expenses.

3. Net income per share, ROE and ROA are computed based on the average number of shares, total net assets and total assets, respectively, for each year.

4. Debt/equity ratio = Interest-bearing debt / Total net assets

5. Interest coverage = (Operating income + Interest and dividends income) / Interest expenses

6. EBITDA = Income before income taxes + Interest expenses - Interest and dividends income + Depreciation and amortization

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of June 2007.

This section contains projections and forward-looking statements that involve risks, uncertainties and assumptions. You should be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its consolidated subsidiaries to differ materially from any projections or forward-looking statements. These risks and uncertainties include, but are not limited to, those listed under "Risk Information" and elsewhere in this annual report.

The fiscal year ended March 31, 2007 is referred to as fiscal 2007 and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation and references to "Toyota Industries" herein are to the Company and its 162 consolidated subsidiaries.

Result of Operations

Operating Performance

In fiscal 2007, the Japanese economy was on a steady recovery track. Private-sector capital investment increased on the back of strong corporate earnings while consumer spending was on a mild upswing as employment conditions improved. The overall economic outlook continued to remain strong overseas, with U.S. and European economies expanding and ongoing brisk growth in China.

In this operating environment, Toyota Industries undertook efforts to strengthen its corporate structure by attempting to ensure customer trust through its dedication to quality, the development of appealing new products, aggressive sales promotions and the execution of a Group-wide program to reduce costs.

As a result, total consolidated net sales of Toyota Industries amounted to ¥1,878.3 billion, an increase of ¥372.4 billion (24.7%) over fiscal 2006. (For a breakdown of operating results by business segment, refer to Operating Performance Highlights by Business Segment.)

At the profit level, ordinary income amounted to ¥108.4 billion,

Net Sales



(¥ Billion)
2,000
1,500
1,000
500
0
FY 03 04 05 06 07

Operating Income and Operating Income Ratio



(¥ Billion)
(%)
90
80
70
60
50
40
30
20
10
0
18
16
14
12
10
8
6
4
2
0
FY 03 04 05 06 07
Operating income (left)
Operating income ratio (right)

Ordinary Income and Ordinary Income Ratio



(¥ Billion)
(%)
120
100
80
60
40
20
0
12
10
8
6
4
2
0
FY 03 04 05 06 07
Ordinary income (left)
Ordinary income ratio (right)

Net Sales of Automobile Segment



(¥ Billion)
1,000
800
600
400
200
0
FY 03 04 05 06 07

Operating Income of Automobile Segment



(¥ Billion)
50
40
30
20
10
0
FY 03 04 05 06 07

an increase of ¥27.8 billion (34.5%) over fiscal 2006. Despite the effects of a steep rise in raw materials costs, as well as increases in depreciation and personnel expenses, this increase was achieved due largely to higher sales, cost-reduction efforts throughout the Group and an increase in non-operating income. Net income amounted to ¥59.4 billion, an increase of ¥12.4 billion (26.3%) over fiscal 2006.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for fiscal 2007 increased ¥310.3 billion (24.3%) over fiscal 2006 to ¥1,586.7 billion. This increase reflected increases in depreciation expenses, raw materials prices and personnel expenses in addition to an increase in net sales.

Selling, general and administrative expenses increased ¥36.2 billion (21.9%) to ¥201.6 billion, due primarily to increases in personnel expenses.

Operating Income

Operating income for fiscal 2007 increased ¥25.9 billion (40.5%) over fiscal 2006 to ¥89.9 billion, attributable mainly to an increase in sales in Japan and overseas as well as Group-wide cost-reduction activities.

Operating Performance Highlights by Business Segment

Following are the operating results by business segment. Net sales for each segment do not include intersegment transactions.

Automobile Segment

Sales increased in the automobile industry as a whole. Although domestic sales were sluggish during fiscal 2007, higher sales in the Asian and Latin American markets gave rise to an overall increase in overseas sales.

Net sales of the Automobile Segment of Toyota Industries totaled ¥904.8 billion, an increase of ¥158.1 billion (21.2%) over fiscal 2006.

Car Air-Conditioning Compressor Unit Sales



(Million Units)
25
20
15
10
5
0
FY 03 04 05 06 07
Japan
North America
Europe
Asia and Oceania

Net Sales of Materials Handling Equipment Segment



(¥ Billion)
800
600
400
200
0
FY 03 04 05 06 07

Operating Income of Materials Handling Equipment Segment



(¥ Billion)
50
40
30
20
10
0
FY 03 04 05 06 07

Net Sales of Logistics Segment



(¥ Billion)
100
80
60
40
20
0
FY 03 04 05 06 07

Operating Income of Logistics Segment



(¥ Billion)
3
2
1
0
FY 03 04 05 06 07

The logistics-related business, which was included in the Others Segment, had been separated and declared independently as the Logistics Segment starting from fiscal 2006.

Within this segment, net sales of the Vehicle Business totaled ¥470.2 billion, an increase of ¥98.2 billion (26.4%) over fiscal 2006. The RAV4 recorded solid sales in the United States and Europe, while the Vitz (Yaris overseas) posted strong sales outside Japan.

Net sales of the Engine Business totaled ¥167.4 billion, an increase of ¥35.1 billion (26.5%) over fiscal 2006, due mainly to increases in sales of KD diesel engines for Toyota Motor Corporation's (TMC) Innovative International Multi-Purpose Vehicle (IMV) Series as well as AD diesel engines fitted in the RAV4 for Europe.

Net sales of the Car Air-Conditioning Compressor Business totaled ¥235.4 billion, an increase of ¥19.5 billion (9.0%) over fiscal 2006. Although sales decreased in the domestic market, sales increased in North America, Europe and China.

Materials Handling Equipment Segment

In the materials handling equipment industry as a whole, sales remained strong in the Japanese market. Overseas markets continued to expand in conjunction with economic expansion in the United States and Europe as well as the growth of BRICs (Brazil, Russia, India and China) economies.

Net sales of the Materials Handling Equipment Segment totaled ¥767.2 billion, an increase of ¥172.0 billion (28.9%) over fiscal 2006. As a result of a change in the fiscal year-end of the BT Industries Group, net sales of the Materials Handling Equipment Segment included sales of the BT Industries Group for the three-month period from January to March 2006 amounting to ¥64.7 billion. During fiscal 2007, Toyota Industries continued to strengthen its sales network and undertook proactive sales promotion activities, which contributed to strong sales for TOYOTA and BT brands. Following a full model change, Toyota Industries commenced sales of its mainstay model 1- to 3.5-ton internal combustion lift trucks (sold as the GENEO in Japan, the 8-Series in North America and International, and the Toyota Tonero in Europe) in September 2006 and January 2007 in Japan and the United States, respectively. The new lift truck provides even greater product value, featuring higher levels of performance in terms of safety, environmental attributes and ease of operation. Aichi Corporation, which engages in the manufacture and sales of aerial work platforms, posted a significant increase in sales bolstered by replacement demand from the electricity and telecommunications industries.

Logistics Segment

The overall operating environment was severe in the logistics industry as the volume of cargo transport continued to decline in the domestic market accompanied by an increase in costs resulting from higher crude oil prices.

Net sales of the Logistics Segment totaled ¥89.4 billion, an increase of ¥24.3 billion (37.3%) over fiscal 2006, due largely to the solid performance of the logistics solutions and transportation businesses as well as an increase in the transport volume of automotive parts.

Textile Machinery Segment

In the textile machinery industry as a whole, the mainstay Chinese

Net Sales of Textile Machinery Segment


(¥ Billion)
60
50
40
30
20
10
0
FY 03 04 05 06 07

Operating Income (Loss) of Textile Machinery Segment


(¥ Billion)
3
2
1
0
(1)
(2)
FY 03 04 05 06 07

Net Sales of Others Segment


(¥ Billion)
80
60
40
20
0
FY 03 04 05 06 07

Operating Income of Others Segment
(Including Elimination of Intersegment Transactions)


(¥ Billion)
7
6
5
4
3
2
1
0
FY 03 04 05 06 07

market remained strong on the back of robust capital investment supported by rapid growth.

Net sales of the Textile Machinery Segment totaled ¥58.4 billion, an increase of ¥8.7 billion (17.3%) from fiscal 2006. In fiscal 2007, sales of more than 10,000 air-jet looms, primarily to China, represented a notable achievement for the first time in 69 years for weaving machinery. Strong sales of spinning machinery in India also contributed to the remarkable performance of the segment.

Others Segment

Net sales of the Others Segment totaled ¥58.3 billion, an increase of ¥9.4 billion (19.2%) from fiscal 2006.

Sales by Geographical Segment

Below are Toyota Industries' operating results by geographical segment. Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales increased ¥222.8 billion (22.1%) over fiscal 2006 to ¥1,232.1 billion, while operating income totaled ¥68.9 billion, up ¥16.2 billion (30.7%). These increases were due mainly to a rise in unit sales of vehicles and engines.

North America

Net sales increased ¥41.2 billion (16.7%) to ¥287.3 billion, due mainly to an increase in unit sales of lift trucks and a change in the fiscal year-end of the BT Industries Group comprising Toyota Industries subsidiaries. Conversely, operating income decreased ¥0.8 billion (11.7%) to ¥5.9 billion, mainly as a result of an increase in pre-production expenses at lift truck manufacturing subsidiaries.

Europe

Net sales increased ¥95.8 billion (44.3%) over fiscal 2006 to ¥312.0 billion, while operating income totaled ¥11.2 billion, up ¥6.7 billion (148.3%). These increases were due mainly to an increase in unit sales of lift trucks and a change in the fiscal year-end of the BT Industries Group.

Others

Net sales totaled ¥46.8 billion, an increase of ¥12.6 billion (37.0%), whereas operating income rose ¥1.7 billion (109.6%) to ¥3.1 billion.

Non-Operating Income and Expenses

Non-operating income increased ¥7.0 billion (16.0%) to ¥50.8 billion in fiscal 2007, owing primarily to an increase in dividends income from TMC.

Non-operating expenses totaled ¥32.3 billion, an increase of ¥5.1 billion (18.7%), due mainly to an increase in interest expenses.

Income before Income Taxes

Income before income taxes amounted to ¥108.3 billion, up ¥27.7 billion (34.4%), attributable primarily to an increase of ¥27.8 billion in ordinary income.

Net Income per Share


(¥)
200
180
160
140
120
100
80
60
40
20
0
FY 03 04 05 06 07
Basic
Diluted

Total Assets, Total Net Assets and Total Net Assets Ratio


(¥ Billion)
(%)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
80
70
60
50
40
30
20
10
0
FY 03 04 05 06 07
Total assets (left)
Total net assets (left)
Total net assets ratio (right)

Income Taxes

Income taxes increased ¥13.2 billion (46.7%) to ¥41.5 billion, due largely to an increase in income taxes of the Company and the Aichi Group.

Minority Interest in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries amounted to ¥7.3 billion, up ¥2.1 billion (40.8%), as a result of strong performance by subsidiaries.

Net Income

Net income totaled ¥59.4 billion, an increase of ¥12.4 billion (26.3%) over fiscal 2006. Net income per share was ¥189.88, compared with ¥146.16 in fiscal 2006. Diluted net income per share increased from ¥146.02 to ¥189.66.

Liquidity and Capital Resources

Toyota Industries' financial policy is to ensure sufficient financing and liquidity for its business activities and to maintain strong balance sheets. Currently, funds for capital investments and other long-term capital needs are provided from retained earnings and long-term debt, and working capital needs are met through short-term loans. Long-term debt financing is carried out mainly through issuance of corporate bonds and loans from financial institutions.

In addition to current assets such as cash and cash equivalents and securities, Toyota Industries maintained a commercial paper issuance capacity of ¥100.0 billion as of March 31, 2007.

Toyota Industries continues to maintain its solid financial condition. Through the use of such current assets as cash and cash equivalents and securities, as well as free cash flows and funds procured from financial institutions, Toyota Industries believes that it will be able to provide sufficient funds for the working capital necessary to expand existing businesses and develop new projects, as well as for future investments.

Regarding fund management, the Company undertakes integrated fund management of its subsidiaries in Japan, while Toyota Industries North America, Inc. (TINA) and Toyota Industries Finance International AB (TIFI) centrally manage the funds of subsidiaries in North America and Europe, respectively.

Through close cooperation among the Company, TINA and TIFI, we strive for efficient, unified fund management on a global consolidated basis.

Cash Flows

Cash flows from operating activities amounted to ¥177.4 billion in fiscal 2007, due mainly to income before income taxes in an amount of ¥108.3 billion. Net cash provided by operating activities increased by ¥45.7 billion from ¥131.7 billion in fiscal 2006. Cash flows from investing activities resulted in a decrease in cash of ¥164.4 billion in fiscal 2007, attributable primarily to payments for purchases of

Cash Flows


(¥ Billion)
200
150
100
50
0
(50)
(100)
(150)
(200)
(250)
FY 03 04 05 06 07
Net cash provided by operating activities
Net cash used in investing activities
Net cash provided by (used in) financing activities

Investment in Property, Plant and Equipment


(¥ Billion)
160
140
120
100
80
60
40
20
0
FY 03 04 05 06 07
Automobile
Materials Handling Equipment
Logistics
Textile Machinery
Others

property, plant and equipment amounting to ¥155.5 billion. Net cash used in investing activities decreased by ¥40.6 billion from ¥205.0 billion in fiscal 2006. Cash flows from financing activities resulted in a decrease in cash of ¥19.7 billion in fiscal 2007, due mainly to payments for repurchase of treasury stock in an amount of ¥35.5 billion. Net cash provided by financing activities decreased by ¥104.8 billion from ¥85.1 billion in fiscal 2006.

After translation adjustments, cash and cash equivalents as of March 31, 2007 stood at ¥108.5 billion, a decrease of ¥4.0 billion from fiscal 2006.

Investment in Property, Plant and Equipment

During fiscal 2007, Toyota Industries made a total investment of ¥158.6 billion in property, plant and equipment (including ¥29.6 billion in vehicles and materials handling equipment for lease) in order to launch new products, streamline and upgrade production equipment, and augment R&D facilities.

In the Automobile Segment, investment in property, plant and equipment totaled ¥57.1 billion. A primary breakdown of this amount included ¥36.9 billion for the Company, ¥5.8 billion for TD Automotive Compressor Georgia, LLC, ¥4.3 billion for Tokyu Co., Ltd., ¥2.0 billion for Toyota Industry Automotive Parts (Kunshan) Co., Ltd., ¥1.5 billion for Tokaiseiki Co., Ltd., ¥1.5 billion for TD Deutsche Klimakompressor GmbH, ¥1.2 billion for Iwama Loom Works, Ltd. and ¥1.0 billion for Izumi Machine Mfg. Co., Ltd.

The Materials Handling Equipment Segment made an investment in property, plant and equipment in the total amount of ¥56.0 billion. The primary breakdown comprised ¥8.8 billion for the Company, ¥20.4 billion for the BT Industries Group, ¥4.2 billion for Toyota Industrial Equipment Mfg., Inc. and ¥2.2 billion for the Aichi Group.

Investment in property, plant and equipment in the Logistics Segment totaled ¥6.2 billion, including ¥13.0 million for the Company and ¥4.7 billion for Taikoh Transportation Co., Ltd.

The Textile Machinery Segment made an investment in property, plant and equipment in the total amount of ¥1.0 billion, including ¥0.7 billion for the Company.

Necessary funds were provided by a portion of bonds as well as internal funds and bank loans.

Strategies and Outlook

Outlook for Results for Fiscal 2008

In fiscal 2008, ending March 31, 2008, despite an anticipated slowdown in the overall growth rate, expansion of the Japanese economy is expected to continue. Uncertainties persist, however, regarding the direction of the U.S. economy and a sustained increase in crude oil prices, precluding optimism.

For fiscal 2008, Toyota Industries forecasts consolidated net sales of ¥1,950.0 billion, ordinary income of ¥115.0 billion, operating income of ¥95.0 billion and net income of ¥63.0 billion. We are determined to place utmost emphasis on product quality and develop and market leading-edge products that anticipate customer needs. We will make further concerted efforts to engage in sales and service activities and undertake cost-reduction activities.

Our projections are based on an exchange rate of ¥115.0 = US$1.

Dividend Policy

The Company regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

The Company's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, the dividend payout ratio on a consolidated basis and other factors. Toyota Industries' Ordinary General Meeting of Shareholders, held on June 21, 2007, approved a year-end cash dividend of ¥28.0 per share. Including the interim cash dividend of ¥22.0 per share, cash dividends for the year totaled ¥50.0 per share, an increase of ¥12.0 per share over fiscal 2006.

The dividend payout ratio was 38.9%. On a consolidated basis, it was 26.3%.

Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

The Company's Articles of Incorporation stipulate that it may pay interim cash dividends as prescribed in Article 454-5 of the Corporate Law, as well as repurchase treasury stock through market dealings as prescribed in Article 459-1 of the Corporate Law. Discretion to pay cash dividends is determined by the Board of Directors and the Ordinary General Meeting of Shareholders.

Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The risks mentioned in this annual report represent only a portion of the risks that could have an impact on Toyota Industries' financial condition and business results, and do not necessarily cover all possible risks. There is also a possibility that Toyota Industries could be affected in the future by risks currently unknown or not considered noteworthy or significant.

Principal Customers

Toyota Industries' automobile and engine products are sold primarily to TMC. In fiscal 2007, net sales to TMC accounted for 35.5% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of March 31, 2007, TMC held 24.8% of the Company's voting rights.

Product Development Capabilities

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

Intellectual Property Rights

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environmental regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. An increase in the value of currencies in countries or regions where Toyota Industries carries out production could lead to an increase in local production, procurement and distribution costs. Such an increase in costs could reduce Toyota Industries' price competitiveness. Additionally, because export sales of several businesses are denominated mainly in yen, exchange rate fluctuations could have an adverse impact on Toyota Industries' financial condition and business results due to a change in market prices.

Share Price Fluctuations

Toyota Industries holds marketable securities, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of the fiscal year under review, Toyota Industries had unrealized gains. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production breakdown. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota

Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Significant Accounting Policies and Estimates

Toyota Industries' financial statements are prepared in conformity with accounting principles and practices generally accepted in Japan. In preparing financial statements, management must make estimates, judgments and assumptions that affect reported amounts of assets and liabilities at fiscal year-end as well as revenues and expenses during each fiscal year. Among Toyota Industries' significant accounting policies, the following categories require a considerable degree of judgment and estimation and are highly complex.

Allowance for Doubtful Accounts

To prepare for the risk of receivables becoming uncollectible, Toyota Industries estimates its allowance for doubtful accounts by utilizing the percentage of historical experiences in credit losses for ordinary receivables and individually examining the feasibility of collection for receivables that seem to be uncollectible. Evaluating the allowance for doubtful accounts involves judgments made in accordance with the nature of the situation, and this allowance represents an essential and crucial estimate—including future estimates of cash flow amounts and timing—that could change significantly. Based on currently available information, Toyota Industries' management believes its present allowance for doubtful accounts is sufficient. However, the need to significantly increase allowance for doubtful accounts in the future could have an adverse impact on Toyota Industries' business results.

Allowance for Retirement Benefits

Calculations differ for retirement benefits, retirement benefit expenses and liabilities after employee retirement, as well as benefits for employees on leave of absence because different assumptions are used at the time of calculation. Assumptions include such factors as discount rates, amount of benefits, interest expenses, expected rates of return on pension assets and mortality rates. The difference in amounts between these assumptions and actual results is calculated cumulatively and amortized over future accounting periods, and thus becomes an expense and is recognized as a liability in future accounting periods. Toyota Industries believes its assumptions are reasonable. However, differences between actual results or changes in the assumptions could have an impact on retirement benefits and retirement benefit expenses and liabilities after employee retirement.

Toyota Industries' Relationship to Toyota Motor Corporation

Due to historical reasons, Toyota Industries maintains close relationships with TMC and Toyota Group companies in terms of capital and business dealings.

Historical Background

In 1933, Kiichiro Toyoda, the eldest son of founder Sakichi Toyoda and then Managing Director of Toyota Industries (then Toyoda Automatic Loom Works, Ltd.), established the Automobile Division within the Company based on his resolve to manufacture Japanese-made automobiles. In 1937, the Automobile Division was spun off and became an independent company, Toyota Motor Co., Ltd. (the present Toyota Motor Corporation).

Capital Relationship

In light of this historical background, Toyota Industries and TMC have maintained a close capital relationship. As of March 31, 2007,

Toyota Industries held 5.5% (200,195 thousand shares) of TMC's total shares issued. Likewise, as of the same date, TMC held 24.8% of Toyota Industries' total voting rights. Toyota Industries is a TMC affiliate accounted for by the equity method.

Business Relationship

Toyota Industries assembles certain cars and produces automobile engines under consignment from TMC. Additionally, we sell a portion of our other components and products directly or indirectly to other Toyota Group companies. In fiscal 2007, our net sales to TMC accounted for 35.5% of our consolidated net sales.

Contributions to the Toyota Group

As a member of the Toyota Group, Toyota Industries aims to contribute to strengthening the competitiveness of TMC and other Toyota Group companies in such areas as quality, cost, delivery and technologies. Toyota Industries is confident that raising the Toyota Group's competitiveness will lead to increases in our sales to and profits from the Toyota Group, thereby contributing to raising Toyota Industries' corporate value.

Consolidated Balance Sheets

Toyota Industries Corporation
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2007**	2006	**2007**
Current assets			
Cash and cash equivalents	**¥ 108,569**	¥ 112,596	**$ 919,691**
Trade notes and accounts receivable (Note 8)	**234,611**	200,690	**1,987,390**
Short-term investments	**48**	75	**411**
Inventories (Note 5)	**120,737**	104,534	**1,022,767**
Deferred tax assets (Note 16)	**17,924**	18,096	**151,835**
Other current assets	**88,894**	75,938	**753,026**
Less — allowance for doubtful accounts	**(2,784)**	(2,665)	**(23,588)**
Total current assets	**568,001**	509,266	**4,811,532**
Fixed assets			
Property, plant and equipment			
Buildings and structures (Notes 6 and 8)	**171,897**	155,168	**1,456,138**
Machinery, equipment and vehicles (Note 6)	**269,769**	240,467	**2,285,216**
Tools, furniture and fixtures (Note 6)	**26,081**	22,310	**220,936**
Land (Note 8)	**99,117**	87,213	**839,627**
Construction in progress	**39,056**	20,994	**330,846**
Total property, plant and equipment	**605,922**	526,154	**5,132,763**
Intangible assets			
Goodwill	**101,102**	97,485	**856,435**
Software	**11,714**	12,483	**99,231**
Total intangible assets	**112,816**	109,968	**955,666**
Investments and other assets			
Investments in securities (Notes 4 and 8)	**2,172,648**	1,975,793	**18,404,480**
Investments in unconsolidated subsidiaries and affiliated companies	**60,415**	60,976	**511,782**
Long-term loans	**8,460**	8,591	**71,672**
Long-term prepaid expenses	**11,603**	11,358	**98,297**
Deferred tax assets (Note 16)	**7,435**	6,842	**62,986**
Other investments and other assets	**38,784**	36,625	**328,544**
Less — allowance for doubtful accounts	**(232)**	(237)	**(1,967)**
Total investments and other assets	**2,299,117**	2,099,951	**19,475,794**
Total fixed assets	**3,017,856**	2,736,074	**25,564,223**
Total assets	**¥3,585,857**	¥3,245,341	**$30,375,755**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND NET ASSETS	Millions of yen 2007	2006	Thousands of U.S. dollars (Note 1) 2007
Current liabilities			
Trade notes and accounts payable	**¥ 205,168**	¥ 182,595	**$ 1,737,983**
Short-term bank loans (Note 8)	**37,103**	38,928	**314,301**
Commercial paper	**33,760**	29,680	**285,981**
Current portion of bonds	**60,000**	15,000	**508,259**
Other payables	**37,808**	30,620	**320,272**
Accrued expenses	**77,698**	67,674	**658,185**
Accrued income taxes	**25,854**	13,625	**219,013**
Deposits received from employees	**22,020**	20,914	**186,535**
Deferred tax liabilities (Note 16)	**3,162**	3,857	**26,788**
Allowance for bonuses to directors and corporate auditors	**554**	–	**4,697**
Other current liabilities (Note 8)	**55,275**	43,221	**468,235**
Total current liabilities	**558,405**	446,118	**4,730,249**
Long-term liabilities			
Bonds (Note 7)	**250,761**	283,831	**2,124,195**
Long-term bank loans (Notes 7 and 8)	**141,567**	106,267	**1,199,214**
Deferred tax liabilities (Note 16)	**751,764**	681,503	**6,368,186**
Allowance for retirement benefits (Note 14)	**45,482**	46,535	**385,282**
Other long-term liabilities	**27,393**	20,585	**232,051**
Total long-term liabilities	**1,216,969**	1,138,724	**10,308,929**
Total liabilities	**1,775,374**	1,584,842	**15,039,178**
Minority interests in consolidated subsidiaries	**–**	49,270	**–**
Shareholders' equity (Note 11)			
Common stock:			
Authorized — 1,100,000,000 shares			
Issued — 325,840,640 shares as of March 31, 2007 325,840,640 shares as of March 31, 2006	**80,462**	80,462	**681,598**
Capital surplus	**105,055**	105,665	**889,924**
Retained earnings	**402,431**	358,385	**3,408,994**
Treasury stock at cost 13,765,165 shares as of March 31, 2007 6,520,194 shares as of March 31, 2006	**(47,253)**	(14,363)	**(400,282)**
Total shareholders' equity	**540,696**	530,150	**4,580,234**
Valuation and translation adjustments			
Net unrealized gains or losses on other securities	**1,157,793**	1,047,190	**9,807,649**
Deferred gains or losses on hedges	**(0)**	–	**(6)**
Foreign currency translation adjustments	**52,912**	33,886	**448,221**
Total valuation and translation adjustments	**1,210,704**	1,081,077	**10,255,864**
Subscription rights to shares	**202**	–	**1,719**
Minority interests in consolidated subsidiaries	**58,878**	–	**498,761**
Total net assets	**1,810,483**	1,611,227	**15,336,578**
Total liabilities and net assets	**¥3,585,857**	¥3,245,341	**$30,375,755**

Consolidated Statements of Income

Toyota Industries Corporation
For the years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	**2007**
Net sales	**¥1,878,398**	¥1,505,955	¥1,241,538	**$15,911,886**
Cost of sales (Note 12)	**1,586,781**	1,276,499	1,041,780	**13,441,606**
Gross profit	**291,616**	229,456	199,758	**2,470,280**
Selling, general and administrative expenses (Notes 12 and 15)				
Sales commissions	**11,325**	10,875	8,938	**95,937**
Salaries and allowances	**74,360**	58,382	50,984	**629,908**
Retirement benefit expenses	**1,678**	1,982	1,582	**14,222**
Depreciation	**8,733**	6,507	5,418	**73,980**
Research and development expenses	**21,527**	20,307	19,484	**182,362**
Other	**84,036**	67,361	60,228	**711,868**
Operating income	**89,954**	64,040	53,120	**762,002**
Non-operating income				
Interest income	**13,760**	9,113	8,159	**116,561**
Dividends income	**27,547**	20,090	13,760	**233,351**
Gain on sales of marketable securities	**–**	1,280	1,658	**–**
Rental income of fixed assets	**2,389**	2,110	1,931	**20,238**
Equity in net earnings of unconsolidated subsidiaries and affiliated companies	**317**	3,593	6,805	**2,690**
Other non-operating income	**6,868**	7,665	5,967	**58,185**
Non-operating expenses				
Interest expenses	**(17,855)**	(11,955)	(9,735)	**(151,251)**
Depreciation	**(1,932)**	(1,716)	(2,381)	**(16,367)**
Loss on disposal of fixed assets	**(3,567)**	(4,487)	(2,380)	**(30,223)**
Other non-operating expenses	**(8,997)**	(9,099)	(5,994)	**(76,215)**
Ordinary income	**108,484**	80,635	70,912	**918,971**
Extraordinary gains				
Proceeds from sales of investment securities	**4,305**	–	–	**36,468**
Extraordinary losses				
Impairment loss of fixed assets	**–**	–	(558)	**–**
Losses of discontinuing production of designated electronic parts	**(4,390)**	–	–	**(37,190)**
Income before income taxes and minority interests	**108,399**	80,635	70,353	**918,248**
Income taxes — current (Note 16)	**43,750**	30,446	26,808	**370,606**
Income taxes — deferred (Note 16)	**(2,209)**	(2,137)	(4,557)	**(18,721)**
Minority interests in consolidated subsidiaries	**7,390**	5,249	4,744	**62,607**
Net income	**¥ 59,468**	¥ 47,077	¥ 43,357	**$ 503,756**

	Yen			U.S. dollars (Note 1)
Net income per share — basic (Note 22)	**¥ 189.88**	¥ 146.16	¥ 135.09	**$1.61**
Net income per share — diluted (Note 22)	**189.66**	146.02	135.03	**1.61**
Net assets per share (Note 23)	**5,612.11**	5,044.45	3,504.80	**47.54**
Cash dividends per share	**50.00**	38.00	32.00	**0.42**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

Toyota Industries Corporation
For the years ended March 31, 2007, 2006 and 2005

	Millions of yen								
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries
Balance at March 31, 2004	¥80,462	¥105,743	¥294,672	¥(17,975)	¥ 534,078	¥ –	¥19,782	¥ –	¥34,926
Dividens paid	–	–	(7,948)	–	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	(331)	–	–	–	–	–	–
Net income for the period	–	–	43,357	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	(52)	–	–	–	–	–
Exercise of stock options	–	(142)	–	1,301	–	–	–	–	–
Effect of adoption of a new accounting standards for retirement benefits by foreign subsidiaries	–	–	(4,419)	–	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	57,139	–	10,078	–	5,977
Balance at March 31, 2005	80,462	105,600	325,330	(16,726)	591,218	–	29,861	–	40,904
Dividens paid	–	–	(11,793)	–	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	(406)	–	–	–	–	–	–
Decrease due to increase in affiliates accounted for under the equity method	–	–	(1,821)	–	–	–	–	–	–
Net income for the period	–	–	47,077	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	(52)	–	–	–	–	–
Exercise of stock options	–	65	–	2,415	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	455,972	–	4,024	–	8,366
Balance at March 31, 2006	80,462	105,665	358,385	(14,363)	1,047,190	–	33,886	–	49,270
Dividens paid	–	–	(6,386)	–	–	–	–	–	–
Interim dividends paid	–	–	(6,864)	–	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	(427)	–	–	–	–	–	–
Decrease due to increase in affiliates accounted for under the equity method	–	–	(1,673)	–	–	–	–	–	–
Decrease due to decrease in consolidated subsidiaries	–	–	(71)	–	–	–	–	–	–
Net income for the period	–	–	59,468	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	(35,524)	–	–	–	–	–
Exercise of stock options	–	(610)	–	2,634	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	110,602	(0)	19,026	202	9,607
Balance at March 31, 2007	**¥80,462**	**¥105,055**	**¥402,431**	**¥(47,253)**	**¥1,157,793**	**¥(0)**	**¥52,912**	**¥202**	**¥58,878**

	Thousands of U.S. dollars (Note 1)								
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries
Balance at March 31, 2006	$681,598	$895,092	$3,035,882	$(121,677)	$8,870,741	$ –	$287,051	$ –	$417,373
Dividens paid	–	–	(54,098)	–	–	–	–	–	–
Interim dividends paid	–	–	(58,149)	–	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	(3,619)	–	–	–	–	–	–
Decrease due to increase in affiliates accounted for under the equity method	–	–	(14,172)	–	–	–	–	–	–
Decrease due to decrease in consolidated subsidiaries	–	–	(604)	–	–	–	–	–	–
Net income for the period	–	–	503,756	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	(300,926)	–	–	–	–	–
Exercise of stock options	–	(5,168)	–	22,321	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	936,909	(6)	161,170	1,719	81,387
Balance at March 31, 2007	**$681,598**	**$889,924**	**$3,408,994**	**$(400,282)**	**$9,807,649**	**$(6)**	**$448,221**	**$1,719**	**$498,761**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	**2007**
Cash flows from operating activities				
Income before income taxes and minority interests	**¥ 108,399**	¥ 80,635	¥ 70,353	**$ 918,248**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**106,060**	87,287	70,213	**898,433**
Impairment loss of fixed assets	**–**	–	558	**–**
Increase (decrease) in allowance for doubtful accounts	**(250)**	101	371	**(2,118)**
Interest and dividends income	**(41,307)**	(29,204)	(21,920)	**(349,912)**
Interest expenses	**17,855**	11,955	9,735	**151,251**
Equity in net earnings of unconsolidated subsidiaries and affiliated companies	**(317)**	(3,593)	(6,805)	**(2,690)**
(Increase) decrease in receivables	**(25,836)**	(27,435)	(22,923)	**(218,861)**
(Increase) decrease in inventories	**(9,221)**	(9,227)	(12,851)	**(78,117)**
Increase (decrease) in payables	**15,022**	21,376	26,893	**127,258**
Others, net	**17,238**	12,161	(4,063)	**146,027**
Subtotal	**187,642**	144,055	109,561	**1,589,520**
Interest and dividends income received	**41,294**	29,236	21,971	**349,808**
Interest expenses paid	**(17,777)**	(11,009)	(8,710)	**(150,591)**
Income taxes paid	**(33,692)**	(30,498)	(22,727)	**(285,409)**
Net cash provided by operating activities	**177,467**	131,784	100,095	**1,503,328**
Cash flows from investing activities				
Payments for purchases of property, plant and equipment	**(155,550)**	(161,504)	(110,111)	**(1,317,670)**
Proceeds from sales of property, plant and equipment	**7,624**	8,415	10,043	**64,590**
Payments for purchases of investment securities	**(17,604)**	(47,726)	(9,562)	**(149,129)**
Proceeds from sales of investment securities	**8,419**	2,045	3,299	**71,321**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**(1,939)**	–	(16,943)	**(16,426)**
Payments for loans made	**(3,172)**	(2,256)	(2,370)	**(26,870)**
Proceeds from collections of loans	**4,490**	3,264	2,783	**38,038**
Others, net	**(6,714)**	(7,250)	(5,368)	**(56,875)**
Net cash used in investing activities	**(164,446)**	(205,013)	(128,230)	**(1,393,021)**
Cash flows from financing activities				
Increase (decrease) in short-term loans	**(12,434)**	(22,902)	(13,686)	**(105,328)**
Increase (decrease) in commercial paper	**–**	29,520	(15,000)	**–**
Proceeds from long-term loans	**40,004**	38,824	40,785	**338,880**
Repayments of long-term loans	**(14,020)**	(3,365)	(6,964)	**(118,765)**
Proceeds from issuances of bonds	**25,107**	68,730	50,000	**212,687**
Repayments of bonds	**(15,980)**	(20,300)	–	**(135,372)**
Payments for repurchase of treasury stock	**(35,524)**	(52)	(52)	**(300,926)**
Cash dividends paid	**(13,250)**	(11,784)	(7,948)	**(112,247)**
Cash dividends paid to minority shareholders	**(1,039)**	(854)	(667)	**(8,809)**
Others, net	**7,388**	7,357	3,554	**62,584**
Net cash provided by (used in) financing activities	**(19,749)**	85,172	50,020	**(167,295)**
Translation adjustments of cash and cash equivalents	**2,700**	117	1,438	**22,875**
Net increase (decrease) in cash and cash equivalents	**(4,027)**	12,060	23,323	**(34,113)**
Cash and cash equivalents at beginning of year	**112,596**	100,535	77,212	**953,805**
Cash and cash equivalents at end of year	**¥108,569**	¥112,596	¥100,535	**$ 919,691**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company"), and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Corporate Law of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥118.05=US$1, the approximate rate of exchange prevailing at March 31, 2007, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 162 subsidiaries (45 domestic subsidiaries and 117 overseas subsidiaries) and 21 affiliates (which are listed on pages 50 and 51) in 2007, 153 subsidiaries (43 domestic subsidiaries and 110 overseas subsidiaries) and 22 affiliates in 2006 and 146 subsidiaries (43 domestic subsidiaries and 103 overseas subsidiaries) and 20 affiliates in 2005.

For the year ended March 31, 2007, 12 subsidiaries were newly added to the scope of consolidation and three companies were excluded from the scope of consolidation because of mergers and acquisitions. One affiliate was newly added to the scope of equity-method accounting and two affiliates were excluded from the scope of equity-method accounting and added to the scope of consolidation .

For the year ended March 31, 2006, nine subsidiaries were newly added to the scope of consolidation and two companies were excluded from the scope of consolidation because of mergers and acquisitions. Two affiliates were newly added to the scope of equity-method accounting.

For the year ended March 31, 2005, 11 subsidiaries were newly added to the scope of consolidation and six companies were excluded from the scope of consolidation because of mergers and acquisitions.

Some of the affiliates are not accounted for under the equity method since their net income/losses, retained earnings and other financial amounts are immaterial.

The fiscal years of certain subsidiaries are different from the fiscal year of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for those fiscal years, making adjustments for significant transactions that materially affect the financial position or results of operations.

The fiscal years of certain unconsolidated subsidiaries and affiliates accounted for by the equity method are different from the fiscal year of the Company. The Company is using the financial statements of the unconsolidated subsidiaries and affiliates accounted for by the equity method for their respective fiscal years.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

In the year ended March 31, 2007, Toyota Industries Sweden AB and its consolidated subsidiaries have decided to change their fiscal year-end from December 31 to March 31. As a result, the Company's consolidated financial statements include 15 months of their operating results.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in 21 major affiliates in 2007, 22 major affiliates in 2006 and 20 major affiliates in 2005 are accounted for by the equity method of accounting. Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 51.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in consolidated statements of income.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of March 31, 2007 and 2006.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains or losses on other securities" as a separate component of net assets. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(6) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries.

Significant renewals and additions are capitalized at cost. Repairs and maintenance are charged to income as incurred.

Accumulated depreciation as of March 31, 2007 and 2006 was ¥651,651 million (US$5,520,147 thousand) and ¥585,994 million, respectively.

(8) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

Accumulated amortization of intangibles and goodwill as of March 31, 2007 and 2006 was ¥70,124 million (US$594,023 thousand) and ¥53,552 million, respectively.

(9) Impairment of fixed assets

Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific conditions of each company.

The recoverable amount of assets is calculated based on net selling price. The change in accounting policy is described in Note 3.

(10) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(11) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(12) Allowance for bonuses to directors and corporate auditors

Bonuses to directors and corporate auditors are recorded on the accrual basis with a related charge to income.

(13) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the year. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the year as required by an internal policy describing the retirement benefits for directors and corporate auditors is accrued.

(14) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(15) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(16) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments: Derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)

Hedged items: Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal policy and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(17) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(18) Net income per share

The computation of basic net income per share is based on the weighted-average number of outstanding shares of common stock. The calculation of diluted net income per share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as subscription rights to shares. Cash dividends per share shown in the statements of income are the amounts applicable to the respective years.

3. Change in accounting policy and adoption of new accounting standards

For the year ended March 31, 2007

Accounting Standard for Directors' Bonus

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 4 "Accounting Standard for Directors' Bonus" issued on November 29, 2005 by the Accounting Standards Board of Japan. As a result, ordinary income and income before income taxes and minority interests decreased by ¥554 million (US$4,697 thousand).

Accounting Standards for Presentation of Net Assets in the Balance Sheet

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued on December 9, 2005 by the Accounting Standards Board of Japan. If the previous accounting policy had been applied, net assets at March 31, 2007 would have been ¥1,751,402 million (US$14,836,104 thousands).

Accounting Standard for Share-Based Payment

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 8 "Accounting Standard for Share-based Payment" issued on December 27, 2005 by the Accounting Standards Board of Japan, and its Implementation Guidance No. 11 "Guidance on Accounting Standard for Share-based Payment" issued on May 31, 2006 by the Accounting Standards Board of Japan. As a result, ordinary income and income before income taxes and minority interests decreased by ¥202 million (US$1,719 thousand).

Accounting Standard for Business Combinations

Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard for Business Combinations issued on October 31, 2003 by the Business Accounting Council in Japan, and Financial Accounting Standard No. 7 "Accounting Standard for Business Divestitures" and the related Implementation Guidance No. 10 "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" issued on December 27, 2005 by the Accounting Standards Board of Japan.

For the year ended March 31, 2005

Impairment of fixed assets

Toyota Industries has applied Accounting Standards for Impairment of Fixed Assets (Opinions Concerning Establishment of Accounting Standards for Impairment of Fixed Assets) issued on August 9, 2002 by the Business Accounting Council in Japan, and the application guideline for Accounting Standards for Impairment of Fixed Assets (the Financial Accounting Standard Implementation Guideline No. 6 issued on October 31, 2003), to the consolidated financial statements for fiscal 2005, as early adoption of such standards and guidelines, which are effective for fiscal years beginning on and after April 1, 2005, was permitted for the consolidated accounting for the fiscal year ended March 31, 2005.

4. Marketable securities

(1) As of and for the year ended March 31, 2007:

(a) Other securities with readily determinable fair value as of March 31, 2007 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:						
Stocks	¥223,782	¥2,152,078	¥1,928,296	$1,895,659	$18,230,233	$16,334,574
Subtotal	223,782	2,152,078	1,928,296	1,895,659	18,230,233	16,334,574
Securities with carrying amount not exceeding acquisition cost:						
Stocks	3,716	2,910	(806)	31,484	24,654	(6,831)
Subtotal	3,716	2,910	(806)	31,484	24,654	(6,831)
Total	¥227,499	¥2,154,989	¥1,927,490	$1,927,143	$18,254,887	$16,327,744

(b) Other securities sold during the year ended March 31, 2007 are as follows:

Millions of yen			Thousands of U.S. dollars		
Proceeds	Realized gains	Realized losses	Proceeds	Realized gains	Realized losses
¥8,419	¥4,305	-	$71,321	$36,468	-

(c) The carrying amount of securities (excluding held-to-maturity bonds which are included within securities with fair value) without readily determinable fair values as of March 31, 2007 are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	¥17,659	$149,594
Money management funds	30,065	254,687

(2) As of and for the year ended March 31, 2006:

(a) Other securities with readily determinable fair value as of March 31, 2006 are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:			
Stocks	¥212,297	¥1,956,653	¥1,744,356
Subtotal	212,297	1,956,653	1,744,356
Securities with carrying amount not exceeding acquisition cost:			
Stocks	1,808	1,339	(469)
Subtotal	1,808	1,339	(469)
Total	¥214,105	¥1,957,992	¥1,743,887

(b) Other securities sold during the year ended March 31, 2006 are as follows:

Millions of yen		
Proceeds	Realized gains	Realized losses
¥2,516	¥1,280	¥1

(c) The carrying amount of securities (excluding held-to-maturity bonds which are included within securities with fair value) without readily determinable fair values as of March 31, 2006 are as follows:

	Carrying amount
	Millions of yen
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	¥17,800
Money management funds	45,002

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2006 is as follows:

	Millions of yen			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds				
Government bonds	¥0	–	–	–
Total	¥0	¥–	¥–	¥–

5. Inventories

Inventories as of March 31, 2007 and 2006 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Finished goods	**¥ 51,144**	¥ 40,702	**$ 433,247**
Raw materials	**20,325**	16,097	**172,174**
Work in process	**37,841**	37,089	**320,554**
Supplies	**11,426**	10,645	**96,792**
Total	**¥120,737**	¥104,534	**$1,022,767**

6. Property, plant and equipment

Accumulated depreciation as of March 31, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Buildings and structures	**¥146,690**	¥132,151	**$1,242,616**
Machinery, equipment and vehicles	**437,123**	393,307	**3,702,870**
Tools, furniture and fixtures	**67,838**	60,536	**574,661**

7. Long-term debt

(1) Long-term debt as of March 31, 2007 and 2006 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
The Company:			
2.70% bonds due 2008 without collateral	**¥ 30,000**	¥ 30,000	**$ 254,130**
2.15% bonds due 2008 without collateral	**20,000**	20,000	**169,420**
1.50% bonds due 2006 without collateral	**–**	15,000	**–**
1.94% bonds due 2009 without collateral	**15,000**	15,000	**127,065**
1.91% bonds due 2010 without collateral	**20,000**	20,000	**169,420**
0.41% bonds due 2007 without collateral	**30,000**	30,000	**254,130**
1.13% bonds due 2012 without collateral	**50,000**	50,000	**423,549**
1.03% bonds due 2012 without collateral	**30,000**	30,000	**254,130**
1.46% bonds due 2014 without collateral	**20,000**	20,000	**169,420**
1.01% bonds due 2010 without collateral	**20,000**	20,000	**169,420**
1.66% bonds due 2015 without collateral	**30,000**	30,000	**254,130**
Consolidated subsidiaries:			
0.49-3.24% medium-term notes due 2009-2010	**25,770**	18,831	**218,304**
1.95% bonds due 2016 without collateral	**19,990**	–	**169,336**
Long-term bank loans	**145,940**	109,268	**1,236,257**
Less: current portion of long-term debt	**(64,372)**	(18,000)	**(545,302)**
Total	**¥392,328**	¥390,100	**$3,323,409**

(2) Annual maturities of long-term debt as of March 31, 2007 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	**¥ 64,372**	**$ 545,302**
2009	**29,299**	**248,198**
2010	**32,885**	**278,576**
2011	**61,185**	**518,303**
2012	**37,907**	**321,112**
2013 and thereafter	**231,049**	**1,957,220**
Total	**¥456,701**	**$3,868,711**

8. Assets pledged as collateral

(1) Assets pledged as collateral as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Investments in securities	**¥56,710**	¥57,035	**$480,390**
Land	**1,989**	2,952	**16,851**
Buildings and structures	**1,160**	1,798	**9,830**
Trade notes and accounts receivable	**–**	244	**–**
Total	**¥59,859**	¥62,031	**$507,071**

(2) Secured liabilities as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Other current liabilities	**¥21,736**	¥20,805	**$184,133**
Short-term bank loans	**138**	363	**1,175**
Long-term bank loans	**67**	155	**568**
Total	**¥21,942**	¥21,324	**$185,876**

9. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of March 31, 2007 and 2006 as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Guarantees given by the Company	**¥4,200**	¥1,000	**$35,578**
Guarantees given by consolidated subsidiaries	**455**	1,179	**3,862**
Guarantee forwards given by the Company	**473**	543	**4,007**

10. Export discount bills

Export discount bills as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Export discount bills	**¥443**	¥395	**$3,761**

11. Net assets

Under the Japanese Corporate Law, amounts equal to 10% of the sum of the cash dividends and other external appropriations paid by the Company and its domestic subsidiaries must be set aside as a legal reserve until it equals 25% of common stock. The legal reserve may be used to reduce a deficit or may be transferred to common stock by taking appropriate corporate action. In consolidation, the legal reserves of the Company and its domestic subsidiaries are accounted for as retained earnings.

The year-end cash dividend is approved at the Ordinary General Meeting of Shareholders of the Company held after the close of the fiscal year to which the dividend is applicable. In addition, interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Corporate Law.

Proceeds from the conversion of convertible bonds have been accounted for in approximately equal amounts as common stock and capital surplus. At least 50% of the proceeds have been accounted for as common stock, in accordance with the provisions of the Japanese Corporate Law.

12. Research and development expenses

Research and development expenses, which are included in selling, general and administrative expenses and manufacturing costs, amounted to ¥34,548 million (US$292,657 thousand), ¥31,166 million and ¥30,051 million for the years ended March 31, 2007, 2006 and 2005, respectively.

13. Derivative instruments

(1) Qualitative disclosure about derivatives

(a) Contents of derivative instruments into which Toyota Industries entered, policy with respect to entering into derivative instruments, and purpose of using derivative instruments:

Toyota Industries uses interest rate swap agreements to reduce interest rate risks on borrowings. Toyota Industries also uses foreign currency forward contracts and foreign currency option contracts to hedge foreign currency risks on transactions denominated in foreign currencies (receivables and payables and forecasted transactions).

(b) Contents of risks related to derivative instruments:

Interest rate swaps, foreign currency forward contracts and foreign currency option contracts into which Toyota Industries entered have risks of fluctuations in interest rates and in foreign currency exchange rates. Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(c) Controls in place over transactions handling derivative instruments:

Hedging transactions are executed and controlled based on Toyota Industries' internal policy and Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(2) Quantitative disclosure about derivatives

Toyota Industries omitted this information because hedge accounting is applied to all of the derivative instruments into which Toyota Industries entered.

14. Retirement benefits

(1) Outline of retirement benefit plans

The Company and its domestic subsidiaries maintain tax-qualified pension plans, lump-sum indemnities plans and welfare pension fund plans, all of which are non-contributory defined benefit pension plans. In addition, certain foreign subsidiaries maintain non-contributory defined benefit pension plans. Since 1987, the Company has been transferring the covering percentages of its pension plan from its lump-sum indemnities plan to its tax-qualified pension plan. As of March 31, 2007 and 2006, its tax-qualified pension plan covers 50% of total plans. Also, the Company established an employee retirement benefit trust. In April 2003, the Company transferred a portion of the lump-sum indemnities plan to a defined contribution pension plan.

(2) Components of allowance for retirement benefits as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Benefit obligation	**¥150,203**	¥138,808	**$1,272,368**
Plan assets	**(118,227)**	(105,552)	**(1,001,503)**
Unfunded benefit obligation	**31,975**	33,256	**270,866**
Unrecognized actuarial gains or losses	**2,907**	2,443	**24,630**
Unrecognized loss in prior service obligation	**(331)**	(614)	**(2,805)**
Net amount recognized on the balance sheets	**34,552**	35,085	**292,691**
Prepaid pension expenses	**(6,212)**	(6,006)	**(52,628)**
Allowance for retirement benefits	**¥ 40,764**	¥ 41,092	**$ 345,319**

Certain subsidiaries use the simplified method to determine benefit obligations. Prepaid pension expenses are included in other investments and other assets. Allowance for retirement benefits on the consolidated balance sheets includes ¥4,717 million (US$39,963 thousand) and ¥5,443 million of allowance for retirement and severance benefits for directors and corporate auditors as of March 31, 2007 and 2006, respectively.

(3) Components of retirement benefit expenses for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Service cost	**¥ 9,171**	¥ 7,921	¥ 7,445	**$77,688**
Interest cost	**5,036**	4,079	3,986	**42,663**
Expected return on plan assets	**(3,573)**	(2,435)	(2,196)	**(30,272)**
Amortization of prior service obligation	**398**	94	85	**3,372**
Amortization of unrecognized actuarial gains or losses	**(153)**	778	1,030	**(1,296)**
Retirement benefit expenses	**¥10,878**	¥10,438	¥10,351	**$92,155**

Retirement expenses of subsidiaries which adopted the simplified method are included in service cost.

(4) Assumptions used for calculation of retirement benefits for the years ended March 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005	
Method of attribution of estimated retirement benefits to periods of employee service: Straight-line method				
Discount rate	**2.00%**	2.00%	2.00%	
Expected return on plan assets	**3.00%**	3.00%	3.00%	
Amortization period of prior service obligation	**6–11 years**	6–11 years	6–11 years	— Straight-line method over the remaining service period of employees
Amortization period of unrecognized actuarial gains or losses	**20 years**	20 years	20 years	— Straight-line method over the average remaining service period of employees starting from the following year

(5) Plan assets relating to welfare pension fund under multiemployer pension plan:
Amounts of plan assets calculated based on proportion of contribution to the fund made by each domestic subsidiary are ¥12,473 million (US$105,659 thousand) and ¥11,213 million as of March 31, 2007 and 2006, respectively.

15. Stock options

(1) Stock option expenses recorded in the fiscal year and class of options

	Millions of yen	Thousands of U.S. dollars
Selling, general and administrative expenses	**¥202**	**$1,719**

(2) Stock option details, number of stock options and state of fluctuation

(a) Stock option details

	2007	2006	2005
Company name	The Company	The Company	The Company
Position and number of grantees	Directors: 17 Managing officers and employees: 152	Directors: 30 Employees: 134	Directors: 30 Employees: 135
Class and number of shares*	802,000 shares of common stock	791,000 shares of common stock	775,000 shares of common stock
Date of issue	August 1, 2006	August 1, 2005	August 2, 2004
Vesting condition	1. Grantee must be employed as a director, managing officer or regular employee of the Company at the time of exercise. However, this does not apply if no more than 18 months have elapsed after retirement or resignation from the Company. 2. Other conditions of exercise shall be decided as prescribed by the Contract for Allotment of Stock Acquisition Rights concluded by the Company and grantee in accordance with resolutions at the Ordinary General Meeting of Shareholders and resolutions on the issue of stock acquisition rights by the Board of Directors.	Same as left	Same as left
Service period	From August 1, 2006 to July 31, 2008	From August 1, 2005 to June 30, 2007	From August 2, 2004 to June 30, 2006
Exercise period	From August 1, 2008 to July 31, 2012	From July 1, 2007 to June 30, 2011	From July 1, 2006 to June 30, 2010

	2004	2003
Company name	The Company	The Company
Position and number of grantees	Directors: 30 Employees: 128	Directors: 30 Employees: 115
Class and number of shares*	750,000 shares of common stock	728,000 shares of common stock
Date of issue	August 1, 2003	August 1, 2002
Vesting condition	1. Grantee must be employed as a director, managing officer or regular employee of the Company at the time of exercise. However, this does not apply if no more than 18 months have elapsed after retirement or resignation from the Company. 2. Other conditions of exercise shall be decided as prescribed by the Contract for Allotment of Stock Acquisition Rights concluded by the Company and grantee in accordance with resolutions at the Ordinary General Meeting of Shareholders and resolutions on the issue of stock acquisition rights by the Board of Directors.	1. Grantee must be employed as a director, managing officer or regular employee of the Company at the time of exercise. However, this does not apply if no more than six months have elapsed after retirement or resignation from the Company. 2. Other conditions of exercise shall be decided as prescribed by the Contract for Allotment of Stock Acquisition Rights concluded by the Company and grantee in accordance with resolutions at the Ordinary General Meeting of Shareholders and resolutions on the issue of stock acquisition rights by the Board of Directors.
Service period	From August 1, 2003 to June 30, 2005	From August 1, 2002 to June 30, 2004
Exercise period	From July 1, 2005 to June 30, 2009	From July 1, 2004 to June 30, 2008

* Number of options granted by class are listed as number of shares.

(b) Number of stock options and state of fluctuation

Stock options are those outstanding in the fiscal year and are listed as the number of shares.

(i) Number of stock options

Non-exercisable stock options

	2007	2006	2005	2004	2003
Stock options outstanding at the end of the previous fiscal year	–	791,000	775,000	–	–
Stock options granted	**802,000**	–	–	–	–
Forfeitures	–	–	–	–	–
Conversion to exercisable stock options	–	–	775,000	–	–
Stock options outstanding at the end of the fiscal year	**802,000**	791,000	–	–	–

Exercisable stock options

	2007	2006	2005	2004	2003
Stock options outstanding at the end of the previous fiscal year	–	–	–	31,000	118,000
Conversion from non-exercisable stock options	–	–	775,000	–	–
Stock options exercised	–	–	736,500	25,000	10,000
Forfeitures	–	–	–	–	–
Stock options outstanding at the end of the fiscal year	–	–	38,500	6,000	108,000

(ii) Price of options

	Exact yen amounts				
	2007	2006	2005	2004	2003
Exercise price	**¥4,642**	¥3,306	¥2,652	¥2,074	¥1,982
Average market price of the stock at the time of exercise	–	–	¥4,467	¥5,467	¥5,218
Fair value of options on grant date	**759**	–	–	–	–

(3) Method for estimating fair value of stock options

The method for estimating fair value of stock options granted for fiscal 2007 is as follows:

(a) Valuation method used: Black-Scholes model

(b) Principal basic values and estimation methods

	2007
Share price fluctuations *1	**20.63%**
Projected remaining period *2	**4 years**
Projected dividend *3	**¥40/share**
Non-risk interest rate *4	**1.21%**

*1 Computed based on actual share prices during a four-year period (from August 2002 to July 2006).

*2 Because of a lack of accumulated data and difficulty in making rational estimates, it is assumed the rights are excercised at the midpoint of the exercise period.

*3 Based on the year-end dividend for the fiscal year ended March 31, 2006 and the estimated interim dividend on the grant date.

*4 Yields on government bonds for the period corresponding to the projected remaining period.

(4) Method for estimating the number of confirmed stock option rights

Specifically, because of the difficulty in rationally estimating the number of expired rights in the future, a method has been adopted that reflects actual past expirations.

16. Income taxes

(1) The significant components of deferred tax assets and liabilities as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Deferred tax assets:			
Allowance for retirement benefits	**¥ 15,347**	¥ 15,560	**$ 130,010**
Trade receivables	**2,464**	2,867	**20,880**
Accrued expenses	**7,465**	6,739	**63,244**
Net operating loss carry-forwards for tax purposes	**2,039**	2,012	**17,274**
Depreciation	**6,350**	4,538	**53,794**
Securities	**2,066**	2,528	**17,504**
Enterprise tax payable	**1,692**	1,045	**14,336**
Other	**12,741**	14,119	**107,931**
Subtotal	**50,168**	49,410	**424,974**
Less: valuation allowance	**(2,742)**	(2,705)	**(23,232)**
Total deferred tax assets	**47,425**	46,705	**401,742**
Deferred tax liabilities:			
Other securities	**768,659**	695,354	**6,511,303**
Depreciation	**6,155**	6,004	**52,147**
Land	**1,111**	1,111	**9,419**
Reserve for advanced depreciation	**502**	519	**4,256**
Reserve for special depreciation	**590**	678	**5,001**
Other	**(26)**	3,459	**(228)**
Total deferred tax liabilities	**776,992**	707,128	**6,581,896**
Net deferred tax liabilities	**¥(729,567)**	¥(660,423)	**$(6,180,154)**

Net deferred tax liabilities consist of the following components on the consolidated balance sheets.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Current assets — deferred tax assets	**¥ 17,924**	¥ 18,096	**$ 151,835**
Investments and other assets — deferred tax assets	**7,435**	6,842	**62,986**
Current liabilities — deferred tax liabilities	**(3,162)**	(3,857)	**(26,788)**
Long-term liabilities — deferred tax liabilities	**(751,764)**	(681,503)	**(6,368,186)**
Net deferred tax liabilities	**¥(729,567)**	¥(660,423)	**$(6,180,154)**

(2) Reconciliations of differences between the statutory rate of income taxes and the effective rate of income taxes for the years ended March 31, 2007 and 2006 are as follows:

	2007	2006
Statutory rate of income taxes	**39.9%**	39.9%
Addition (reduction) in taxes resulting from:		
Dividends income and others permanently not recognized as taxable income	**(5.2)**	(5.0)
Other	**3.6**	0.2
Effective rate of income taxes	**38.3%**	35.1%

17. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of March 31, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Machinery and equipment:			
Acquisition cost equivalents	**¥14,047**	¥14,894	**$118,999**
Accumulated depreciation equivalents	**7,830**	7,838	**66,335**
Machinery and equipment net balance equivalents	**6,217**	7,056	**52,665**
Tools, furniture and fixtures:			
Acquisition cost equivalents	**13,667**	13,603	**115,777**
Accumulated depreciation equivalents	**6,396**	6,866	**54,184**
Tools, furniture and fixtures net balance equivalents	**7,271**	6,736	**61,593**
Software:			
Acquisition cost equivalents	**154**	122	**1,305**
Accumulated depreciation equivalents	**77**	73	**660**
Software net balance equivalents	**76**	49	**644**
Total net leased properties	**¥13,564**	¥13,842	**$114,902**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥ 4,342**	¥ 4,253	**$ 36,788**
Due after one year	**9,221**	9,588	**78,114**
Total	**¥13,564**	¥13,842	**$114,902**

The amount equivalent to future minimum lease payments as of the end of the year includes the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease payments for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
2007	**¥5,212**	**$44,153**
2006	5,235	–
2005	4,926	–

Pro forma depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the years ended March 31, 2007, 2006 and 2005, and are equivalent to the amount of total lease payments of the above.

(2) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥ 5,068**	¥ 4,366	**$ 42,933**
Due after one year	**18,307**	12,272	**155,086**
Total	**¥23,376**	¥16,639	**$198,019**

(3) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Machinery and equipment:			
Acquisition cost	**¥10,013**	¥7,356	**$84,820**
Accumulated depreciation	**5,711**	4,030	**48,385**
Total net leased property	**¥ 4,301**	¥3,325	**$36,435**

(b) Pro forma information regarding future minimum lease income as of March 31, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥1,161**	¥1,256	**$ 9,842**
Due after one year	**5,166**	3,307	**43,768**
Total	**¥6,328**	¥4,563	**$53,609**

The amount equivalent to future minimum lease income includes the imputed interest income portion because the percentage which is computed by dividing future minimum lease income by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease receipt and depreciation expenses for the years ended March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Total lease payments to be received	**¥2,450**	¥1,703	**$20,757**
Depreciation expenses	**2,391**	1,602	**20,255**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of March 31, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥14,835**	¥10,722	**$125,670**
Due after one year	**23,639**	21,611	**200,252**
Total	**¥38,475**	¥32,333	**$325,922**

18. Changes in net assets

(1) Common stock outstanding for the year ended March 31, 2007:

	Shares
Balance at March 31, 2006	325,840,640
Increase	-
Decrease	-
Balance at March 31, 2007	**325,840,640**

(2) Treasury stock outstanding for the year ended March 31, 2007:

	Shares
Balance at March 31, 2006	6,520,194
Increase due to purchase of treasury stock in accordance with the resolutions at Ordinary General Meeting of Shareholders held on June 22, 2006	**8,000,000**
Increase due to purchase of odd stock	**16,471**
Decrease due to exercise of stock options	**(771,500)**
Balance at March 31, 2007	**13,765,165**

(3) Subscription rights to shares outstanding for the year ended March 31, 2007:

	Millions of yen	Thousands of U.S. dollars
The Company	**¥202**	**$1,719**

(4) Dividends

(a) Dividends paid

Resolutions	Class of shares	Total dividends: Millions of yen	Total dividends: Thousands of U.S. dollars	Dividends per share: Yen	Dividends per share: U.S. dollars	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2006	Common stock	6,386	54,098	20	0.17	March 31, 2006	June 23, 2006
Board of Directors meeting held on October 31, 2006	Common stock	6,864	58,149	22	0.19	September 30, 2006	November 27, 2006

(b) Dividends with a record date in the fiscal year under review for which the effective date falls in the following fiscal year

Resolutions	Class of shares	Total dividends: Millions of yen	Total dividends: Thousands of U.S. dollars	Source of dividends	Dividends per share: Yen	Dividends per share: U.S. dollars	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 21, 2007	Common stock	8,738	74,020	Retained earnings	28	0.24	March 31, 2007	June 22, 2007

19. Subsequent events

1. In January 2006, the Company acquired a 43.1% equity stake in Wanbishi Archives Co., Ltd. In consideration of the future growth potential of Wanbishi Archives, Toyota Industries subsequently acquired all remaining shares in that company from a fund operated by Tokio Marine Capital Co., Ltd. and made Wanbishi Archives a subsidiary.

(1) Outline of Wanbishi Archives Co., Ltd.

(a) Main businesses

Engages in comprehensive information management business (provides services for safe storage, management, collection and delivery of internal company data, including crucial documents and magnetic tapes) and insurance service business.

(b) Capital: ¥4,000 million (as of March 31, 2007)

(c) Total number of shares issued: 330,000 shares (as of March 31, 2007)

(d) Net sales: ¥19,309 million (year ended March 31, 2007)

(2) Date of stock acquisition: May 25, 2007

(3) Number of shares acquired, acquisition price and percentage of shares held after acquisition

(a) Number of shares acquired: 187,000 shares

(b) Acquisition price: ¥33,007 million

(c) Percentage of shares held after acquisition: 100%

2. At a meeting of the Board of Directors held on May 11, 2007, the board decided that the Company would respond to a tender offer by DENSO Corporation for shares of Aisan Industry Co., Ltd. held by the Company.

Consequently, on June 12, 2007, a report on the results of the response to the tender was received from DENSO and on June 18, 2007, the Company transferred 4,819,000 shares of Aisan Industry at ¥1,350 per share.

As a result, the Company will post the ¥5,862 million gain on the sale of investment securities as an extraordinary gain in the fiscal year ending March 2008.

3. On June 21, 2007, the shareholders of the Company authorized payment of a year-end cash dividend to shareholders of record as of March 31, 2007 of ¥28 (US$0.24) per share, or a total of ¥8,738 million (US$74,020 thousand). Cash dividends for the year totaled ¥50 (US$0.42) per share, including an interim dividend of ¥22 (US$0.18).

20. Segment information

(1) Business segments

As of and for the years ended March 31, 2007, 2006 and 2005:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Sales:				
Automobile				
Outside customer sales	**¥ 904,893**	¥ 746,795	¥ 616,200	**$ 7,665,345**
Intersegment transactions	**21,134**	20,768	18,222	**179,027**
	926,028	767,564	634,422	**7,844,371**
Materials Handling Equipment				
Outside customer sales	**767,237**	595,236	503,989	**6,499,258**
Intersegment transactions	**805**	482	148	**6,823**
	768,042	595,718	504,138	**6,506,081**
Logistics				
Outside customer sales	**89,470**	65,145	–	**757,908**
Intersegment transactions	**7,275**	6,355	–	**61,632**
	96,746	71,500	–	**819,540**
Textile Machinery				
Outside customer sales	**58,403**	49,789	43,902	**494,735**
Intersegment transactions	**5**	22	24	**50**
	58,409	49,811	43,927	**494,785**
Others				
Outside customer sales	**58,392**	48,988	77,446	**494,641**
Intersegment transactions	**21,855**	20,851	21,579	**185,141**
	80,248	69,839	99,025	**679,783**
Subtotal	**1,929,475**	1,554,436	1,281,514	**16,344,560**
Elimination of intersegment transactions	**(51,077)**	(48,480)	(39,975)	**(432,674)**
Total	**¥1,878,398**	¥1,505,955	¥1,241,538	**$15,911,886**
Operating costs and expenses:				
Automobile	**¥ 892,435**	¥ 747,468	¥ 611,659	**$ 7,559,813**
Materials Handling Equipment	**720,840**	556,950	478,053	**6,106,234**
Logistics	**94,965**	69,913	–	**804,454**
Textile Machinery	**57,327**	49,882	44,698	**485,621**
Others	**73,920**	66,107	93,782	**626,177**
Elimination of intersegment transactions	**(51,046)**	(48,407)	(39,775)	**(432,415)**
Total	**¥1,788,443**	¥1,441,915	¥1,188,418	**$15,149,883**
Operating income (loss):				
Automobile	**¥ 33,592**	¥ 20,095	¥ 22,763	**$ 284,559**
Materials Handling Equipment	**47,201**	38,768	26,084	**399,847**
Logistics	**1,780**	1,587	–	**15,085**
Textile Machinery	**1,081**	(70)	(771)	**9,164**
Others	**6,328**	3,732	5,243	**53,606**
Elimination of intersegment transactions	**(30)**	(73)	(200)	**(259)**
Total	**¥ 89,954**	¥ 64,040	¥ 53,120	**$ 762,002**

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Assets:				
Automobile	**¥ 444,564**	¥ 420,204	¥ 407,435	**$ 3,765,896**
Materials Handling Equipment	**593,607**	509,366	465,831	**5,028,441**
Logistics	**132,857**	106,356	–	**1,125,435**
Textile Machinery	**17,034**	16,516	25,621	**144,299**
Others	**113,156**	103,083	148,712	**958,551**
Corporate assets or elimination	**2,284,637**	2,089,813	1,279,222	**19,353,134**
Total	**¥3,585,857**	¥3,245,341	¥2,326,824	**$30,375,755**
Depreciation and amortization:				
Automobile	**¥ 53,557**	¥ 48,370	¥ 37,075	**$ 453,686**
Materials Handling Equipment	**41,947**	30,044	27,015	**355,339**
Logistics	**4,178**	3,309	–	**35,397**
Textile Machinery	**1,087**	1,010	897	**9,216**
Others	**5,288**	4,544	5,215	**44,796**
Corporate or elimination of intersegment transactions	**–**	9	8	**–**
Total	**¥ 106,060**	¥ 87,287	¥ 70,213	**$ 898,433**
Capital expenditures:				
Automobile	**¥ 74,967**	¥ 101,897	¥ 92,692	**$ 635,046**
Materials Handling Equipment	**67,152**	43,520	33,972	**568,847**
Logistics	**5,863**	4,046	–	**49,671**
Textile Machinery	**1,472**	730	1,612	**12,473**
Others	**17,049**	8,620	8,222	**144,429**
Corporate or elimination of intersegment transactions	**–**	20	5	**–**
Total	**¥ 166,505**	¥ 158,835	¥ 136,506	**$ 1,410,466**

1. Business segments are divided by the type and nature of the product.
2. Main products of each segment are as follows:

Fiscal 2007

Automobile	Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry parts, electronics components
Materials handling equipment	Counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, truck mount aerial work platforms
Logistics	Transportation services, collection and delivery of cash and management of sales proceeds
Textile machinery	Air-jet looms, water-jet looms, ring spinning frames
Others	Semiconductor package substrates

Fiscal 2006

Automobile	Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment	Counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, truck mount aerial work platforms
Logistics	Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds
Textile machinery	Air-jet looms, water-jet looms, ring spinning frames
Others	Semiconductor package substrates

3. Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company. Corporate assets were ¥2,352,362 million (US$19,926,836 thousand) and ¥2,141,920 million as of March 31, 2007 and 2006, respectively.

Changes in business segment

The logistics-related business, which was included in the Others Segment until fiscal 2005, has been separated and declared independently as the Logistics Segment starting from fiscal 2006. In fiscal 2005, the Logistics Segment posted net sales of ¥37,913 million, an operating loss of ¥650 million, assets of ¥78,951 million, depreciation and amortization of ¥1,323 million and capital expenditures of ¥2,930 million.

(2) Geographical segments

As of and for the years ended March 31, 2007, 2006 and 2005:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Sales:				
Japan				
Outside customer sales	**¥1,232,131**	¥ 1,009,368	¥ 815,039	**$10,437,372**
Intersegment transactions	**121,338**	112,543	99,464	**1,027,857**
	1,353,470	1,121,912	914,503	**11,465,229**
North America				
Outside customer sales	**287,316**	246,129	212,253	**2,433,856**
Intersegment transactions	**2,712**	2,056	1,125	**22,978**
	290,029	248,186	213,379	**2,456,835**
Europe				
Outside customer sales	**312,051**	216,230	188,668	**2,643,387**
Intersegment transactions	**7,152**	5,689	7,221	**60,587**
	319,204	221,919	195,890	**2,703,974**
Others				
Outside customer sales	**46,897**	34,227	25,576	**397,271**
Intersegment transactions	**5,573**	3,998	2,776	**47,212**
	52,471	38,226	28,352	**444,483**
Subtotal	**2,015,175**	1,630,243	1,352,126	**17,070,521**
Elimination of intersegment transactions	**(136,776)**	(124,288)	(110,588)	**(1,158,635)**
Total	**¥1,878,398**	¥1,505,955	¥1,241,538	**$15,911,886**
Operating costs and expenses:				
Japan	**¥1,284,500**	¥1,069,137	¥ 870,928	**$10,880,984**
North America	**284,095**	241,467	207,068	**2,406,568**
Europe	**307,912**	217,370	191,202	**2,608,319**
Others	**49,364**	36,743	27,712	**418,167**
Elimination of intersegment transactions	**(137,428)**	(122,804)	(108,493)	**(1,164,155)**
Total	**¥1,788,443**	¥1,441,915	¥1,188,418	**$15,149,883**
Operating income (loss):				
Japan	**¥ 68,970**	¥ 52,775	¥ 43,575	**$ 584,245**
North America	**5,934**	6,718	6,311	**50,267**
Europe	**11,292**	4,548	4,688	**95,655**
Others	**3,106**	1,482	639	**26,317**
Elimination of intersegment transactions	**651**	(1,484)	(2,094)	**5,518**
Total	**¥ 89,954**	¥ 64,040	¥ 53,120	**$ 762,002**

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Assets:				
Japan	**¥ 887,351**	¥ 834,716	¥ 788,827	**$ 7,516,742**
North America	**196,769**	179,116	151,047	**1,666,828**
Europe	**337,866**	278,825	264,274	**2,862,060**
Others	**66,148**	48,207	33,639	**560,347**
Corporate assets or elimination	**2,097,722**	1,904,475	1,089,034	**17,769,779**
Total	**¥3,585,857**	¥3,245,341	¥2,326,824	**$30,375,755**

1. Geographical segments are divided into categories based on their geographical proximity.
2. Significant countries or areas belonging to each segment are as follows:

Fiscal 2007

North America ....U.S.A., Canada
Europe ....Sweden, Germany, France
Others ....Australia, China, India

Fiscal 2006

North America ....U.S.A., Canada
Europe ....Sweden, France, Germany
Others ....Australia, China, Brazil

3. Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company. Corporate assets are ¥2,352,362 million (US$19,926,836 thousand) and ¥2,141,920 million as of March 31, 2007 and 2006, respectively.

(3) Overseas sales

For the years ended March 31, 2007, 2006 and 2005:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Overseas sales:				
North America	**¥ 287,957**	¥ 247,957	¥ 208,675	**$ 2,439,287**
Europe	**347,617**	249,237	225,409	**2,944,663**
Others	**156,338**	123,751	104,917	**1,324,342**
Total	**¥ 791,913**	¥ 620,946	¥ 539,002	**$ 6,708,292**
Total sales	**¥1,878,398**	¥1,505,955	¥1,241,538	**$15,911,886**
Ratio of overseas sales to total sales (%):				
North America	**15.3%**	16.5%	16.8%	
Europe	**18.5**	16.5	18.2	
Others	**8.4**	8.2	8.4	
Total	**42.2%**	41.2%	43.4%	

1. Geographical segments are divided into categories based on their geographical proximity.
2. Significant countries or areas belonging to each segment are as follows:

Fiscal 2007

North America ....U.S.A., Canada
Europe ....Germany, France, Italy
Others ....China, Australia, Pakistan

Fiscal 2006

North America ....U.S.A., Canada
Europe ....Germany, France, Italy
Others ....China, Australia, India

3. Overseas sales are sales of the Company and its consolidated subsidiaries in countries and areas other than Japan.

21. Related party transactions

The following transactions were carried out with related parties:

(1) Sales of goods and services for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Toyota Motor Corporation	**¥665,595**	¥527,020	¥414,235	**$5,638,250**

Toyota Motor Corporation held 24.57% of the Company's voting rights as of March 31, 2007. The above transactions were carried out on commercial terms and conditions.

(2) Purchase of goods and services for the years ended March 31, 2007, 2006 and 2005 were as follows:
Purchase of goods:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Toyota Motor Corporation	**¥484,336**	¥370,565	¥285,019	**$4,102,808**

Purchase of services:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Toyota Industries Health Insurance Society	**¥ 41**	¥61	¥59	**$ 348**
Toyota Medical Corporation	**664**	45	45	**5,629**
Toyota Technological Institute	**–**	50	50	**–**

Toyota Industries Health Insurance Society's chairman as of March 31, 2007 is Yutaka Murodono, who is a director of the Company and holds 0.00% of the Company's shares. Toyota Industries Health Insurance Society's chairman as of March 31, 2006 and 2005 was Shiro Endo, who was a director of the Company and held 0.01% of the Company's shares. Toyota Medical Corporation's chairman as of March 31, 2007, 2006 and 2005 is Yoshitoshi Toyoda, who is a director of the Company and holds 0.07% of the Company's shares as of March 31, 2007 and previously held 0.06% of the Company's shares as of March 31, 2006 and 2005. Toyota Technological Institute's chairman as of March 31, 2007, 2006 and 2005 was Tatsuro Toyoda, who is a director of the Company and holds 0.08% of the Company's shares. The transactions above were carried out based on commercial terms and conditions.

(3) Outstanding balances arising from sale/purchase of goods/services as of March 31, 2007 and 2006 are as follows:
Receivables from a related party:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Toyota Motor Corporation	**¥33,859**	¥32,599	**$286,820**

Payable to a related party:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Toyota Motor Corporation	**¥48,815**	¥46,965	**$413,513**

22. Net income per share (EPS)

Bases of calculation for net income per share basic and net income per share diluted are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Net income per share basic:			
Net income	**¥ 59,468**	¥ 47,077	**$503,756**
Net income not attributable to common shareholders (bonuses for directors and statutory auditors that are paid through appropriation)	**–**	432	**–**
Net income attributable to common shareholders	**59,468**	46,644	**503,756**
Weighted-average shares (thousand)	**313,191**	319,125	**–**
Net income per share basic (exact yen amounts) (exact US$ amounts)	**¥ 189.88**	¥ 146.16	**$ 1.61**
Net income per share diluted:			
Weighted-average shares for diluted computation (thousand)	**362**	314	**–**
Net income per share diluted (exact yen amounts) (exact US$ amounts)	**¥ 189.66**	¥ 146.02	**$ 1.61**

23. Net assets per share

The basis of calculation for net assets per share is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Net assets per share:			
Total net assets	**¥1,810,483**	–	**$15,336,578**
Amounts deducted from total net assets			
Subscription rights to shares	**202**	–	**1,719**
Minority interests in consolidated subsidiaries	**58,878**	–	**498,761**
Net assets applicable to common stock at end of year	**1,751,401**	–	**14,836,098**
Outstanding shares of common stock at end of year used for the computation of net assets per share (thousand)	**312,075**	–	
Net assets per share (exact yen amounts) (exact US$ amounts)	**¥ 5,612.11**	–	**$ 47.54**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Aarata
JR Central Towers 33rd Floor
1-1-4 Meieki, Nakamura-ku
Nagoya-shi, Aichi 450-6033
Japan
Telephone : +81 (52) 588 3951
Facsimile : +81 (52) 588 3952
www.pwc.com/jp/aarata

Report of Independent Auditors

To the Board of Directors of Toyota Industries Corporation

We have audited the accompanying consolidated balance sheet of Toyota Industries Corporation ("the Company") and its subsidiaries as of March 31, 2007, and the related consolidated statements of income, changes in net assets and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007, are presented solely for convenience. Our audit also included the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

PricewaterhouseCoopers Aarata

July 10, 2007

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Dai Nagoya Building
3-28-12,Meieki,Nakamura-ku
Nagoya,450-8565 Japan

Report of Independent Auditors

To the Board of Directors and Shareholders of
Toyota Industries Corporation

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers
Nagoya, Japan
June 22, 2006

Toyota Industries in Numbers (Years ended March 31)

Net Sales, Ordinary Income and Ordinary Income Ratio



(¥ Billion)
(¥ Billion)
2,000
1,500
1,000
500
0
200
150
100
50
0
4.8%
5.1%
5.7%
5.4%
5.8%
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Net sales	¥1,069,218	¥1,164,378	¥1,241,538	¥1,505,955	**¥1,878,398**
Ordinary income	51,375	58,970	70,912	80,635	**108,484**
Ordinary income ratio (%)	4.8	5.1	5.7	5.4	**5.8**

■ Net sales (left) □ Ordinary income (right) ▬ Ordinary income ratio

Depreciation and Amortization



(¥ Billion)
125
100
75
50
25
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Depreciation and amortization:	¥59,154	¥65,351	¥70,213	¥87,287	**¥106,060**
Automobile Segment	34,156	35,793	37,075	48,370	**53,557**
Materials Handling Equipment Segment	20,800	23,537	27,015	30,044	**41,947**
Logistics Segment	–	–	–	3,309	**4,178**
Textile Machinery Segment	1,006	931	897	1,010	**1,087**
Others Segment (including corporate or elimination)	3,192	5,090	5,226	4,554	**5,288**

□ Automobile □ Materials Handling Equipment ■ Logistics ■ Textile Machinery ⁝ Others

Capital Expenditures



(¥ Billion)
200
150
100
50
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Capital expenditures:	¥87,559	¥89,508	¥136,506	¥158,835	**¥166,505**
Automobile Segment	49,379	48,793	92,692	101,897	**74,967**
Materials Handling Equipment Segment	24,350	32,204	33,972	43,520	**67,152**
Logistics Segment	–	–	–	4,046	**5,863**
Textile Machinery Segment	2,164	1,203	1,612	730	**1,472**
Others Segment (including corporate or elimination)	11,666	7,308	8,230	8,642	**17,049**

□ Automobile □ Materials Handling Equipment ■ Logistics ■ Textile Machinery ⁝ Others

R&D Expenses



(¥ Billion)
40
30
20
10
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
R&D expenses:	¥29,705	¥29,562	¥30,051	¥31,166	**¥34,548**
Automobile Segment	18,747	15,755	17,214	15,959	**16,275**
Materials Handling Equipment Segment	9,297	10,650	10,976	12,854	**15,752**
Logistics Segment	–	–	–	–	**–**
Textile Machinery Segment	1,053	1,164	1,029	731	**825**
Others Segment (including corporate or elimination)	608	1,993	832	1,622	**1,696**

□ Automobile □ Materials Handling Equipment ■ Textile Machinery ⁝ Others

Net Sales and Operating Income of Automobile Segment



(¥ Billion)
(¥ Billion)
1,000
750
500
250
0
100
75
50
25
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Net sales of Automobile Segment	¥595,459	¥603,862	¥616,200	¥746,795	**¥904,893**
Operating income of Automobile Segment	30,107	27,530	22,763	20,095	**33,592**

■ Net sales (left) □ Operating income (right)

Net Sales and Operating Income of Materials Handling Equipment Segment



(¥ Billion)
(¥ Billion)
800
600
400
200
0
80
60
40
20
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Net sales of Materials Handling Equipment Segment	¥373,007	¥443,443	¥503,989	¥595,236	**¥767,237**
Operating income of Materials Handling Equipment Segment	16,174	19,348	26,084	38,768	**47,201**

■ Net sales (left) □ Operating income (right)

Net Sales and Operating Income of Logistics Segment



(¥ Billion)
(¥ Billion)
100
75
50
25
0
4
3
2
1
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Net sales of Logistics Segment	–	–	–	¥65,145	**¥89,470**
Operating income of Logistics Segment	–	–	–	1,587	**1,780**

The logistics-related business, which was included in the Others Segment, had been separated and declared independently as the Logistics Segment starting from fiscal 2006.

■ Net sales (left) □ Operating income (right)

Net Sales and Operating Income (Loss) of Textile Machinery Segment



(¥ Billion)
(¥ Billion)
60
40
20
0
(20)
6
4
2
0
(2)
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Net sales of Textile Machinery Segment	¥48,740	¥45,968	¥43,902	¥49,789	**¥58,403**
Operating income (loss) of Textile Machinery Segment	2,308	100	(771)	(70)	**1,081**

■ Net sales (left) □ Operating income (loss) (right)

Net Sales and Operating Income of Others Segment



(¥ Billion)
(¥ Billion)
80
60
40
20
0
8
6
4
2
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Net sales of Others Segment	¥52,010	¥71,103	¥77,446	¥48,988	**¥58,392**
Operating income of Others Segment	3,912	5,750	5,243	3,732	**6,328**

■ Net sales (left) □ Operating income (right)

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income (loss) arising from intersegment transactions.

Toyota Industries in Numbers (Years ended March 31)

ROE and ROA



(%)
6
4
2
0
FY 03 04 05 06 07

	%				
	2003	2004	2005	2006	**2007**
Return on equity (ROE)	2.7	3.8	4.1	3.5	**3.5**
Return on assets (ROA)	1.3	1.8	2.0	1.7	**1.7**

ROE ROA

Net Income per Share



(¥)
200
150
100
50
0
FY 03 04 05 06 07

	Yen				
	2003	2004	2005	2006	**2007**
Net income per share — basic	¥70.19	¥108.04	¥135.09	¥146.16	**¥189.88**
Net income per share — diluted	62.90	101.97	135.03	146.02	**189.66**

Basic Diluted

Interest-Bearing Debt, Total Net Assets and Debt/Equity Ratio



(¥ Billion)
(%)
2,000
100
1,500
75
1,000
50
500
25
0
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Interest-bearing debt	¥410,621	¥ 320,965	¥ 383,736	¥ 473,707	**¥ 523,191**
Total net assets	738,867	1,016,763	1,115,747	1,611,227	**1,810,483**
Debt/equity ratio (%)	55.6	31.6	34.4	29.4	**28.9**

Interest-bearing debt (left) Total net assets Debt/equity ratio (right)

Total Net Assets per Share



(¥)
6,000
4,000
2,000
0
FY 03 04 05 06 07

	Yen				
	2003	2004	2005	2006	**2007**
Total net assets per share	¥2,522.52	¥3,199.69	¥3,504.80	¥5,044.45	**¥5,612.11**

Cash Dividends per Share and Consolidated Payout Ratio



(¥)
(%)
50
40
30
20
10
0
FY 03 04 05 06 07

	Yen				
	2003	2004	2005	2006	**2007**
Cash dividends per share	¥22.00	¥24.00	¥32.00	¥38.00	**¥50.00**
Payout ratio (%)	31.3	22.2	23.7	26.0	**26.3**

Cash dividends per share (left) — Payout ratio (right)

Market Capitalization



(¥ Billion)
2,000
1,500
1,000
500
0
FY 03 04 05 06 07

	Millions of yen				
	2003	2004	2005	2006	**2007**
Market capitalization	¥513,824	¥786,223	¥961,075	¥1,535,931	**¥1,741,381**

PER and PBR



(Times)
(Times)
40
1.0
30
0.75
20
0.5
10
0.25
0
0
FY 03 04 05 06 07

	Times				
	2003	2004	2005	2006	**2007**
Price/earnings ratio (PER)	25.0	22.9	22.4	32.9	**29.4**
Price/book value ratio (PBR)	0.7	0.8	0.9	1.0	**1.0**

PER (left) — PBR (right)

Number of Employees



(Thousands)
40
30
20
10
0
FY 03 04 05 06 07

	Persons				
	2003	2004	2005	2006	**2007**
Number of employees	25,030	27,431	30,990	32,977	**36,096**

Investor Information (As of March 31, 2007)

Corporate Head Office
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment
November 18, 1926

Common Stock
No par value
Authorized: 1,100,000,000 shares
Issued: 325,840,640 shares

Stock Exchange Listings
Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders
19,474

Independent Accountants
PricewaterhouseCoopers Aarata
JR Central Towers 33rd Floor, 1-1-4, Meieki, Nakamura-ku,
Nagoya-shi, Aichi-ken, 450-6033, Japan

Transfer Agent
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo-to, 100-8212, Japan
Telephone: +81-(0)3-3212-1211

Major Shareholders (Top 10) (As of March 31, 2007)

Toyota Motor Corporation	76,600 (Thousands of shares)
DENSO Corporation	29,647
Towa Real Estate Co., Ltd.	15,697
Third Avenue Fund-Custodial Trust Company	14,747
The Master Trust Bank of Japan, Ltd.	10,887
Toyota Tsusho Corporation	8,289
Nippon Life Insurance Company	6,735
HSBC Bank PLC-Clients Nontax Treaty	6,655
Aisin Seiki Co., Ltd.	6,578
State Street Bank and Trust Company	6,401

Distribution of Shares


0.5%
11.6%
20.8%
As of March 31, 2007
46.0%
21.1%
Other corporate entities
Financial institutions
Foreign corporate entities and others
Individuals, etc.
Brokerages

Common Stock Price and Trading Volume

(Tokyo Stock Exchange)


(¥)
Stock price
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
High
Low


(thousand shares)
Trading Volume
30,000
25,000
20,000
15,000
10,000
5,000
0

	FY 2003	FY 2004	FY 2005	FY 2006	FY 2007
High	¥2,165	¥2,530	¥3,180	¥4,850	¥6,160
Low	1,725	1,686	2,235	2,780	3,980
At Year-End	1,755	2,475	3,020	4,810	5,580

TOYOTA

TOYOTA INDUSTRIES CORPORATION

2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com

PRINTED WITH SOY INK

This annual report is printed on recycled paper using soy ink to minimize the impact on the environment.

Printed in Japan

Exhibit 3

FINANCIAL SUMMARY

FY2008 First Quarter

(April 1, 2007 through June 30, 2007)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1)reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

July 26, 2007

FY2008 First Quarter Consolidated Financial Results (April 1, 2007 - June 30, 2007)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Code number: 6201) (URL: http://www.toyota-industries.com/)
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

1. Financial highlights for FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Amounts less than one million yen are omitted)

(1) Consolidated financial results

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2008 First Quarter	**486,477**	**(3.1)**	**26,781**	**(18.1)**	**43,696**	**(17.5)**	**30,596**	**(37.3)**
FY2007 First Quarter	471,679	(38.6)	22,668	(36.9)	37,182	(41.2)	22,289	(34.5)
FY2007	1,878,398		89,954		108,484		59,468	

	Net income per share—basic	Net income per share—diluted
	Yen	Yen
FY2008 First Quarter	**98.04**	**97.89**
FY2007 First Quarter	70.38	70.25
FY2007	189.88	189.66

(2) Consolidated financial position

	Total assets	Total net assts	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2008 First Quarter	**3,788,902**	**1,905,738**	**48.7**	**5,910.67**
FY2007 First Quarter	3,089,587	1,523,595	47.6	4,728.56
FY2007	3,585,857	1,810,483	48.8	5,612.11

2. Forecasts of consolidated financial results for FY2008 (April 1, 2007 - March 31, 2008)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income		Net income per share—basic
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
FY2008 semi-annual	940,000	(2.9)	45,000	(12.4)	60,000	(12.2)	37,000	(22.2)	118.56
FY2008	1,950,000	(3.8)	95,000	(5.6)	118,000	(8.8)	69,000	(16.0)	221.10

3.Others

(1) Significant changes in subsidiaries during the period : None
(changes in specific subsidiaries involving changes in the scope of consolidation)

(2) Use of simplified accounting procedures: : None

(3) Changes in accounting principles in the most recent fiscal year : Yes

Starting from the fiscal year under review, the method of depreciation for property, plant and equipment has been changed following an amendment to the Corporate Tax Law.

* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

(Reference) FY2008 First Quarter Non-consolidated Financial Results

1. Financial highlights for FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Amounts less than one million yen are omitted)
(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2008 First Quarter	**287,149**	**(8.2)**	**13,431**	**(27.7)**	**31,044**	**(23.2)**	**25,818**	**(42.6)**
FY2007 First Quarter	265,357	(25.0)	10,522	(16.8)	25,199	(34.3)	18,108	(33.9)
FY2007	1,135,668		39,294		58,013		40,242	

	Net income per share—basic	Net income per share—diluted
	Yen	Yen
FY2008 First Quarter	**82.73**	**82.60**
FY2007 First Quarter	57.18	57.07
FY2007	128.49	128.34

2. Forecasts of non-consolidated financial results for FY2008 (April 1, 2007 - March 31, 2008)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2008 semi-annual	560,000	(3.7)	19,000	(12.7)	33,000	(12.6)	27,000	(31.6)
FY2008	1,170,000	(3.0)	41,000	(4.3)	63,000	(8.6)	47,000	(16.8)

	Net income per share–basic
	Yen
FY2008 semi-annual	86.52
FY2008	150.60

Business Results

During the first quarter of fiscal 2008 (the three months from April 1 to June 30, 2007), total consolidated net sales of Toyota Industries amounted to 486.4 billion yen, an increase of 14.8 billion yen, or 3%, over the same period of the previous fiscal year. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 236.8 billion yen, an increase of 30.4 billion yen, or 15%, over the same period. Within this segment, net sales of the Vehicle Business amounted to 117.4 billion yen, an increase of 7.9 billion yen, or 7%, due mainly to strong sales of the RAV4 in both the U.S. and European markets. Net sales of the Engine Business totaled 44.0 billion yen, an increase of 7.2 billion yen, or 20%, attributable largely to an increase in sales of KD and L diesel engines. Net sales of the Car Air-Conditioning Compressor Business totaled 67.1 billion yen, an increase of 14.5 billion yen, or 28%, as a result of solid sales in Europe.

Net sales of the Materials Handling Equipment Segment totaled 190.4 billion yen, a decrease of 31.1 billion yen, or 14%. However, the first quarter of the previous fiscal year included six-month results of certain subsidiaries following a change in their fiscal year-end. Excluding its effects, net sales increased 30.4 billion yen, or 19%, due primarily to strong sales of TOYOTA- and BT-brand products.

Net sales of the Logistics Segment amounted to 29.3 billion yen, an increase of 11.3 billion yen, or 63%, as a result of Wanbishi Archives Co., Ltd., which engages in total information management, becoming a Toyota Industries subsidiary.

Net sales of the Textile Machinery Segment totaled 14.2 billion yen, an increase of 1.0 billion yen, or 8%, owing mainly to solid sales of both weaving machinery and spinning machinery.

In terms of profit, Toyota Industries' ordinary income amounted to 43.6 billion yen, an increase of 6.5 billion yen, or 18%. Although the price of raw materials and expenses for personnel and depreciation increased, ordinary income rose as a result of an increase in sales in Japan and overseas, enhanced cost-reduction efforts Group-wide, favorable effects of exchange rate fluctuations and an increase in dividends income. Net income amounted to 30.5 billion yen, an increase of 8.3 billion yen, or 37%, arising from the posting of proceeds from sales of investment securities.

Total assets increased 203.1 billion yen to 3,788.9 billion yen as a result of an increase in market value of investment securities. Net assets amounted 1,905.7 billion yen, an increase of 95.3 billion yen.

For fiscal 2008, ending March 31, 2008, Toyota Industries forecasts consolidated net sales of 1,950.0 billion yen, operating income of 95.0 billion yen, ordinary income of 118.0 billion yen and net income of 69.0 billion yen.

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 First Quarter		FY2008 First Quarter		Increase (Decrease)	% change	FY2007	
	Amount	Component ratio	Amount	Component ratio			Amount	Component ratio
Automobile		%		%		%		%
Vehicle	109,565	23.2	117,471	24.1	7,906	7.2	470,286	25.0
Engine	36,857	7.8	44,052	9.1	7,195	19.5	167,407	8.9
Car air-conditioning compressor	52,611	11.2	67,110	13.8	14,499	27.6	235,478	12.6
Foundry, Electronics parts and others	7,390	1.6	8,179	1.7	789	10.7	31,722	1.7
Subtotal	206,424	43.8	236,813	48.7	30,389	14.7	904,893	48.2
Materials handling equipment	221,593	47.0	190,417	39.2	(31,176)	(14.1)	767,237	40.8
Logistics	18,011	3.8	29,316	6.0	11,035	62.8	89,470	4.8
Textile machinery	13,216	2.8	14,265	2.9	1,049	7.9	58,403	3.1
Others	12,433	2.6	15,664	3.2	3,231	26.0	58,392	3.1
Total	**471,679**	**100.0**	**486,477**	**100.0**	**14,798**	**3.1**	**1,878,398**	**100.0**

Consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2008 First Quarter (As of June 30, 2007)	Increase (Decrease)	FY2007 First Quarter (As of June 30, 2006)
Assets				
Current assets	**568,001**	**608,682**	**40,681**	**513,895**
Cash and deposits	110,516	119,377	8,861	99,740
Trade notes and accounts receivable	234,611	241,323	6,712	193,610
Marketable securities	30,065	40,107	10,042	35,008
Inventories	120,737	131,694	10,957	111,938
Deferred tax assets	17,924	19,819	1,895	20,617
Other current assets	56,930	59,217	2,287	55,667
Less—allowance for doubtful accounts	(2,784)	(2,856)	(72)	(2,689)
Fixed assets	**3,017,856**	**3,180,219**	**162,363**	**2,575,692**
Property, plant and equipment	**605,922**	**631,417**	**25,495**	**563,225**
Buildings and structures	171,897	183,859	11,962	169,334
Machinery, equipment and vehicles	269,769	277,048	7,279	248,597
Tools, furniture and fixtures	26,081	28,218	2,137	22,337
Land	99,117	101,559	2,442	90,532
Construction in progress	39,056	40,732	1,676	32,423
Intangible assets	**112,816**	**168,038**	**55,222**	**112,391**
Goodwill	101,102	155,463	54,361	100,345
Software	11,714	12,575	861	12,045
Investments and other assets	**2,299,117**	**2,380,763**	**81,646**	**1,900,074**
Investments in securities	2,226,575	2,298,226	71,651	1,830,359
Long-term loans	8,460	8,283	(177)	8,436
Long-term prepaid expenses	11,603	12,773	1,170	11,270
Deferred tax assets	7,435	7,866	431	8,668
Other investments and other assets	45,274	53,840	8,566	41,565
Less—allowance for doubtful accounts	(232)	(226)	6	(226)
Total assets	**3,585,857**	**3,788,902**	**203,045**	**3,089,587**

(Million yen)

	FY2007 (As of March 31, 2007)	FY2008 First Quarter (As of June 30, 2007)	Increase (Decrease)	FY2007 First Quarter (As of June 30, 2006)
Liabilities				
Current liabilities	**558,405**	**595,997**	**37,592**	**479,036**
Trade notes and accounts payable	205,168	210,102	4,934	186,502
Short-term bank loans	37,103	57,844	20,741	46,835
Commercial paper	33,760	35,880	2,120	31,620
Current portion of bonds	60,000	60,000	-	15,000
Other payables	37,808	38,936	1,128	35,498
Accrued expenses	77,698	88,464	10,766	77,247
Accrued income taxes	25,854	22,775	(3,079)	14,243
Deposits received from employees	22,020	20,375	(1,645)	19,120
Deferred tax liabilities	3,162	2,914	(248)	3,474
Other current liabilities	55,829	58,704	2,875	49,492
Long-term liabilities	**1,216,969**	**1,287,166**	**70,197**	**1,086,955**
Bonds	250,761	251,577	816	284,303
Long-term debt	141,567	169,993	28,426	135,295
Deferred tax liabilities	751,764	788,865	37,101	601,005
Allowance for retirement benefits	45,482	47,302	1,820	43,816
Other long-term liabilities	27,393	29,426	2,033	22,535
Total liabilities	**1,775,374**	**1,883,163**	**107,789**	**1,565,992**
Net assets				
Shareholders' equity	**540,696**	**562,453**	**21,757**	**508,711**
Common stock	80,462	80,462	-	80,462
Capital surplus	105,055	105,053	(2)	105,664
Retained earnings	402,431	424,198	21,767	372,379
Treasury stock at cost	(47,253)	(47,261)	(8)	(49,794)
Valuation and translation adjustments	**1,210,704**	**1,282,117**	**71,413**	**963,419**
Net unrealized gains or losses on other securities	1,157,793	1,214,021	56,228	923,532
Deferred gains or losses on Hedges	(0)	(113)	(113)	(115)
Foreign currency translation adjustments	52,912	68,210	15,298	40,003
Subscription rights to shares	**202**	**278**	**76**	**-**
Minority interest in consolidated subsidiaries	**58,878**	**60,888**	**2,010**	**51,463**
Total net assets	**1,810,483**	**1,905,738**	**95,255**	**1,523,595**
Total liabilities and net assets	**3,585,857**	**3,788,902**	**203,045**	**3,089,587**

Consolidated Statements of Income

(Million yen)

	FY2007 First Quarter (April 1,2006 - June 30, 2006)	FY2008 First Quarter (April 1,2007 - June 30, 2007)	Increase (Decrease)	FY2007 (April 1,2006 - March 31, 2007)
Net sales	**471,679**	**486,477**	**14,798**	**1,878,398**
Cost of sales	391,646	405,802	14,156	1,586,781
Gross profit	**80,032**	**80,675**	**643**	**291,616**
Selling, general and administrative expenses	57,364	53,893	(3,471)	201,662
Operating income	**22,668**	**26,781**	**4,113**	**89,954**
Non-operating income	**22,319**	**24,078**	**1,759**	**50,882**
Interest income	5,320	3,472	(1,848)	13,760
Dividends income	14,091	17,865	3,774	27,547
Other non-operating income	2,907	2,741	(166)	9,575
Non-operating expenses	**7,806**	**7,163**	**(643)**	**32,352**
Interest expenses	5,613	4,759	(854)	17,855
Other non-operating expenses	2,192	2,403	211	14,497
Ordinary income	**37,182**	**43,696**	**6,514**	**108,484**
Extraordinary gains	**-**	**5,863**	**5,863**	**4,305**
Proceeds from sales of investment securities	-	5,863	5,863	4,305
Extraordinary losses	**-**	**-**	**-**	**4,390**
Losses of discontinuing production of designated electronics parts	-	-	-	4,390
Income before income taxes	**37,182**	**49,560**	**12,378**	**108,399**
Income taxes	13,544	16,756	3,212	41,540
Minority interest in consolidated subsidiaries	1,348	2,207	859	7,390
Net income	**22,289**	**30,596**	**8,307**	**59,468**

Segment Information

1.Business segment information

(1)FY2007 First Quarter (April 1, 2006 - June 30, 2006)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	206,424	221,593	18,011	13,216	12,433	471,679	-	471,679
(2) Intersegment transactions	5,164	217	1,694	0	5,604	12,682	(12,682)	-
Total	211,588	221,811	19,705	13,217	18,038	484,361	(12,682)	471,679
Operating expenses	204,014	208,223	19,490	13,187	16,853	461,770	(12,759)	449,010
Operating income	7,574	13,587	215	30	1,184	22,591	77	22,668

(2)FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	236,813	190,417	29,316	14,265	15,664	486,477	-	486,477
(2) Intersegment transactions	5,524	269	1,982	0	5,200	12,976	(12,976)	-
Total	242,338	190,686	31,299	14,265	20,865	499,454	(12,976)	486,477
Operating expenses	230,659	178,226	30,738	13,767	19,384	472,777	(13,080)	459,696
Operating income	11,679	12,459	560	498	1,480	26,677	104	26,781

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry, electronics parts

Materials handling equipment ...Counterbalanced lift trucks, warehouse equipment, automated storage and retrieval systems, aerial work platforms

Logistics ....Transportation services, collection and delivery of cash and management of sales proceeds, total information management

Textile machinery ....Air-jet looms, water-jet looms, ring spinning frames

Others ....Semiconductor package substrates

(3)FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	904,893	767,237	89,470	58,403	58,392	1,878,398	-	1,878,398
(2) Intersegment transactions	21,134	805	7,275	5	21,855	51,077	(51,077)	-
Total	926,028	768,042	96,746	58,409	80,248	1,929,475	(51,077)	1,878,398
Operating expenses	892,435	720,840	94,965	57,327	73,920	1,839,490	(51,046)	1,788,443
Operating income	33,592	47,201	1,780	1,081	6,328	89,984	(30)	89,954

2.Geographical segment information

(1)FY2007 First Quarter (April 1, 2006 - June 30, 2006)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	273,061	88,992	99,652	9,973	471,679	-	471,679
(2) Intersegment transactions	36,039	459	2,299	1,156	39,954	(39,954)	-
Total	309,100	89,451	101,952	11,129	511,634	(39,954)	471,679
Operating expenses	292,808	86,629	99,108	10,447	488,993	(39,982)	449,010
Operating income	16,291	2,822	2,844	682	22,640	28	22,668

(2) FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	315,651	74,112	81,634	15,079	486,477	-	486,477
(2) Intersegment transactions	33,349	1,342	2,086	1,755	38,533	(38,533)	-
Total	349,000	75,454	83,720	16,835	525,011	(38,533)	486,477
Operating expenses	328,556	72,398	81,533	15,615	498,104	(38,407)	459,696
Operating income	20,444	3,055	2,187	1,219	26,907	(125)	26,781

(3) FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,232,131	287,316	312,051	46,897	1,878,398	-	1,878,398
(2) Intersegment transactions	121,338	2,712	7,152	5,573	136,776	(136,776)	-
Total	1,353,470	290,029	319,204	52,471	2,015,175	(136,776)	1,878,398
Operating expenses	1,284,500	284,095	307,912	49,364	1,925,872	(137,428)	1,788,443
Operating income	68,970	5,934	11,292	3,106	89,302	651	89,954

3.Overseas sales

(1)FY2007 First Quarter (April 1, 2006 - June 30, 2006)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	85,228	106,215	34,855	226,299
Consolidated sales				471,679
Ratio of overseas sales to consolidated sales	18.1%	22.5%	7.4%	48.0%

(2) FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	75,051	92,468	41,161	208,681
Consolidated sales				486,477
Ratio of overseas sales to consolidated sales	15.4%	19.0%	8.5%	42.9%

(3) FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	287,957	347,617	156,338	791,913
Consolidated sales				1,878,398
Ratio of overseas sales to consolidated sales	15.3%	18.5%	8.4%	42.2%

July 26, 2007

FINANCIAL SUMMARY for FY2008 First Quarter (April 1, 2007 - June 30, 2007)

1. Consolidated financial results

(Billion yen, %)

		FY2007 1st Quarter April 06 - June 06		FY2008 1st Quarter April 07 - June 07		Change Amount	Change %	FY2008 Forecast April 07 - March 08		Change %
Net sales		100.0%	471.6	100.0%	486.4	14.8	3.1	100.0%	1,950.0	3.8
Operating income		4.8%	22.6	5.5%	26.7	4.1	18.1	4.9%	95.0	5.6
Ordinary income		7.9%	37.1	9.0%	43.6	6.5	17.5	6.1%	118.0	8.8
Net income		4.7%	22.2	6.3%	30.5	8.3	37.3	3.5%	69.0	16.0
Exchange rate	¥/US$		115		121	6			115	
	¥/Euro		144		163	19			150	
Investments in tangible assets			32.2		25.4	(6.8)	(21.0)		120.0	(7.0)
Investments in overseas			7.2		4.6	(2.6)	(35.8)		16.0	(39.2)
Depreciation			17.5		18.6	1.1	5.9		90.0	20.9
Total assets		(As of Mar.31,2007)	3,585.8		3,788.9	203.1	5.7		—	
Total net assets			1,810.4		1,905.7	95.3	5.3		—	
Equity ratio			48.8%		48.7%				—	
Consolidated subsidiaries			162 companies		168 companies	6 companies			—	
Affiliates applied the equity method			21 companies		20 companies	(1) company			—	

Note: Starting from FY2006, Toyota Industries Sweden (formerly BT Industries) Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the results of the Toyota Industries Sweden Group from January to June 2006. Excluding the effects of changes in fiscal year-end (Jan. - Mar. 2006), net sales, operating income, ordinary income and net income increased 76.3 billion yen (18.6%), 5.9 billion yen (28.7%), 9.1 billion yen (26.5%) and 9.5 billion yen (45.1%), respectively.

2. Breakdown of consolidated net sales

(Billion yen, %)

	FY2007 1st Quarter		FY2008 1st Quarter		Change	%	FY2008 Forecast		%
Vehicle	23.2%	109.5	24.1%	117.4	7.9	7.2	24.6%	480.0	2.1
Engine	7.8%	36.8	9.1%	44.0	7.2	19.5	8.9%	173.0	3.3
Car air-conditioning compressor	11.2%	52.6	13.8%	67.1	14.5	27.6	12.5%	245.0	4.0
Foundry, electronics and other	1.6%	7.3	1.7%	8.1	0.8	10.7	1.9%	37.0	16.6
Automobile total	43.8%	206.4	48.7%	236.8	30.4	14.7	47.9%	935.0	3.3
Materials handling equipment ※	47.0%	221.5	39.2%	190.4	(31.1)	(14.1)	39.5%	770.0	0.4
Logistics	3.8%	18.0	6.0%	29.3	11.3	62.8	5.9%	115.0	28.5
Textile machinery	2.8%	13.2	2.9%	14.2	1.0	7.9	3.1%	60.0	2.7
Others	2.6%	12.4	3.2%	15.6	3.2	26.0	3.6%	70.0	19.9
Total	100.0%	471.6	100.0%	486.4	14.8	3.1	100.0%	1,950.0	3.8

※ Excluding the effects of changes in subsidiaries' fiscal year-end, net sales of the Materials Handling Equipment Segment increased 30.4 billion yen (19.0%).

3. Unit sales

(Thousand Units)

	FY2007 1st Quarter	FY2008 1st Quarter	Change	FY2008	Change
Vitz (Yaris)	46	40	(6)	174	(8)
RAV4 and other	37	46	9	176	8
Vehicle	83	86	3	350	0
Engine	106	130	24	495	6
Car air-conditioning compressor	5,060	5,660	600	21,500	1,050
Materials handling equipment ※	70 <48>	51	(19) <3>	204	(11) <11>
Air-jet looms	2.4	2.4	0	8.5	(2.1)

※ Figures in < > show unit sales excluding the effects of changes in subsidiaries' fiscal year-end

4. Changes in ordinary income

(Billion yen)

Cost reduction	4.5
Sales volume increase	4.0
Exchange gain	2.0
Non-operating income increase	3.2
Increase total	13.7
Labor cost	1.3
Depreciation	1.1
Raw material cost	0.7
Expenses and others	1.5
Impact of change in subsidiaries' fiscal year	2.6
Decrease total	7.2
Total increase in ordinary income	6.5

Note: Toyota Industries posted extraordinary income (proceeds from sales of investment securities) of 5.8 billion yen during the first quarter of fiscal 2008.

English translation from the original Japanese-language document

Exhibit 4

(Brief Description)

June 21, 2007

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 129th Fiscal Year
from April 1, 2006
to March 31, 2007

This Annual Securities Report concerning the fiscal year ended March 31, 2007 (hereinafter called the "Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on June 21, 2007 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

Under Japanese laws and regulations, an Annual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year under review, which in this case was the fiscal year ended March 31, 2007.

The information in the Annual Securities Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 14, 2007), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 5

(Brief Description)

June 18, 2007

Notice regarding "Decrease of Share Holding Ratio"

(Report pursuant to Article 27.25, Paragraph 1 of the Financial Instruments Trading Law)

1.	Stock Name	AISAN INDUSTRY Co.,Ltd.
2.	Accrual Date	June 12, 2007
3.	Report Date	June 18, 2007
4.	Reason for Report	Decrease of the share holding ratio more than 1%
5.	Number of Holding Shares	4,767,918
6.	Number of Shares Issued	55,347,696 (as of June 12, 2007)
7.	Share Holding Ratio	8.61%
8.	Previous Share Holding Ratio	18.47%

Exhibit 6

(Brief Description)

August 1, 2007

Notice regarding "Issuance of Share Acquisition Rights (Stock Options)"

(Report pursuant to Article 24.5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Sub-paragraph 2.2 of the Ministerial Regulation regarding Disclosure of Company)

At its meeting held on July 26, 2007, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the details of the terms and conditions of issuance of Share Acquisition Rights for the purpose of granting stock options, pursuant to Article 236, Article238 and Article 239 of the Company Code, which was approved at its 129th Ordinary General Meeting of Shareholders held on June 21, 2007.

This notice regarding "Issuance of Share Acquisition Rights (Stock Options)" was, in accordance with Japanese laws and regulations, filed on August 1, 2007 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed.

1. Date of Issuance of Share Acquisition Rights

   August 1, 2007

2. Total Number of Share Acquisition Rights to be Issued

   8,300 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100)

3. Issue Price of Share Acquisition Rights

   No consideration will be paid at the time of issuance of the Share Acquisition Rights.

4. Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

   830,000 stocks of TICO common stock

5. Amount to be Paid upon Exercise of Share Acquisition Rights

   5,866 yen per share

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights

   4,868,780,000 yen

7. Exercise Period of the Share Acquisition Rights

   From August 1, 2009 to July 31, 2013

8. Conditions of Exercise of Share Acquisition Rights

   (1) The grantee of the Share Acquisition Rights should be a director, managing officer or an employee of TICO at the time of the exercise of Share Acquisition Rights. In case of voluntary retirement or age-limit retirement, the rights granted to the grantee will be exercisable for up to 18 months following his/her voluntary retirement or age-limit retirement.

   (2) Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Meeting of Shareholders of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter Concerning Transfer of Share Acquisition Rights

    Transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Grantees

Directors/Managing Officer/Employees: Total 175

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Meeting of Shareholders

May 29, 2007

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Meeting of Shareholders

June 21, 2007

Exhibit 7

(Brief Description)

April 23, 2007

Press Release regarding "Notice Concerning the Additional Acquisition of Stock of Wanbishi Archives Co., Ltd."

Toyota Industries Corporation (hereinafter, "TICO") acquired 43.1% of non-listed stocks of Wanbishi Archives Co., Ltd. (hereinafter,"Wanbishi"), which conducts total information management services, in January, 2006. And today, TICO determined to make Wanbishi its wholly owned subsidiary through a series of share purchase transactions.

1. Schedule

April 23, 2007	Board of Directors (TICO)
April 23, 2007	Signing of Stock Transfer Agreement
May 25, 2007 (scheduled)	Stock Transfer

2. Outline of the Company

(1) Name	Wanbishi Archives Co., Ltd.
(2) Business	Total information management services
(3) Establishment	April 1966 (Commencement)
(4) Location	1-28, Toranomon 4-chome Minato-ku, Tokyo, Japan
(5) Representative	Kyoji Hoshikawa
(6) Capital	4,000 million yen (as of March 31, 2006)
(7) Shares Outstanding	330,000 shares (as of March 31, 2006)
(8) Consolidated Sales	16.5 billion yen (For the fiscal year ended March 31, 2006)

Exhibit 8

(Brief Description)

April 26, 2007

Press Release regarding "Notice Concerning the Change in Business Name of Subsidiaries"

At its meeting held on April 26, 2007, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the change in business name of its subsidiaries, "Toyota Industries Sweden AB" and "BT Industries AB".

1. Reason
   Modification in Corporate Governance Framework of Materials Handling Equipment Business

2. New Business Name

Previous name	Toyota Industries Sweden AB	BT Industries AB
Revised name	Toyota Industries Europe AB	Toyota Industries Sweden AB

3. Schedule of Change in Business Name
   May 1, 2007

Exhibit 9

(Brief Description)

April 26, 2007

Press Release regarding "Notice Concerning the Dissolution of Subsidiaries"

At its meeting held on April 26, 2007, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the dissolution of its subsidiaries, "Robfin Vagyonkezelo kft." and "Dockstocker Corporation".

1. Reason

   Dormant Company

2. Outline of Companies

(1) Name	Robfin Vagyonkezelo kft.	Dockstocker Corporation
(2) Business	Financial Services Business	Forklift Distributor
(3) Location	1074 Budapest, Dohany u. 12., Hungary	20 South Canel Street, Greene, NY 13778, USA
(4) Representative	Hakan Dahllof	James J. Malvaso
(5) Capital	SEK 126,000	USD 1,798,529.37
(6) Shareholder Composition	SEB Trading AB (92.85%) BT Products AB (7.15%)	Raymond Sales Corporation (100%)
(7) Sales	—	—
(8) Employee Number	—	—

3. Schedule of Liquidation

   Robfin June 2007 (scheduled)

   Dockstocker January 2, 2007

4. Effect on Corporate Performance

   A very small effect

Exhibit 10

(Brief Description)

June 21, 2007

Press Release regarding "Matters related to the Parent Company, etc."

1. Business name, etc. of the Parent Company, etc.

(As of March 31, 2007)

Parent Company, etc.	Attribute	Percentage of ownership of voting rights held by the Parent Company, etc. (*)	Stock Exchange, etc. under which the Parent Company(etc.)'s stock is listed
Toyota Motor Corporation	Related company	24.81% (0.24%)	First section of the Tokyo Stock Exchange, First section of the Nagoya Stock Exchange, First Section of the Osaka Securities Exchange, Fukuoka Securities Exchange, Sapporo Stock Exchange, New York Stock Exchange (U.S.), London Stock Exchange (UK)

* The figure in ( ) under the percentage of ownership of voting rights held by the Parent Company, etc. column indicates percentage of indirect ownership.

2. The Company's position in relation to the group companies of the parent company, etc. and transactional, personnel, and capital relationships with the parent company, etc. and the group companies.

(1) The Company's position in relation to the group companies of the parent company

Toyota Motor Corporation is the related company of the Company, holding 24.8% of shareholder voting rights. The Company sells manufactured goods such as passenger vehicles and engines, etc. to Toyota Motor Corporation, and the sales to Toyota Motor Corporation holds a share of 58.6% in the Company's total sales.

(2) Business restrictions, risks, or benefits with the fact of belonging to group companies of the parent company, etc.

Though Toyota Motor Corporation holds 24.8% of shareholding voting rights in the

Company, there is no restriction on business activities. With the fact that the Company's operating results may be affected by the trends in automobile sales of Toyota Motor Corporation, since the sales to Toyota Motor Corporation holds a share of 58.6% in the Company's total sales.

(3) View on and measures for securing management independence from parent company, etc.

Business terms and conditions between Toyota Motor Corporation were determined as in general terms and conditions of business.

(4) The status of the Company's management independence from the parent company

The Company executes business operations at its own judgment, and thus we regard our management independence from Toyota Motor Corporation is secured.

3. Matters related to transactions between the parent company, etc.

Please refer to page 90 of the Annual Report (See Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 14, 2007).

Exhibit 11

(Brief Description)

June 21, 2007

Press Release regarding "Policy on Possible Reduction of Minimum Stock Dealing Unit"

Toyota Industries Corporation (hereinafter, "TICO") reduced the minimum stock deal unit from 1,000 to 100 on August 1, 2001 to enhance liquidity of stock and enlarge the shareholder base. With regard to this matter, TICO will take account of the stock price movement, stock market turnover, number of shareholders and investor's needs.

Exhibit 12

(Brief Description)

July 26, 2007

Press Release regarding "Notice Concerning Revision of Earnings Forecast"

The earnings forecast released in the financial statement announcement dated April 26, 2007 has been revised as follows, taking into consideration recent trends in business performance.

1. Revision of earnings forecast

1) Consolidated

(1) Semiannual earnings forecast for the six-month term ending September 30, 2007 (April 1, 2007 - September 30, 2007)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	940,000	45,000	57,000	31,000
Revised forecast (B)	940,000	45,000	60,000	37,000
Change (B-A)	—	—	3,000	6,000
Change ratio (%)	—	—	5.3%	19.4%
(Reference) Same period previous year	913,085	40,051	53,482	30,268

(2) Annual earnings forecast for the year ending March 31, 2008 (April 1, 2007 - March 31, 2008)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	1,950,000	95,000	115,000	63,000
Revised forecast (B)	1,950,000	95,000	118,000	69,000
Change (B-A)	—	—	3,000	6,000
Change ratio (%)	—	—	2.6%	9.5%
(Reference) Same period previous year	1,878,398	89,954	108,484	59,468

2) Non-consolidated

(1) Semiannual earnings forecast for the six-month term ending September 30, 2007 (April 1, 2007 - September 30, 2007)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	560,000	19,000	30,000	21,000
Revised forecast (B)	560,000	19,000	33,000	27,000
Change (B-A)	–	–	3,000	6,000
Change ratio (%)	–	–	10.0%	28.6%
(Reference) Same period previous year	540,061	16,857	29,301	20,519

(2) Annual earnings forecast for the year ending March 31, 2008 (April 1, 2007 - March 31, 2008)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	1,170,000	41,000	60,000	41,000
Revised forecast (B)	1,170,000	41,000	63,000	47,000
Change (B-A)	–	–	3,000	6,000
Change ratio (%)	–	–	5.0%	14.6%
(Reference) Same period previous year	1,135,668	39,294	58,013	40,242

2. Reason for the revision

We estimate that the dividends income for the term ending March 31, 2008 will exceed our previously released forecast. Taking also into account the proceeds from sales of investment securities, we have revised our forecast upward as shown in the tables.

Exhibit 13

(Brief Description)

September 26, 2007

Press Release regarding "Notice Concerning Signing of Exchange Offer Agreement"

Toyota Industries Corporation (hereinafter, "TICO"), Tokyu Co., Ltd. (hereinafter, "Tokyu"), Tokaiseiki Co., Ltd. (hereinafter, "Tokaiseiki"), and Izumi Machine MFG. Co., Ltd. (hereinafter, "Izumi") today announced that, in accordance with decisions taken by their respective boards of directors, they signed an agreement for an exchange of shares, to be executed on December 3, 2007, whereby Tokyu, Tokaiseiki, and Izumi will become wholly owned subsidiaries of TICO.

1. Objectives of exchange of shares

   To strengthen the constitution of company

2. Details regarding exchange of shares

(1) Schedule of the share exchange

September 26, 2007 :	Approval of exchange offer agreement by boards of directors (TICO, Tokyu, Tokaiseiki, Izumi)
September 26, 2007 :	Signing of exchange offer agreement
October 24, 2007 :	Tokaiseiki shareholders' meeting to approve exchange offer agreement
October 25, 2007 :	Tokyu shareholders' meeting to approve exchange offer agreement
October 26, 2007 :	Izumi shareholders' meeting to approve exchange offer agreement
December 3, 2007 :	Effective date of the share exchange
Mid-January, 2008 (scheduled) :	Delivery date of the share

(2) Share exchange ratio

	TICO (Parent company)	Tokyu (Wholly owned subsidiary)	Tokaiseiki (Wholly owned subsidiary)	Izumi (Wholly owned subsidiary)
Stock swap ratio	1	0.68	0.55	0.18

(3) Note

1. Share allocation ratio

An allocation of 0.68 shares of TICO common stock will be issued for 1 share of Tokyu common stock, 0.55 shares of TICO common stock will be issued for 1 share of Tokaiseiki common stock, 0.18 share of TICO common stock will be issued for 1 share of Izumi common stock. However, TICO's shareholding of Tokyu common stock (1,710,000 shares), Tokaiseiki common stock (1,804,903 shares), and Izumi common stock (1,389,600 shares) will not be exchanged.

2. Number of shares to be allocated by TICO with exchange of shares

TICO will be allocate 871,975 shares of its own stock.

3. Basis for determining share exchange ratio

The third party was retained to determine the appropriate share exchange ratio, and the companies made an agreement based on that determination. In determining the share exchange ration, the third party used a market value method in calculating the value of TICO's shares and a net asset value method in calculating the value of Tokyu's shares, Tokaiseiki's shares, and Izumi's shares.

3. Situation following share exchange

(1) Corporate name, business content, location, representative, capital, and accounting term

No change

(2) Impact on business activities

A very small effect

Exhibit 14

(Brief Description)

September 26, 2007

Press Release regarding "Sony and Toyota Industries Agree to Integrate "ST Liquid Crystal Display Corporation" and "ST Mobile Display Corporation" Management"

Sony Corporation
Toyota Industries Corporation

Sony Corporation (hereinafter, "Sony") and Toyota Industries Corporation (hereinafter, "TICO") today announced an agreement to integrate management of their ST Liquid Crystal Display Corporation (hereinafter, "STLCD") and ST Mobile Display Corporation (hereinafter, "STMD") joint venture, and establish a new company effective December 1, 2007. STLCD and STMD currently manufacture low-temperature polysilicon thin film transfer liquid crystal displays (hereinafter, "LTPS-TFT-LCD") panels for mobile products.

Sony and TICO established STLCD in October 1997, combining each company's respective strengths in the production of LTPS-TFT-LCD panels. Responding to additional increase in demand, Sony and TICO established STMD in March 2005 as a second manufacturing base, achieving further business expansion. With this management integration, the companies will unify manufacturing functions, and facilitate more efficient and responsive management operations with the aim of reinforcing business competitiveness.

Following its establishment, principal management of the new company will be assigned to Sony, and, through a series of share purchase transactions, it will become a wholly owned subsidiary of Sony by March 31, 2009. (When the new company is established on December 1, 2007 Sony's share will be 86% and TICO 14%.)

Through this integration, Sony will seek to further streamline decision-making and enhance management responsiveness within its mobile product LCD business. Meanwhile, TICO will concentrate resources on the core business segment such as automobile and material handling businesses, and also leverage experiences and know-how that have been acquired through LCD panel production for the expansion of those businesses.

Outline of ST Liquid Crystal Display Corporation (STLCD)

Establishment:	October 22, 1997
Capitalization:	23 billion yen
Investment Breakdown:	Sony 50%, TICO 50%
Executives:	President and representative: Kenji Ogura
Location:	50 Ooazaogawa azakamifunaki higashiura-cho, Chita-gun, Aichi Prefecture
Production Capacity:	40,000 panels/month (unit size: 600×720mm)
Employees:	1076 (at the end of August, 2007)

Outline of ST Mobile Display Corporation (STMD)

Establishment:	March 31, 2005
Capitalization:	100 million yen
Investment Breakdown:	Sony 80%, TICO 20%
Executives:	President and representative: Hisao Hayashi
Location:	800 Ichimiyake, Yasu-shi, Shiga Prefecture
Production Capacity:	25,000 panels/month (unit size: 550×650mm)
Employees:	394 (at the end of August, 2007)

Exhibit 15

(Brief Description)

June 2007

Annual Business Report

The 129th Fiscal Year
from April 1, 2006
to March 31, 2007

This Annual Business Report for the fiscal year ended March 31, 2007 (hereinafter called the "Annual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in June 2007.

It is not a requirement under any rules or regulations in Japan to prepare or make public an Annual Business Report; the Company voluntarily prepares the Annual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Annual Business Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 14, 2007), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 16

(Brief Description)

June 5, 2007

To: Shareholders

From: Tetsuro Toyoda
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken

Notice of Convocation of the 129th Ordinary General Meeting of Shareholders

We hereby notify you that the 129th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") will be held as described below. Your attendance would be very much appreciated.

If you are unable to attend the meeting in person, we would appreciate your reviewing the reference materials enclosed herewith and returning the enclosed voting card to us. In this case, please indicate whether you wish to vote "FOR" or "AGAINST" each agendum of the Matters to Be Resolved on the Agenda for the Meeting, and affix your seal to the card.

Description

1. Date and Time: June 21, 2007 at 10:00 a.m.

2. Place: Head Office of the Company at 2-1, Toyoda-cho, Kariya-shi, Aichi-ken

3. Agenda for the Meeting

Matters to Be Reported:

Statement of Business, Financial Documents, Consolidated Financial Documents for the 129th Fiscal Year (from April 1, 2006 through March 31, 2007) and Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

Matters to Be Resolved:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 129th Fiscal Year

Agendum 2: Election of 16 Directors due to Expiration of Term of Office of Directors

Agendum 3: Election of one Corporate Auditor

Agendum 4: Election of Independent Auditor

Agendum 5: Issuance of Stock Acquisition Rights for the transfer thereof to Directors, Managing Officers and Employees of the Company without Consideration

Agendum 6: Retirement and Severance Benefits for Retiring Director

Agendum 7: Bonus to Directors

Exhibit 17

(Brief Description)

June 21, 2007

To: Shareholders

From: Tetsuro Toyoda
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken

Notice of Results of the 129th Ordinary General Meeting of Shareholders

We hereby notify you that the following reports and resolutions were made at the 129th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") held today.

Description

Reported Matters:

Statement of Business, Financial Documents, Consolidated Financial Documents for the 129th Fiscal Year (from April 1, 2006 through March 31, 2007) and Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

The contents of the above-mentioned financial statements were reported.

Resolved Matters:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 129th Fiscal Year

The above-mentioned proposal was approved and passed in its original form. As a result, the shareholders' cash dividends were determined to be 28 yen per share for the second half of this fiscal year. Including interim cash dividends, the total amount during the year ended March 31, 2007 was 50 yen and the dividends payout ratio was 38.9%.

Agendum 2: Election of 16 Directors due to Expiration of Term of Office of Directors

The 16 Directors were elected as originally proposed and all came into office.

Agendum 3: Election of one Corporate Auditor

The one Corporate Auditor was elected as originally proposed and came into office.

Agendum 4: Election of Independent Auditor

PricewaterhouseCoopers Aarata was appointed as originally proposed and assumed.

Agendum 5: Issuance of Stock Acquisition Rights for the transfer thereof to Directors, Managing Officers and Employees of the Company without Consideration

The above-mentioned proposal was approved and passed in its original form (see Exhibit 6 for more details).

Agendum 6: Retirement and Severance Benefits for Retiring Director

The above-mentioned proposal was approved and passed in its original form.

Agendum 7: Bonus to Directors

The above-mentioned proposal was approved and passed in its original form.

Exhibit 2

FINANCIAL SUMMARY

FY2007

(April 1, 2006 through March 31, 2007)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1)reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

April 26, 2007

FY2007 Consolidated Financial Results

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Code number: 6201) (URL:http://www.toyota-industries.com/)

Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671 Japan

Representative person: Tetsuro Toyoda, President

Contact person: Toshifumi Ogawa, General Manager of Accounting Departmer (Tel. +81-(0)566-22-2511)

The expected date of the Ordinary General Meeting of Shareholders: June 21,2007

The expected date of dividends payment: June 22,2007

1. Financial Highlights for FY2007 (April 1, 2006 - March 31, 2007)

(Amounts less than one million yen are omitted)

(1) Consolidated financial results

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2007	**1,878,398**	**(24.7)**	**89,954**	**(40.5)**	**108,484**	**(34.5)**	**59,468**	**(26.3)**
FY2006	1,505,955	(21.3)	64,040	(20.6)	80,635	(13.7)	47,077	(8.6)

	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Operating income on sales
	Yen	Yen	%	%	%
FY2007	**189.88**	**189.66**	**3.5**	**3.2**	**4.8**
FY2006	146.16	146.02	3.5	2.9	4.3

Notes: Equity in net income of affiliates: FY2007: 317 million yen, FY2006: 3,593 million yen

(2) Consolidated financial position

	Total assets	Total net assts	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2007	**3,585,857**	**1,810,483**	**48.8**	**5,612.11**
FY2006	3,245,341	1,611,227	49.6	5,044.45

Notes: Equity capital: FY2007: 1,751,401 million yen, FY2006: — million yen

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
FY2007	**177,467**	**△ 164,446**	**△ 19,749**	**108,569**
FY2006	131,784	△ 205,013	85,172	112,596

2. Cash dividends

	Annual cash dividends per share			Total amount of annual cash dividends	Dividend payout ratio	Total amount of dividends on net assets
		Interim	Year-end			
	Yen	Yen	Yen	Million yen	%	%
FY2006	38	18	20	12,133	26.0	0.9
FY2007	**50**	**22**	**28**	**15,602**	**26.3**	**0.9**
FY2008 (Forecast)	56	28	28		27.7	

3. Forecasts of Consolidated Financial Results for FY2008 (April 1, 2007 - March 31, 2008)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income		Net income per share—basic
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
FY2008 semi-annual	940,000	(2.9)	45,000	(12.4)	57,000	(6.5)	31,000	(2.4)	99.33
FY2008	1,950,000	(3.8)	95,000	(5.6)	115,000	(6.0)	63,000	(5.9)	201.87

4.Others

(1)Changes in significant subsidiaries : None

(2) Changes in standards, procedures and presentations regarding presentation of consolidated financial statements
① Changes arising from revision of accounting policies : Yes
② Changes other than ① : None

Please see page 11 for details on changes in accounting policies in "Basis of Presenting Consolidated Financial Statements".

(3) Issued and outstanding capital stock
1. Number of shares outstanding at end of each year: FY2007—325,840,640 shares, FY2006—325,840,640 shares
2. Number of treasury stock outstanding at end of each year: FY2007—13,765,165 shares, FY2006—6,520,194 shares
3. Average number of shares outstanding for each period: FY2007—313,191,120 shares, FY2006—319,125,005 shares

(Reference) FY2007 Non-consolidated Financial Results

1. Financial Highlights for FY2007 (April 1, 2006 - March 31, 2007)
(1) Non-consolidated financial results

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2007	**1,135,668**	**(19.5)**	**39,294**	**(19.6)**	**58,013**	**(34.8)**	**40,242**	**(32.3)**
FY2006	950,746	(21.2)	32,865	(9.3)	43,050	(8.2)	30,427	(15.6)

	Net income per share—basic	Net income per share—diluted
	Yen	Yen
FY2007	**128.49**	**128.34**
FY2006	94.40	94.31

(2) Non-consolidated financial position

	Total assets	Total net assts	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2007	**3,048,062**	**1,637,020**	**53.7**	**5,244.94**
FY2006	2,829,272	1,532,771	54.2	4,799.16

Notes: Equity capital: FY2007: 1,636,817 million yen, FY2006: — million yen

2. Forecasts of non-consolidated Financial Results for FY2008 (April 1, 2007 - March 31, 2008)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
FY2008 semi-annual	560,000	(3.7)	19,000	(12.7)	30,000	(2.4)	21,000	(2.3)
FY2008	1,170,000	(3.0)	41,000	(4.3)	60,000	(3.4)	41,000	(1.9)

	Net sales
	Yen
FY2008 semi-annual	67.29
FY2008	131.38

Business Results and Financial Position

1. Business Results and Financial Position

In fiscal 2007 (ended March 31, 2007), the Japanese economy was on a steady recovery track. Private-sector capital investment increased on the back of strong corporate earnings while consumer spending was on a mild upswing as employment conditions improved. The overall economic outlook continued to remain strong overseas, with U.S. and European economies expanding and ongoing brisk growth in China.

In this operating environment, Toyota Industries undertook efforts to strengthen its corporate structure by ensuring customer trust through its dedication to quality, the development of appealing new products, aggressive sales promotions and the execution of a Group-wide program to reduce costs.

As a result, total consolidated net sales amounted to 1,878.3 billion yen, an increase of 372.4 billion yen, or 25%, over fiscal 2006 (ended March 31, 2006). The following is a review of operations for the major business segments.

Sales increased in the automobile industry as a whole. Although domestic sales were sluggish during fiscal 2007, higher sales in the Asian and Latin American markets gave rise to an overall increase in overseas sales.

Net sales of the Automobile Segment totaled 904.8 billion yen, an increase of 158.1 billion yen, or 21%, over fiscal 2006.

Within this segment, net sales of the Vehicle Business totaled 470.2 billion yen, an increase of 98.2 billion yen, or 26%, over fiscal 2006. The RAV4 recorded solid sales in the U.S. and Europe, while the Vitz (Yaris in Europe) posted strong sales outside Japan.

Net sales of the Engine Business totaled 167.4 billion yen, an increase of 35.1 billion yen, or 26%, over fiscal 2006, due mainly to increases in sales of KD diesel engines for Toyota Motor Corporation's Innovative International Multi-Purpose Vehicle (IMV) Series as well as AD diesel engines fitted in the RAV4 for Europe.

Net sales of the Car Air-Conditioning Compressor Business totaled 235.4 billion yen, an increase of 19.5 billion yen, or 9%, over fiscal 2006. While sales decreased in the domestic market, sales increased in North America, Europe and China.

In the materials handling equipment industry as a whole, sales remained strong in the Japanese market. Overseas markets continued to expand in conjunction with economic expansion in the U.S. and Europe as well as the growth of BRICs economies.

Net sales of the Materials Handling Equipment Segment totaled 767.2 billion yen, an increase of 172.0 billion yen, or 29%, over fiscal 2006. As a result of a change in the fiscal year-end of the BT Industries Group, net sales of the Materials Handling Equipment Segment included sales of the BT Industries Group for the three-month period from January to March 2006 amounting to 64.7 billion yen. During fiscal 2007, Toyota Industries continued to strengthen its sales network and undertook proactive sales promotion activities, which contributed to strong sales for TOYOTA and BT brands. Following a full model change, Toyota Industries commenced sales of its mainstay model 1- to 3.5-ton internal combustion lift trucks (sold as GENEO in Japan and 8-Series overseas) in September 2006 and January 2007 in Japan and the U.S., respectively. The new lift truck provides even greater product value, featuring higher levels of performance in terms of safety, environmental attributes and ease of operation. Aichi Corporation, which engages in the manufacture and sales of aerial work platforms, posted a significant increase in sales bolstered by replacement demand from the electricity and telecommunications industries.

The overall operating environment was severe in the logistics industry as the volume of cargo transport continued to decline in the domestic market accompanied by an increase in costs resulting from higher crude oil prices.

Net sales of the Logistics Segment totaled 89.4 billion yen, an increase of 24.3 billion yen, or 37%, over fiscal 2006, due largely to the solid performance of the logistics solutions and transportation businesses as well as an increase in the transport volume of automotive parts.

In the textile machinery industry as a whole, the mainstay Chinese market remained strong on the back of robust capital investment supported by rapid growth.

Net sales of the Textile Machinery Segment totaled 58.4 billion yen, an increase of 8.7 billion yen, or 17%, from fiscal 2006. In fiscal 2007, sales of more than 10,000 air-jet looms, primarily to China, represented a notable achievement for the first time in 69 years for weaving machinery. Strong sales of spinning machinery in India also contributed to the remarkable performance of the segment.

During fiscal 2007, ordinary income amounted to 108.4 billion yen, an increase of 27.8 billion yen, or 35%, over fiscal 2006. Despite the effects of a steep rise in raw materials costs, as well as increases in depreciation and personnel expenses, this increase was achieved due largely to higher sales, cost-reduction efforts throughout the Group and an increase in non-operating income. Net income amounted to 59.4 billion yen, an increase of 12.4 billion yen, or 26%, over fiscal 2006.

Cash flows from operating activities increased by 177.4 billion yen in fiscal 2007, due mainly to income before income taxes in an amount of 108.3 billion yen. Net cash provided by operating activities increased by 45.7 billion yen from 131.7 billion yen in fiscal 2006. Cash flows from investing activities resulted in a decrease in cash by 164.4 billion yen in fiscal 2007, attributable primarily to payments for purchases of property, plant and equipment amounting to 155.5 billion yen. Net cash used in investing activities increased by 40.6 billion yen from 205.0 billion yen for fiscal 2006. Cash flows from financing activities resulted in a decrease in cash by 19.7 billion yen in fiscal 2007, due mainly to payments for repurchase of treasury stock in an amount of 35.5 billion yen. Net cash provided by financing activities decreased by 104.8 billion yen from 85.1 billion yen in fiscal 2006.

After translation adjustments, cash and cash equivalents as of March 31, 2007 stood at 108.5 billion yen, a decrease of 4.0 billion yen, or 4%, over fiscal 2006.

2. Distribution of Profits for FY2007

Including the interim cash dividend of 22.0 yen per common share paid in November 2006, and a year-end cash dividend of 28 yen per common share, Toyota Industries declares that total cash dividends for fiscal 2007 will be 50 yen per common share, an increase of 12 yen per common share over fiscal 2006.

3. Forecast for the Fiscal Year Ending March 31, 2008

In fiscal 2008, ending March 31, 2008, despite an anticipated slowdown in the overall growth rate, expansion of the Japanese economy is expected to continue. Uncertainties persist, however, regarding the direction of the U.S. economy and a sustained increase in crude oil prices, precluding optimism.

For fiscal 2008, Toyota Industries forecasts consolidated net sales of 1,950.0 billion yen, ordinary income of 115.0 billion yen, operating income of 95.0 billion yen and net income of 63.0 billion yen. We are determined to place utmost emphasis on product quality and develop and market leading-edge products that anticipate customer needs. We will make further concerted efforts to engage in sales and service activities and undertake cost reduction activities.

Our projections are based on an exchange rate of ¥115.0 = US$1.

Overview of Associated Companies

"Business Organization (Business Information)" and "Overview of Associated Companies" are omitted since there are no significant changes from the latest financial statements (submitted on June 22, 2006).

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are upheld as its basic corporate philosophy. We believe putting the following stated beliefs into viable sincere actions by all employees will lead to greater corporate value.

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and traditions of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

Toyota Industries' dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, dividend payout ratio on a consolidated basis and other factors.

Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

Changes to the Articles of Incorporation and the quarterly distribution of dividends after the new corporate law is put into effect are currently under consideration.

3. Medium- to Long-Term Management Strategies

Rooted in its basic philosophy, Toyota Industries "strives to offer products and services that are clean, safe and of high quality." We are fully committed to continuing to improve corporate value.

Product quality continues to be a constant priority for the medium to long term. We also remain committed to giving considerations to the environment and safety as well as increasing our competitive strengths. Promoting technological advancements and strengthening our value chain will enable us to develop and offer leading-edge products that anticipate customer needs. Along with augmenting global consolidated management and building a business structure that can take advantage of the collective strength of Toyota Industries, we will work to enhance team strength and spirit, and nurture personnel of international caliber who will lead the Toyota Industries Group to the next level of growth.

Specifically, the Vehicle and Engine businesses will expand their respective scopes of business by contributing to the global strategy of Toyota Motor Corporation s ("TMC"). We will also work to expand the scope of business by strengthening the development capability of power electronics components to be fitted in TMC's hybrid vehicles. The Materials Handling Equipment and Car Air-Conditioning Compressor businesses will strive to solidify the leading global position while aiming for higher market share and better performance through global business expansion. The Textile Machinery Business will aim for stable business management by maintaining the top share in the global air-jet loom market. The Logistics Business will concentrate on high value-added businesses and strengthen its business foundation..

Through successful implementation of these measures, Toyota Industries aims for the undisputed No. 1 position and increased corporate value. Through sincere considerations for the environment and local communities, we also seek socially harmonious growth.

The new Medium-Term Management Vision, which started from fiscal 2007 (ending March 31, 2007), targets consolidated net sales of more than 2 trillion yen and ordinary income of 140.0 billion yen in fiscal 2011 (ending March 31, 2011).

Consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (Decrease)
Assets			
Current assets	**568,001**	**509,266**	**58,735**
Cash and deposits	110,516	94,474	16,042
Trade notes and accounts receivable	234,611	200,690	33,921
Marketable securities	30,065	45,002	(14,937)
Inventories	120,737	104,534	16,203
Deferred tax assets	17,924	18,096	(172)
Other current assets	56,930	49,133	7,797
Less—allowance for doubtful accounts	(2,784)	(2,665)	(119)
Fixed assets	**3,017,856**	**2,736,074**	**281,782**
Property, plant and equipment	**605,922**	**526,154**	**79,768**
Buildings and structures	171,897	155,168	16,729
Machinery, equipment and vehicles	269,769	240,467	29,302
Tools, furniture and fixtures	26,081	22,310	3,771
Land	99,117	87,213	11,904
Construction in progress	39,056	20,994	18,062
Intangible assets	**112,816**	**109,968**	**2,848**
Goodwill	101,102	97,485	3,617
Softwarel	11,714	12,483	(769)
Investments and other assets	**2,299,117**	**2,099,951**	**199,166**
Investments in securities	2,226,575	2,031,863	194,712
Long-term loans	8,460	8,591	(131)
Long-term prepaid expenses	11,603	11,358	245
Deferred tax assets	7,435	6,842	593
Other investments and other assets	45,274	41,532	3,742
Less—allowance for doubtful accounts	(232)	(237)	5
Total assets	**3,585,857**	**3,245,341**	**340,516**

Notes: 1. Accumulated depreciation of property, plant and equipment	651,653	585,995	65,658
2. Liabilities for guarantees	5,128	2,723	2,405
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,717	5,443	(726)

(Million yen)

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (Decrease)
Liabilities			
Current liabilities	**558,405**	**446,118**	**112,287**
Trade notes and accounts payable	205,168	182,595	22,573
Short-term bank loans	37,103	38,928	(1,825)
Commercial paper	33,760	29,680	4,080
Current portion of bonds	60,000	15,000	45,000
Other payables	37,808	30,620	7,188
Accrued expenses	77,698	67,674	10,024
Accrued income taxes	25,854	13,625	12,229
Deposits received from employees	22,020	20,914	1,106
Deferred tax liabilities	3,162	3,857	(695)
Other current liabilities	55,829	43,221	12,608
Long-term liabilities	**1,216,969**	**1,138,724**	**78,245**
Bonds	250,761	283,831	(33,070)
Long-term debt	141,567	106,267	35,300
Deferred tax liabilities	751,764	681,503	70,261
Allowance for retirement benefits	45,482	46,535	(1,053)
Other long-term liabilities	27,393	20,585	6,808
Total liabilities	**1,775,374**	**1,584,842**	**190,532**
Minority interest in consolidated subsidiaries	-	**49,270**	**(49,270)**
Net assets			
Shareholders' equity	**540,696**	**530,150**	**10,546**
Common stock	80,462	80,462	-
Capital surplus	105,055	105,665	(610)
Retained earnings	402,431	358,385	44,046
Treasury stock at cost	(47,253)	(14,363)	(32,890)
Valuation and translation adjustments	**1,210,704**	**1,081,077**	**129,627**
Net unrealized gains or losses on other securities	1,157,793	1,047,190	110,603
Deferred gains or losses on Hedges	(0)	-	(0)
Foreign currency translation adjustments	52,912	33,886	19,026
Subscription rights to shares	**202**	-	**202**
Minority interest in consolidated subsidiaries	**58,878**	-	**58,878**
Total net assets	**1,810,483**	**1,611,227**	**199,256**
Total liabilities and net assets	**3,585,857**	**3,245,341**	**340,516**

Consolidated Statements of Income

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)	FY2006 (April 1, 2005 - March 31, 2006)	Increase (Decrease)
Net sales	**1,878,398**	**1,505,955**	**372,443**
Cost of sales	1,586,781	1,276,499	310,282
Gross profit	**291,616**	**229,456**	**62,160**
Selling, general and administrative expenses	201,662	165,416	36,246
Operating income	**89,954**	**64,040**	**25,914**
Non-operating income	**50,882**	**43,854**	**7,028**
Interest income	13,760	9,113	4,647
Dividends income	27,547	20,090	7,457
Other non-operating income	9,575	14,649	(5,074)
Non-operating expenses	**32,352**	**27,259**	**5,093**
Interest expenses	17,855	11,955	5,900
Other non-operating expenses	14,497	15,303	(806)
Ordinary income	**108,484**	**80,635**	**27,849**
Extraordinary gains	**4,305**	-	**4,305**
Proceeds from sales of investment securities	4,305	-	4,305
Extraordinary losses	**4,390**	-	**4,390**
Losses of discontinuing production of designated electronics parts	4,390	-	4,390
Income before income taxes	**108,399**	**80,635**	**27,764**
Income taxes—current	43,750	30,446	13,304
Income taxes—deferred	(2,209)	(2,137)	(72)
Minority interest in consolidated subsidiaries	7,390	5,249	2,141
Net income	**59,468**	**47,077**	**12,391**
Note: R&D expenses(included in selling, general and administrative expenses and manufacturing cost)	34,548	31,166	3,382

Consolidated Statement of Changes in Total net assets

FY2007 (April 1, 2006 - March 31, 2007) (Million yen)

	Shareholders' equity					Valuation and translation adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interest in consolidated subsidiaries	Total net assets
Balance at March 31,2006	80,462	105,665	358,385	(14,363)	530,150	1,047,190	-	33,886	1,081,077	-	49,270	1,660,498
Change during accounting period												
Surplus dividend			(13,250)		(13,250)							(13,250)
Bonuses to directors and corporate auditors			(427)		(427)							(427)
Decrease due to increase in affiliates accounted for under the equity method			(1,673)		(1,673)							(1,673)
Decrease due to decrease in consolidated subsidiaries			(71)		(71)							(71)
Net income for the period			59,468		59,468							59,468
Repurchase of treasury stock				(35,524)	(35,524)							(35,524)
Exercise of stock options		(610)		2,634	2,024							2,024
Change to items other than shareholders' equity during interim accounting period						110,602	(0)	19,026	129,627	202	9,607	139,438
Total change during accounting period	-	(610)	44,045	(32,889)	10,546	110,602	(0)	19,026	129,627	202	9,607	149,984
Balance at March 31,2007	80,462	105,055	402,431	(47,253)	540,696	1,157,793	(0)	52,912	1,210,704	202	58,878	1,810,483

Consolidated Statements of Retained Earnings

(Million yen)

	FY2006 April 1, 2005 - March 31, 2006
(Capital surplus)	
Capital surplus at beginning of period	105,600
Increase in capital surplus	65
Gain on disposal of treasury stock	65
Decrease in capital surplus	-
Capital surplus at end of period	105,665
(Retained earnings)	
Retained earnings at beginning of period	325,330
Increase in retained earnings	47,077
Net income for the period	47,077
Decrease in retained earnings	14,021
Cash dividends	11,793
Bonuses to directors and corporate auditors	406
Decrease due to increase in affiliates accounted for under the equity method	1,821
Retained earnings at end of period	358,385

Consolidated Statements of Cash Flows

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)	FY2006 (April 1, 2005 - March 31, 2006)	Increase (Decrease)
Cash flows from operating activities	**177,467**	**131,784**	**45,683**
Income before income taxes and minority interest in consolidated subsidiaries	108,399	80,635	27,764
Depreciation and amortization	106,060	87,287	18,773
Increase (decrease) in allowance for doubtful	(250)	101	(351)
Interest and dividends income	(41,307)	(29,204)	(12,103)
Interest expenses	17,855	11,955	5,900
Equity in net earnings of affiliates	(317)	(3,593)	3,276
(Increase) decrease in receivables	(25,836)	(27,435)	1,599
(Increase) decrease in inventories	(9,221)	(9,227)	6
Increase (decrease) in payables	15,022	21,376	(6,534)
Others, net	17,238	12,161	5,077
Subtotal	187,642	144,055	43,587
Interest and dividends received	41,294	29,236	12,058
Interest paid	(17,777)	(11,009)	(6,768)
Income taxes paid	(33,692)	(30,498)	(3,194)
Cash flows from investing activities	**(164,446)**	**(205,013)**	**40,567**
Payments for purchases of property, plant and equipment	(155,550)	(161,504)	5,954
Proceeds from sales of property, plant and equipment	7,624	8,415	(791)
Payments for purchases of investment securities	(17,604)	(47,726)	30,122
Proceeds from sales of investment securities	8,419	2,045	6,374
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(1,939)	-	(1,939)
Payments for loans made	(3,172)	(2,256)	(916)
Proceeds from collections of loans	4,490	3,264	1,226
Others, net	(6,714)	(7,250)	536
Cash flows from financing activities	**(19,749)**	**85,172**	**(104,921)**
Increase (decrease) in short-term loans	(12,434)	(22,902)	10,468
Increase (decrease) in commercial paper	-	29,520	(29,520)
Proceeds from long-term loans	40,004	38,824	1,180
Repayments of long-term loans	(14,020)	(3,365)	(10,655)
Proceeds from issuance of bonds	25,107	68,730	(43,623)
Repayments of bonds	(15,980)	(20,300)	4,320
Payments for purchase of treasury stocks	(35,524)	(52)	(35,472)
Cash dividends paid	(13,250)	(11,784)	(1,466)
Cash dividends paid for minority shareholders	(1,039)	(854)	(185)
Others, net	7,388	7,357	31
Translation adjustments of cash and cash equivalents	**2,700**	**117**	**2,583**
Net increase (decrease) in cash and cash equivalents	**(4,027)**	**12,060**	**(16,087)**
Cash and cash equivalents at beginning of period	**112,596**	**100,535**	**12,061**
Cash and cash equivalents at end of period	**108,569**	**112,596**	**(4,027)**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	78,503	67,593	10,910
Marketable securities	30,065	45,002	(14,937)

Basis of Presenting Consolidated Financial Statements

1. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than March 31. The details are given below.

December 31 — Aichi Corporation Group (2 companies),Toyota Industry (Kunshan) Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd., TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd.

(2) This financial summary was prepared using the results of Toyota Industries' consolidated subsidiaries. Starting from the fiscal year ending March 31, 2007, however, some of the consolidated subsidiaries have changed their closing date from December 31 to March 31. The details are given below.

Toyota Industries Sweden AB, BT Industries Group (66 companies),
Toyota Industries Finance International AB

2. Changes in Accounting Policies

(1) Accounting Standard for Directors' Bonuses

Effective April 1, 2006, Toyota Industries has applied the Accounting Standard for Directors' Bonuses (Corporate Accounting Standard No. 4 issued on November 29, 2005) to the consolidated financial statements.

(2) Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective April 1, 2006, Toyota Industries has applied the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Corporate Accounting Standard No. 5 issued on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Guidelines for the Application of Corporate Accounting Standards No. 8 issued on December 9, 2005) to the consolidated financial statements. In accordance with the changes, the previous components under Shareholders' Equity and Minority Interests in Consolidated Subsidiaries have been combined into Net Assets, which have been further broken down into Shareholders' Equity, Valuation and Translation Adjustments, Subscription Rights to Shares and Minority Interests.

(3) Accounting Standard for Presentation of Share-based Payment

Effective April 1, 2006, Toyota Industries has applied the Accounting Standard for Share-based Payment (Corporate Accounting Standard No. 8 issued on December 27, 2005) and the Guidance on Accounting Standard for Share-based Payment (Guidelines for the Application of Corporate Accounting Standard No. 11 issued on May 31, 2006) to the consolidated financial statements.

Items other than the above are omitted since there are no significant changes from the latest financial statements (submitted on June 22, 2006).

(Omission of disclosures)
Information on lease transactions, derivative transactions and stock options is omitted since the need to disclose such information is not deemed significant.

Segment Information

1. Business segment information

(1)FY2007 (April 1, 2006 - March 31, 2007) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	904,893	767,237	89,470	58,403	58,392	1,878,398	-	1,878,398
(2) Intersegment transactions	21,134	805	7,275	5	21,855	51,077	(51,077)	-
Total	926,028	768,042	96,746	58,409	80,248	1,929,475	(51,077)	1,878,398
Operating expenses	892,435	720,840	94,965	57,327	73,920	1,839,490	(51,046)	1,788,443
Operating income	33,592	47,201	1,780	1,081	6,328	89,984	(30)	89,954
Assets	444,564	593,607	132,857	17,034	113,156	1,301,220	2,284,637	3,585,857
Depreciation and amortization	53,557	41,947	4,178	1,087	5,288	106,060	-	106,060
Capital expenditures	74,967	67,152	5,863	1,472	17,049	166,505	-	166,505

(2)FY2006 (April 1, 2005 - March 31, 2006) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	746,795	595,236	65,145	49,789	48,988	1,505,955	-	1,505,955
(2) Intersegment transactions	20,768	482	6,355	22	20,851	48,480	(48,480)	-
Total	767,564	595,718	71,500	49,811	69,839	1,554,436	(48,480)	1,505,955
Operating expenses	747,468	556,950	69,913	49,882	66,107	1,490,322	(48,407)	1,441,915
Operating income	20,095	38,768	1,587	(70)	3,732	64,113	(73)	64,040
Assets	420,204	509,366	106,356	16,516	103,083	1,155,527	2,089,813	3,245,341
Depreciation and amortization	48,370	30,044	3,309	1,010	4,544	87,278	9	87,287
Capital expenditures	101,897	43,520	4,046	730	8,620	158,815	20	158,835

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, electronics parts

Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, aerial work platforms

Logistics ....Transportation services, collection and delivery of cash and management of sales proceeds

Textile machinery ....Air jet looms, water jet looms, ring spinning frames

Others ....Semiconductor package substrates

3. Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

2.Geographical segment information

(1)FY2007 (April 1, 2006 - March 31, 2007) (Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,232,131	287,316	312,051	46,897	1,878,398	-	1,878,398
(2) Intersegment transactions	121,338	2,712	7,152	5,573	136,776	(136,776)	-
Total	1,353,470	290,029	319,204	52,471	2,015,175	(136,776)	1,878,398
Operating expenses	1,284,500	284,095	307,912	49,364	1,925,872	(137,428)	1,788,443
Operating income	68,970	5,934	11,292	3,106	89,302	651	89,954
Assets	887,351	196,769	337,866	66,148	1,438,135	2,097,722	3,585,857

(2)FY2006 (April 1, 2005 - March 31, 2006) (Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,009,368	246,129	216,230	34,227	1,505,955	-	1,505,955
(2) Intersegment transactions	112,543	2,056	5,689	3,998	124,288	(124,288)	-
Total	1,121,912	248,186	221,919	38,226	1,630,243	(124,288)	1,505,955
Operating expenses	1,069,137	241,467	217,370	36,743	1,564,719	(122,804)	1,441,915
Operating income	52,775	6,718	4,548	1,482	65,524	(1,484)	64,040
Assets	834,716	179,116	278,825	48,207	1,340,865	1,904,475	3,245,341

3.Overseas sales

(1)FY2007 (April 1, 2006 - March 31, 2007) (Million yen)

	North America	Europe	Others	Total
Overseas sales	287,957	347,617	156,338	791,913
Consolidated sales				1,878,398
Ratio of overseas sales to consolidated sales	15.3%	18.5%	8.4%	42.2%

(2)FY2006 (April 1, 2005 - March 31, 2006) (Million yen)

	North America	Europe	Others	Total
Overseas sales	247,957	249,237	123,751	620,946
Consolidated sales				1,505,955
Ratio of overseas sales to consolidated sales	16.5%	16.5%	8.2%	41.2%

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)		FY2006 (April 1, 2005 - March 31, 2006)		Increase (Decrease)	% Change
	Amount	Component ratio	Amount	Component ratio		
		%		%		%
Automobile						
Vehicle	470,286	25.0	372,092	24.7	98,194	26.4
Engine	167,407	8.9	132,382	8.8	35,025	26.5
Car air-conditioning compressor	235,478	12.6	215,983	14.3	19,495	9.0
Foundry, Electronics parts and others	31,722	1.7	26,337	1.8	5,385	20.4
Subtotal	904,893	48.2	746,795	49.6	158,098	21.2
Materials handling equipment	767,237	40.8	595,236	39.5	172,001	28.9
Logistics	89,470	4.8	65,145	4.3	24,325	37.3
Textile machinery	58,403	3.1	49,789	3.3	8,614	17.3
Others	58,392	3.1	48,988	3.3	9,404	19.2
Total	**1,878,398**	**100.0**	**1,505,955**	**100.0**	**372,443**	**24.7**

Non-consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (Decrease)
Assets			
Current assets	**266,151**	**268,957**	**(2,806)**
Cash and deposits	43,793	33,660	10,133
Trade notes receivable	637	815	(178)
Trade accounts receivable	110,207	104,011	6,196
Marketable securities	30,065	45,002	(14,937)
Finished goods	2,667	2,982	(315)
Raw materials	374	357	17
Work in process	22,448	25,064	(2,616)
Supplies	6,155	5,975	180
Prepaid expenses	428	328	100
Deferred tax assets	11,059	11,502	(443)
Other current assets	38,328	39,269	(941)
Less—allowance for doubtful accounts	(14)	(14)	(0)
Fixed assets	**2,781,910**	**2,560,315**	**221,595**
Property, plant and equipment	**330,924**	**313,166**	**17,758**
Buildings	84,060	85,406	(1,346)
Structures	11,304	11,586	(282)
Machinery and equipment	136,816	133,602	3,214
Vehicles and delivery equipment	1,459	1,685	(226)
Tools, furniture and fixtures	11,910	12,391	(481)
Land	62,748	54,072	8,676
Construction in progress	22,625	14,421	8,204
Intangible assets	**7,689**	**8,944**	**(1,255)**
Software	7,689	8,944	(1,255)
Investments and other assets	**2,443,296**	**2,238,204**	**205,092**
Investments in securities	2,166,649	2,026,023	140,626
Investments in subsidiaries	251,429	188,005	63,424
Long-term loans	13,871	11,236	2,635
Long-term prepaid expenses	7,364	8,153	(789)
Other investments and other assets	4,054	4,868	(814)
Less—allowance for doubtful accounts	(73)	(82)	9
Total assets	**3,048,062**	**2,829,272**	**218,790**

Notes: 1. Accumulated depreciation of property, plant and equipment	419,454	389,298	30,156
2. Liabilities for guarantees	69,093	55,493	13,600
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	3,760	4,620	(860)

(Million yen)

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (Decrease)
Liabilities			
Current liabilities	**298,409**	**238,214**	**60,195**
Trade notes payable	1,382	742	640
Trade accounts payable	136,427	128,188	8,239
Current portion of binds	60,000	15,000	45,000
Other payables	12,860	21,102	(8,242)
Accrued expenses	35,200	32,760	2,440
Accrued income taxes	10,732	4,238	6,494
Advance received	480	1,749	(1,269)
Deposits received	19,499	13,486	6,013
Deposits received from employees	21,736	20,805	931
Other current liabilities	88	141	(53)
Long-term liabilities	**1,112,632**	**1,058,287**	**54,345**
Bonds	224,990	265,000	(40,010)
Long-term loans	115,000	92,500	22,500
Deferred tax liabilities	749,517	677,282	72,235
Allowance for retirement benefits	21,632	22,194	(562)
Other long-term liabilities	1,491	1,311	180
Total liabilities	**1,411,041**	**1,296,501**	**114,540**
Net assets			
Shareholders' equity	**480,375**	**487,184**	(6,809)
Common stock	80,462	80,462	-
Capital surplus	105,033	105,643	(610)
Capital reserve	101,766	101,766	-
Other capital reserve	3,267	3,877	(610)
Gain on disposal of treasury stock	3,267	3,877	(610)
Retained earnings	342,132	315,442	26,690
Legal reserve	17,004	17,004	-
General reserve	325,128	298,437	26,691
Reserve for special depreciation	869	679	190
Reserve for reduction of acquisition cost of fixed assets	249	263	(14)
General reserves	220,000	200,000	20,000
Unappropriated retained earnings at end of year	104,009	97,494	6,515
Treasury stock at cost	(47,253)	(14,363)	(32,890)
Valuation and translation adjustments	**1,156,441**	**1,045,586**	**110,855**
Net unrealized gain on other securities	1,156,445	1,045,586	110,859
Deferred gains or losses on Hedges	(3)	-	(3)
Subscription rights to shares	**202**	-	**202**
Total net assets	**1,637,020**	**1,532,771**	**104,249**
Total liabilities and net assets	**3,048,062**	**2,829,272**	**218,790**

Non-consolidated Statements of Income

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)	FY2006 (April 1, 2005 - March 31, 2006)	Increase (Decrease)
Net sales	**1,135,668**	**950,746**	**184,922**
Cost of sales	1,030,527	855,241	175,286
Selling, general and administrative expenses	65,846	62,638	3,208
Operating income	**39,294**	**32,865**	**6,429**
Non-operating income	**33,747**	**27,921**	**5,826**
Interest income and dividends income	29,397	21,537	7,860
Other non-operating income	4,349	6,383	(2,034)
Non-operating expenses	**15,027**	**17,736**	**(2,709)**
Interest expenses	5,819	4,863	956
Other non-operating expenses	9,208	12,872	(3,664)
Ordinary income	**58,013**	**43,050**	**14,963**
Extraordinary gains	**4,305**	**-**	**4,305**
Proceeds from sales of investment securities	4,305	-	4,305
Extraordinary losses	**4,390**	**-**	**4,390**
Losses of discontinuing production of designated electronics parts	4,390	-	4,390
Income before income taxes	**57,928**	**43,050**	**14,878**
Income taxes—current	18,605	12,106	6,499
Income taxes—deferred	(919)	517	(1,436)
Net income	**40,242**	**30,427**	**9,815**

Non-consolidated Statement of Changes in Total net assets

FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Shareholders' equity											
		Capital surplus			Retained earnings							
						General reserves						
	Common stock	Capital reserve	Other capital reserve	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserves	Unappropriated retained earnings at end of period	Total retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31,2006	80,462	101,766	3,877	105,643	17,004	679	263	200,000	97,494	315,442	(14,363)	487,184
Change during accounting period												
Provision for reserve						533		20,000	(20,533)			
Reversal of reserve						(344)	(14)		358			
Surplus dividend									(13,250)	(13,250)		(13,250)
Bonuses to directors and corporate auditors									(301)	(301)		(301)
Net income for the period									40,242	40,242		40,242
Repurchase of treasury stock											(35,524)	(35,524)
Exercise of stock options			(610)	(610)							2,634	2,024
Change to items other than shareholders' equity during accounting period												
Total change during accounting period	-	-	(610)	(610)	-	189	(14)	20,000	6,515	26,690	(32,889)	(6,809)
Balance at March 31,2007	80,462	101,766	3,267	105,033	17,004	869	249	220,000	104,009	342,132	(47,253)	480,375

	Valuation and translation adjustments				
	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31,2006	1,045,586	-	1,045,586	-	1,532,771
Change during accounting period					
Provision for reserve					
Reversal of reserve					
Surplus dividend					(13,250)
Bonuses to directors and corporate auditors					(301)
Net income for the period					40,242
Repurchase of treasury stock					(35,524)
Exercise of stock options					2,024
Change to items other than shareholders' equity during accounting period	110,858	(3)	110,855	202	111,057
Total change during accounting period	110,858	(3)	110,855	202	104,248
Balance at March 31,2007	1,156,445	(3)	1,156,441	202	1,637,020

Changes in Directors

1. Retiring Members of the Board of Directors

	(Current Title)
Shinjiro Kamimura	(Executive Vice President, Member of the Board)

2. Planned change in the Titles of the Members of the Board of Directors

Executive Vice President

	(Current Title)
Akira Imura	(Senior Managing Director, Member of the Board)

3. New Candidates for the Managing Officer

	(Current Title)
Kohei Nozaki	(General Manager, Technical Learning Center, Engineering Education Office)
Osamu Miura	(President, Toyota Industrial Equipment Europe, S.A.R.L)
Taku Yamamoto	(General Manager, Corporate Planning Dept.)
Yukihisa Tsuchimoto	(General Manager, Compressor Division, Manufacturing Dept. No.1)

April 26, 2007

FINANCIAL SUMMARY for FY2007 (April 1, 2006 - Mar. 31, 2007)

1. Consolidated financial results

(Billion yen, %)

	FY2007 April 06 - March 07		FY2006 April 05 - March 06		Change Amount	Change %	FY2008 Forecast April 07 - March 08		Change %
Net sales	100.0%	1,878.3	100.0%	1,505.9	372.4	24.7	100.0%	1,950.0	3.8
Operating income	4.8%	89.9	4.3%	64.0	25.9	40.5	4.9%	95.0	5.6
Ordinary income	5.8%	108.4	5.4%	80.6	27.8	34.5	5.9%	115.0	6.0
Net income	3.2%	59.4	3.1%	47.0	12.4	26.3	3.2%	63.0	5.9
Dividends per share		¥50		¥38	¥12			¥56	
Payout ratio <Consolidated>		26.3%		26.0%				27.7%	
<Non-consolidated>		38.9%		40.3%				42.6%	
Exchange rate ¥/US$		117		113	4			115	
Exchange rate ¥/Euro		150		138	12			150	
Total assets		3,585.8		3,245.3	340.5	10.5		—	
Total net assets		1,810.4		1,611.2	199.2	12.4		—	
Equity ratio		48.8%		49.6%				—	
Investments in tangible assets		129.0		130.1	(1.1)	(0.8)		120.0	(7.0)
Investments in overseas		26.3		25.8	0.5	1.8		16.0	(39.2)
Depreciation		74.4		64.4	10.0	15.6		90.0	20.9
Consolidated subsidiaries		162 companies		153 companies	9 companies			163 companies	
Affiliates applied the equity method		21 companies		22 companies	(1) company			20 companies	

Note: Starting from FY2006, the BT Industries Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the BT Industries Group's results from January 2006 to March 2007. Excluding the effects of changes in fiscal year (Jan. - Mar.), net sales amounted to 1,813.6 billion yen (up 307.7 billion yen, or 20.4%), operating income totaled 88.0 billion yen (up 24.0 billion yen, or 37.4%), ordinary income was 105.7 billion yen (up 25.1 billion yen,or 31.1%) and net income totaled 58.2 billion yen (up 11.2 billion yen, or 23.6%).

2. Breakdown of consolidated net sales

(Billion yen, %)

	FY2007		FY2006		Change	%	FY2008 Forecast		%
Vehicle	25.0%	470.2	24.7%	372.0	98.2	26.4	24.6%	480.0	2.1
Engine	8.9%	167.4	8.8%	132.3	35.1	26.5	8.9%	173.0	3.3
Car air-conditioning compressor	12.6%	235.4	14.3%	215.9	19.5	9.0	12.5%	245.0	4.0
Foundry, electronics and other	1.7%	31.7	1.8%	26.3	5.4	20.4	1.9%	37.0	16.6
Automobile total	48.2%	904.8	49.6%	746.7	158.1	21.2	47.9%	935.0	3.3
Materials handling equipment ※	40.8%	767.2	39.5%	595.2	172.0	28.9	39.5%	770.0	0.4
Logistics	4.8%	89.4	4.3%	65.1	24.3	37.3	5.9%	115.0	28.5
Textile machinery	3.1%	58.4	3.3%	49.7	8.7	17.3	3.1%	60.0	2.7
Others	3.1%	58.3	3.3%	48.9	9.4	19.2	3.6%	70.0	19.9
Total	100.0%	1,878.3	100.0%	1,505.9	372.4	24.7	100.0%	1,950.0	3.8

※ Excluding the effects of changes in subsidiaries' fiscal year, net sales of the Materials Handling Equipment Segment was 702.5 billion yen (up 107.3 billion yen, or 18.0%)

3. Unit sales

(Thousand Units)

	FY2007	FY2006	Change	FY2008	Change
Vitz (Yaris)	182	189	(7)	174	(8)
RAV4	168	108	60	176	8
Vehicle	350	297	53	350	0
Engine	489	362	127	495	6
CKD	89	166	(77)	71	(18)
Car air-conditioning compressor	20,450	19,120	1,330	21,500	1,050
Materials handling equipment ※	215 <193>	184	31 <9>	204	(11) <11>

※ Figures in < > show unit sales except the effects of changes in subsidiaries' fiscal year

4. Changes in ordinary income

(Billion yen)

Sales volume increase	29.0
Cost reduction	21.5
Exchange gain	5.2
Impact of change in subsidiaries' fiscal year	1.9
Non-operating income increase	1.9
Increase total	59.5
Depreciation	10.0
Raw material cost	9.5
Labor cost	7.6
Expenses and others	4.6
Decrease total	31.7
Total increase in ordinary income	27.8

Note: Toyota Industries posted extraordinary income (proceeds from sales of investment securities) of 4.3 billion yen and extraordinary losses (losses arising from discontinuing production of designated electronic components) of 4.3 billion yen for fiscal 2007.

English translation from the original Japanese-language document

Non-consolidated Financial Highlights

1. Non-consolidated financial results

(Billion yen, %)

	FY2007 April 06 - March 07		FY2006 April 05 - March 06		Change Amount	Change %	FY2008 Forecast April 07 - March 08		Change %
Net sales	100.0%	1,135.6	100.0%	950.7	184.9	19.5	100.0%	1,170.0	3.0
Operating income	3.5%	39.2	3.5%	32.8	6.4	19.6	3.5%	41.0	4.3
Ordinary income	5.1%	58.0	4.5%	43.0	15.0	34.8	5.1%	60.0	3.4
Net income	3.5%	40.2	3.2%	30.4	9.8	32.3	3.5%	41.0	1.9
Investments in tangible assets		70.3		81.8	(11.5)	(14.0)		65.0	(7.6)
Depreciation		45.4		41.4	4.0	9.6		52.0	14.3
Unrealized gain on other securities		1,924.2		1,739.7	184.5	10.6		—	

2. Non-consolidated balance sheets

(Billion yen)

Assets	FY2007 As of Mar. 31, 07	FY2006 As of Mar. 31, 06	Change	Liabilities and Net assets	FY2007 As of Mar. 31, 07	FY2006 As of Mar. 31, 06	Change
Current assets	266.1	268.9	(2.8)	Current liabilities	298.4	238.2	60.2
Cash and deposits	43.7	33.6	10.1	Accounts payable	137.8	128.9	8.9
Accounts receivable	110.8	104.8	6.0	Others	160.5	109.2	51.3
Marketable securities	30.0	45.0	(15.0)				
Inventories	31.6	34.3	(2.7)	Long-term liabilities	1,112.6	1,058.2	54.4
Others	49.8	51.0	(1.2)	Bonds	224.9	265.0	(40.1)
				Deferred tax liabilities	887.6	793.2	94.4
Fixed assets	2,781.9	2,560.3	221.6	Total liabilities	1,411.0	1,296.5	114.5
Tangible assets	330.9	313.1	17.8	Shareholders' equity	480.3	487.1	(6.8)
Intangible assets	7.6	8.9	(1.3)	Common stock	80.4	80.4	-
Investments and others	2,443.2	2,238.2	205.0	Capital surplus	105.0	105.6	(0.6)
				Retained earnings	342.1	315.4	26.7
				Treasury stock at cost	(47.2)	(14.3)	(32.9)
				Valuation and translation adjustments	1,156.4	1,045.5	110.9
				Subscription rights to shares	0.2	-	0.2
				Total net assets	1,637.0	1,532.7	104.3
Total	3,048.0	2,829.2	218.8	Total	3,048.0	2,829.2	218.8

Four-Year Summary and Forecast

Annual

(Billion yen)

	FY2004	FY2005	FY2006	FY2007	FY2008
<Consolidated>					
Net sales	1,164.3	1,241.5	1,505.9	1,878.3	1,950.0
Operating income	52.6	53.1	64.0	89.9	95.0
Ordinary income	58.9	70.9	80.6	108.4	115.0
Net income	33.6	43.3	47.0	59.4	63.0
<Non-consolidated>					
Net sales	749.6	784.3	950.7	1,135.6	1,170.0
Operating income	31.3	30.0	32.8	39.2	41.0
Ordinary income	34.7	39.7	43.0	58.0	60.0
Net income	21.1	26.3	30.4	40.2	41.0
<Cash dividends>					
Dividends per share	¥ 24	¥ 32	¥ 38	¥ 50	¥ 56
Payout ratio					
Consolidated	22.2%	23.7%	26.0%	26.3%	27.7%
Non-consolidated	35.5%	39.1%	40.3%	38.9%	42.6%

English translation from the original Japanese-language document

END